UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated June 3, 2007

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On June 3, 2007, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) and Digene Corp. (Nasdaq: DIGE) issued a press release announcing a definitive agreement to combine the two companies to create market- and technology-leadership in molecular diagnostics. The press release is furnished herewith as Exhibit 99.1, and the merger agreement is furnished herewith as Exhibit 99.2, and both documents are incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: June 3, 2007

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EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated June 3, 2007

99.2	Agreement and Plan of Merger among QIAGEN N.V., QIAGEN North American Holdings, Inc., QIAGEN Merger Sub, LLC and Digene Corp., dated as of June 3, 2007

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Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact Information:

QIAGEN Investors: Dr. Solveigh Mähler 011-49-2103-29-11710	Digene Investors: Al Fleury +1-301-944-7028

Media: Dr. Thomas Theuringer 011-49-2103-29-11826	Media: Pam Rasmussen +1-301-944-7196

QIAGEN AND DIGENE ANNOUNCE MERGER

CREATING MARKET AND TECHNOLOGY LEADER IN MOLECULAR DIAGNOSTICS

Transaction Valued at Approximately US$1.6 Billion

Expected to be Accretive in 2008 to QIAGEN’s Earnings Per Share

Venlo, The Netherlands and Gaithersburg, Md., USA — June 3, 2007 – QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) and Digene Corp. (Nasdaq: DIGE) announced today a definitive agreement to combine the two companies to create market- and technology-leadership in molecular diagnostics. The Boards of Directors of both companies unanimously approved the transaction in which QIAGEN is to acquire 100% of Digene’s stock for a combination of cash and QIAGEN common stock. This strategic transaction combines QIAGEN’s leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring. It is anticipated that the combined company will have over US$350 million of molecular diagnostics revenues and more than US$800 million in revenues overall in 2008.

Under the terms of the agreement, the transaction will be effected as an exchange offer, followed by a merger of Digene into a subsidiary of QIAGEN. The acquisition consideration will consist of cash and QIAGEN stock, and Digene shareholders may elect to receive for each Digene share either US$61.25 in cash or 3.545 shares of QIAGEN stock, subject to pro-ration so that the total consideration issued for Digene stock consists of 55% cash and 45% QIAGEN stock. Based on the companies’ closing stock prices on June 1, 2007, the US$61.25 per share of consideration to be received by Digene shareholders represents a premium of 37% and total equity consideration of approximately US$1.6 billion, which includes US$170 million in cash. It is anticipated that the stock portion of the consideration will be tax-free to Digene shareholders and QIAGEN shareholders will own approximately 78% of the combined company on a fully diluted basis, and Digene shareholders will own approximately 22%.

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QIAGEN is the world’s leading provider of sample and assay technologies for biological targets such as DNA, RNA and proteins. Through its technology-leading positions as well as through catalytic acquisitions, QIAGEN has created a molecular diagnostics franchise which, with approximately US$150 million in annual sales, is one of the largest in the industry. The company offers the world’s broadest portfolio of molecular diagnostic tests, which are available subject to regulatory approval in many countries of the world.

Digene holds a unique leadership position in molecular diagnostics. Digene’s primary product, the Digene® HPV (human papillomavirus) Test, screens for the presence of high-risk types of the virus that have been shown to be the cause of cervical cancer. The Digene HPV Test is the only test for HPV that is both FDA-approved and CE-marked. This addresses one of the largest and most rapidly expanding market segments in women’s health and molecular diagnostics.

“The strategic rationale for this transaction is compelling as it combines QIAGEN’s leading technology portfolio and our breadth of molecular diagnostic tests with Digene’s leadership in what is seen as the fastest-growing segment of molecular diagnostics,” said Peer M. Schatz, Chief Executive Officer of QIAGEN. “This transaction creates significant value for our shareholders and instantaneous market and technology leadership in what is one of the most exciting areas of life sciences and healthcare: molecular diagnostics. The joint franchises link virology with oncology, thereby creating an exceptional platform to add next-generation and high-value molecular diagnostic products and strategically position the company for future growth.

“This transaction is an exciting and important next step for QIAGEN. It is consistent with our strategy to expand our leadership in sample and assay technologies. We are enthusiastic about the opportunity to combine our complementary strengths and collective resources as one company. This transaction provides us with many ways to drive top-line and bottom-line growth, such as access to new channels with existing and new products and combined technology, resources and infrastructure to provide greater operating strengths. This strategic transaction will be a catalyst for growth and, as such, we do not anticipate significant changes in the combined company’s workforce. We look forward to delivering the significant benefits of the combination to all of our shareholders and to working alongside Digene’s talented employees,” Mr. Schatz continued.

Daryl J. Faulkner, Chief Executive Officer and President of Digene, said, “This transaction provides our shareholders with immediate value as well as a unique opportunity to participate in the significant upside potential of a new entity that we believe will be a global leader in molecular diagnostics. We are extremely proud of the work we have done to develop and introduce the first HPV test to be both FDA -approved and CE-marked, and to build a business with an annual run rate of over US$200 million in revenues. We look forward to the enhanced opportunities that will result from this merger, which will allow the combined company to expand its geographic reach and offer a larger portfolio of products and services to address a broad spectrum of needs.

“We are pleased to be able to build on the successful partnership we have had with QIAGEN for more than a decade. We have collaborated on various projects, such as our current Rapid Capture® System, which QIAGEN co-developed and manufactures. By accelerating this existing and productive working relationship, we anticipate future growth opportunities and have already begun to develop new products,” Mr. Faulkner continued.

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Value drivers for the combined entity include:

–	Creates a market and technology leading player in molecular diagnostics with over US$350 million of molecular diagnostics revenues;
–	Accretive to growth in revenues;
–	Industry-leading sales channel with over 300 employees in molecular diagnostics sales, over 1000 overall;
–	Platform for expansion of assay portfolio and other growth opportunities;
–	Expands opportunities across diagnostics, applied testing, pharma and research customers;
–	Technology development and commercialization partners for more than a decade;
–	Similar cultures of focus and excellence;
–	Rapid integration expected due to a long-standing relationship and geographic proximity.

Value drivers for QIAGEN include:

–	Digene’s highly focused strategy in molecular diagnostics (MDx) is a natural fit into QIAGEN’s strategy;
–	Significant value creation to QIAGEN shareholders and contribution to QIAGEN’s growth profile;
–	Leadership in what is considered one of the most important assays in MDx;
–	HPV testing is fastest growing, large segment in MDx with over US$1 billion market potential;
–	Digene’s leading IP positions in HPV – a virus with more than 100 subtypes, of which approximately 13 are high-risk;
–	HPV bridges QIAGEN’s virology leadership into the fast-growing oncology segment;
–	The HPV assay creates unique value for QIAGEN’s platforms and assay breadth;
–	Unique regulatory position – Digene has the only FDA-approved test for HPV.

Value drivers for Digene include:

–	Highly attractive consideration for Digene shareholders, including option to benefit in upside potential;
–	QIAGEN’s unparalleled sample and assay technology breadth creates opportunities for future;
–	Adds key assay technologies such as multiplex (QIAplex), PCR and isothermal technologies;
–	Adds key sample technologies such as DNA processing from cervical swabs;
–	QIAGEN’s broad assay portfolio creates new value for Digene’s customers;
–	QIAGEN’s global sales strength accelerates rapid global rollout – including Asia;
–	Can utilize QIAGEN’s operations and infrastructure for next phase of growth.

Both QIAGEN and Digene have strong leadership teams with proven expertise in both molecular diagnostics and life sciences. With the new platform of global infrastructure and scale, as well as extensive R&D capabilities, the combined company is poised for immediate growth as an industry leader. Both companies have talented and experienced employees who have achieved high standards in innovation and service to their customers and patients. The breadth and depth of both companies’ management teams and employees will be instrumental in realizing the substantial upside potential of the combination.

Accretion

Based on preliminary analyses and assuming the transaction closes in the August/September time period, QIAGEN expects this transaction to contribute revenues of approximately US$58 to $60 million in the fourth quarter 2007 and approximately US$260 to $270 million for the full year of 2008. On an adjusted basis excluding one-time charges, integration and restructuring costs and amortization of acquired IP as well as equity based compensation (SFAS 123R), the acquisition is expected to dilute QIAGEN’s adjusted EPS by US$0.03 to $0.04 in the fourth quarter 2007. It is anticipated that the transaction will be accretive to QIAGEN’s adjusted EPS in 2008 by US$0.02 to $0.04. QIAGEN expects the transaction to be significantly accretive to earnings thereafter.

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Transaction Summary

•	Merger agreement signed on June 3, 2007;
•	Transaction expected to close in the August/September time period;
•	Pre-tax cost savings of approximately US$35 to US$45 million per year;
•	Combination expected to add revenues of approximately US$58 to $60 million in the fourth quarter 2007;
•	Combination expected to incur customary one-time charges at closing;
•	Combination expected to add revenues of approximately US$260 to $270 million in 2008;
•	Combination expected to be accretive to QIAGEN’s adjusted EPS by US$0.02 to $0.04 in 2008 and significantly accretive thereafter;
•	Significant increase in QIAGEN’s adjusted operating margin expected in 2008 and thereafter;
•	Rapid integration expected due to a long-standing relationship and geographic proximity;
•	QIAGEN has received financing commitments required to complete the transaction.

About Cervical Cancer and HPV

HPV is a family of common viruses, of which more than 30 types are transmitted through intimate (genital) skin-to-skin contact. The U.S. Centers for Disease Control and Prevention estimates that 6.2 million Americans acquire a new genital HPV infection every year and that 80% of women will be infected by the age of 50. Digene markets the only test that is both FDA-approved and CE-marked for detection of 13 high-risk types of HPV. Studies involving more than 200,000 women and spanning four continents have shown that the sensitivity of the Digene HPV Test is significantly higher than Pap (cytology) testing alone. HPV testing is typically performed in the same laboratories in which QIAGEN’s products are used. In addition, the new combined company will be uniquely positioned to facilitate HPV testing in under-served regions in both industrialized and developing countries.

QIAGEN Management and Headquarters

Following the close of the transaction, Peer M. Schatz will remain Chief Executive Officer of QIAGEN, Roland Sackers will remain Chief Financial Officer of QIAGEN and Daryl J. Faulkner will serve as co-head of the Integration Steering Committee. The combined company will be called “QIAGEN” with its U.S. headquarters in Maryland.

Approvals and Time to Close

The transaction is subject to the tender of a majority of Digene’s common stock on a fully diluted basis, approval by QIAGEN’s shareholders, as well as customary closing conditions including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transaction is expected to close in the August/September time period.

Digene Analyst Day

In light of today’s announcement, the Digene Analyst Day, which was previously scheduled to be held on June 5, 2007, will be rescheduled for the combined company after the transaction is completed.

Advisors

In connection with the transaction, Goldman, Sachs & Co. is acting as exclusive financial adviser to QIAGEN, and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., De Brauw Blackstone Westbroek, and Freshfields Bruckhaus Deringer are legal counsel. JP Morgan is acting as exclusive financial adviser to Digene, and Ballard, Spahr, Andrews & Ingersoll, LLP are legal counsel.

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Conference Call / Webcast Information

Please join us on Monday, June 4, 2007, when QIAGEN and Digene will host a conference call and webcast with investment analysts and shareholders at 8:30 a.m. (Eastern Daylight Time) / 2:30 p.m. (Central European Summer Time) to provide more information on this announcement and respond to questions. The webcast and accompanying slides can be accessed at www.qiagen.com and www.digene.com. An audio archive of the call will be available on both companies’ Web sites.

Conference Call Dial-in:	+1-888-562-3356 +1-973-582-2700 Passcode:		Domestic International 8863042

Replay Dial-in:	+1-877-519-4471 +1-973-341-3080 Passcode:		Domestic International 8863042

Webcast Access:	www.qiagen.com	or	www.digene.com

About QIAGEN

QIAGEN N.V., a Netherlands holding company is the leading provider of innovative sample and assay technologies and products. QIAGEN’s products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics. QIAGEN has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection, nucleic acid and protein handling, separation, and purification and open and target specific assays. The company’s products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. QIAGEN employs more than 1,900 people worldwide. QIAGEN products are sold through a dedicated sales force and a global network of distributors in more than 40 countries. In this press release QIAGEN is using the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. Current QIAGEN molecular diagnostics products are 34 EU CE IVD assays, six EU CE IVD sample preparation products, one 510k PAX RNA product, nine China SFDA IVD assays and 98 general purpose reagents. Further information about QIAGEN can be found at www.qiagen.com.

About Digene

A leader in molecular diagnostics, Digene develops, manufactures and markets proprietary DNA and RNA tests, with a focus on women’s health. The company’s flagship product, the Digene® HPV Test, is the only FDA-approved and CE-marked test for the detection of human papillomavirus, the cause of essentially all cervical cancers. Digene’s product portfolio also includes tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea. Digene tests are marketed in more than 40 countries worldwide. Headquartered in Gaithersburg, MD, Digene is traded on NASDAQ under the symbol DIGE. For more information, visit www.digene.com and www.theHPVtest.com.

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Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of QIAGEN and Digene and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Digene shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of QIAGEN and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission.

Additional Information

QIAGEN is filing today a Current Report on Form 6-K that will include as exhibits the Agreement and Plan of Merger among QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN’s merger subsidiary and Digene Corporation. QIAGEN intends to file a Registration Statement on Form F-4 and a Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene upon commencement of the exchange offer. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

In addition to the Registration Statement on Form F-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.

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Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measure "adjusted EPS." Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. Adjusted EPS is not a measure of operating performance under GAAP. We believe that the use of adjusted EPS helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider adjusted EPS as a substitute for net income per share prepared in accordance with GAAP.

# # #

Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

QIAGEN N.V.,

QIAGEN NORTH AMERICAN HOLDINGS, INC.,

QIAGEN MERGER SUB, LLC

AND

DIGENE CORPORATION

Dated June 3, 2007

A-i

A-ii

EXHIBITS

EXHIBIT A—Form of Affiliate Agreement

SCHEDULES

Schedule 2.9

Company Disclosure Schedule

Parent Disclosure Schedule

A-iii

AGREEMENT AND PLAN OF MERGER (this “Agreement”), made and entered into June 3, 2007 by and among QIAGEN N.V., a public limited liability company (Naamloze Vennootschap) organized in the Kingdom of The Netherlands (“Parent”), QIAGEN North American Holdings, Inc., a California corporation and wholly owned Subsidiary of Parent (“NAH”), QIAGEN MERGER SUB, LLC, a Delaware limited liability company and wholly owned Subsidiary of NAH (“Merger Sub”) and DIGENE CORPORATION, a Delaware corporation (the “Company”). Parent, NAH, Merger Sub and the Company are sometimes referred to herein each individually as a “Party” and, collectively, as the “Parties.” Certain capitalized terms used herein shall have the respective meanings ascribed thereto in Section 9.13.

RECITALS

WHEREAS, the Supervisory Board and Managing Board of Parent, the sole member of Merger Sub and the Boards of Directors of NAH and the Company have each declared it to be advisable and in the best interests of their respective entities and their respective equity holders that Parent acquire the Company in order to advance each of their long-term business interests; and

WHEREAS, the Supervisory Board and Managing Board of Parent, the sole member of Merger Sub and the Boards of Directors of NAH and the Company have each approved this Agreement and the merger of the Company with and into Merger Sub (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Delaware Limited Liability Company Act (“DLLCA”) and the terms and conditions set forth herein; and

WHEREAS, in furtherance of such transaction, it is proposed that Parent, NAH or Merger Sub shall make an offer in the United States (as such offer may be amended from time to time, the “Offer” and together with the Merger and the other transactions contemplated by this Agreement, the “Transactions”) to acquire each issued and outstanding share of Company Common Stock in exchange for, at the election of the holder thereof, cash or Parent Common Shares or a combination of cash and Parent Common Shares, all in accordance with the terms and conditions set forth in this Agreement; and

WHEREAS, for federal income tax purposes, it is intended that (a) the exchange of Company Common Stock for cash and Parent Common Shares pursuant to the Offer and the Merger shall be treated as an integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (“Code”) and the rules and regulations promulgated thereunder, (b) the exchange of Company Common Stock for Parent Common Shares shall result in no gain recognition to the Company’s stockholders pursuant to Section 367 of the Code and the rules and regulations promulgated thereunder, (c) this Agreement constitute a plan of reorganization, and (d) Parent, NAH and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows.

1. THE OFFER

1.1 The Offer.

(a) Provided that (i) this Agreement shall not have been terminated in accordance with Section 8, (ii) none of the events set forth in clauses (i)–(v) of Annex I hereto shall have occurred and be continuing (and shall not have been waived by Parent) and (iii) the Company shall have complied with its applicable obligations under Section 1.2, unless otherwise agreed by Parent and the Company, as promptly as reasonably practicable after the public announcement of the execution of this Agreement, Parent shall or shall cause Merger Sub or NAH to commence (as defined in Rule 14d-2 promulgated under the Exchange Act) the Offer to purchase each share of the Company’s common stock, par value $0.01 per share

(“Company Common Stock”), issued and outstanding on the Acceptance Date, in exchange for, at the election of the holder thereof, and subject to Section 1.5(b)(iv), (i) for each share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked (a “Cash Election”), the right to receive in cash from Parent, NAH or Merger Sub, as applicable, without interest, an amount equal to $61.25 (the “Per Share Cash Consideration”) or (ii) for each share of Company Common Stock with respect to which an election to receive common shares of Parent, €0.01 par value per share (“Parent Common Shares”), has been effectively made and not revoked (a “Stock Election”), the right to receive from Parent, NAH or Merger Sub, as applicable, 3.545 Parent Common Shares, and any cash to be paid in lieu of fractional Parent Common Shares pursuant to this Agreement (the “Per Share Stock Consideration” and, together with the Per Share Cash Consideration, as determined in accordance with Section 1.5, the “Consideration”); and (iii) for each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked (“Non-Election Shares”), the right to receive from Parent such Per Share Stock Consideration and/or Per Share Cash Consideration as is determined in accordance with Section 1.5.

(b) The Offer shall be subject only to (1) the condition that there shall be validly tendered in accordance with the terms of the Offer, prior to the expiration of the Offer, and not withdrawn, a number of shares of Company Common Stock that, together with the shares of Company Common Stock owned by Parent, NAH and Merger Sub, represents, at the expiration of the Offer, at least the Minimum Condition and (2) the other conditions set forth in Annex I hereto. Upon termination of this Agreement, if the Offer has not then been consummated, the Offer shall immediately expire and terminate without any shares of Company Common Stock being purchased thereunder. Parent, NAH and Merger Sub, as applicable, expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer; provided, however, that, without the prior written consent of the Company, no change may be made that: (i) decreases the consideration payable in the Offer; (ii) changes the form of consideration payable in the Offer to a form other than cash or Parent Common Shares; (iii) decreases the aggregate amount of Cash Consideration available in the Offer or decreases the relative amount of Cash Consideration available in the Offer; (iv) reduces the number of shares of Company Common Stock sought in the Offer; (v) imposes conditions to the Offer in addition to those set forth above or in Annex I; (vi) modifies or waives the Minimum Condition; (vii) except as provided below, changes the date on which the Offer is scheduled to expire; or (viii) makes any other change that is adverse to the holders of Company Common Stock or to holders that have elected a particular form of Consideration. Notwithstanding the foregoing, Parent, NAH and Merger Sub, as applicable, shall (or in the case of clause (iii) below, shall at their option) extend the Offer for one or more periods (i) beyond the scheduled expiration date, which shall initially be 25 Business Days following the commencement of the Offer, up to the Termination Date, if, at the scheduled or extended expiration date of the Offer, any of the conditions to the Offer shall not have been satisfied or, to the extent permitted, waived, until such conditions are satisfied or, to the extent permitted, waived, (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable Law, or (iii) for an aggregate period of not more than 10 Business Days beyond the latest applicable date that would otherwise be permitted under clause (i) or (ii) of this sentence, if, as of such date, all of the conditions to the Offer have been satisfied or waived, but the number of shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer equals more than 80%, but less than 90% of the outstanding shares of Company Common Stock on a fully diluted basis; provided, however, that (x) Parent, NAH and Merger Sub, as applicable, shall not be obligated to extend the Offer pursuant to clause (i) of this sentence (but may elect to do so in accordance with this Section 1.1(b), provided that no such extension or series of extensions pursuant to this parenthetical that would extend the offer by more than 10 Business Days in the aggregate may be made without the prior written consent of the Company) if the Minimum Condition is not satisfied at the time such extension would otherwise be required, so long as the conditions set forth in Annex I have been satisfied, and Parent has publicly announced such fact and its intention not to extend the Offer at least two Business Days prior to the date such extension would, but for this proviso, otherwise have been required, (y) in the event Parent, NAH or Merger Sub, as applicable, elects to extend the expiration date pursuant to clause (iii), Parent, NAH and Merger Sub shall be deemed to have irrevocably waived all of the conditions to the Offer set forth in Annex I, and (z) Parent’s, NAH’s and Merger Sub’s, as applicable, obligation to extend the Offer pursuant to clauses (i) or (ii) of this sentence is subject to such Parties’ respective rights to terminate this Agreement pursuant to Section 8. Except (A) as provided in clause (iii) of the previous sentence and (B) as elected by Parent in its sole discretion to extend the Offer for a period not to exceed 10 Business Days, Parent, NAH and Merger Sub, as applicable, shall not be permitted to extend the Offer without the prior written consent of the Company at the time that all conditions to the Offer have been satisfied or, to the extent permitted, waived. Parent, NAH or Merger Sub, as applicable, shall deliver a written notice to the Company (the “Acceptance Notice”) of its intention to accept for payment shares of Company Common Stock pursuant to the Offer one Business Day in advance of the proposed Acceptance Date. Subject to the foregoing and upon the terms and subject to the conditions of the Offer, Parent shall or shall cause NAH or Merger Sub to accept for payment or exchange, as promptly as reasonably practicable after the expiration of the Offer, all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

(c) As soon as reasonably practicable on the date of commencement of the Offer, Parent shall, or Parent shall cause NAH or Merger Sub to, (i) file with the SEC a Tender Offer Statement on Schedule TO relating to the Offer, which shall include an offer to purchase and letter of transmittal/election form and such other ancillary documents as shall be required by applicable Law (together with any amendments or supplements thereto, the “Schedule TO”; and, together with the Offer Registration Statement and such other documents pursuant to which the Offer will be made, the “Offer Documents”), (ii) file with the SEC a registration statement on Form F-4 to register the offer and sale of Parent Common Shares pursuant to the Offer (the “Offer Registration Statement”) and (iii) disseminate the Offer Documents to holders of Company Common Stock. Each of the Company, Parent, NAH and Merger Sub shall use their reasonable efforts to have the Offer Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof with the SEC and to keep the Offer Registration Statement effective as long as necessary to complete the Offer. Each of Parent, NAH and Merger Sub and the Company agree promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent shall, and Parent shall cause NAH or Merger Sub to, take all steps necessary to cause the Schedule TO and the Offer Registration Statement as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be, at such time as reasonably agreed by Parent and the Company, disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws. The Company and its counsel shall be given an opportunity to review and comment on the Offer Documents prior to their being filed with the SEC or disseminated to the holders of shares of Company Common Stock. Parent shall, and Parent shall cause NAH or Merger Sub to, provide the Company and its counsel with any comments Parent, NAH and Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall provide the Company and its counsel an opportunity to participate in the response of Parent, NAH or Merger Sub to such comments.

1.2 Company Action.

(a) The Company hereby consents to the Offer and represents that the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions in accordance with the DGCL, and (iii) resolved to recommend acceptance of the Offer and, as applicable, adoption of this Agreement by the Company’s stockholders (the “Recommendation”); provided, however, that the Company Board may withdraw, qualify, modify or amend the Recommendation as and only to the extent permitted by Section 5.2. The Company further represents that the Company Board has received the opinion of J.P. Morgan Securities Inc. to the effect that, as of the date of this Agreement, the consideration to be received by the holders of Company Common Stock (other than Parent, NAH, Merger Sub and their respective affiliates) in the Offer and the Merger is, taken together, fair from a financial point of view to such holders, and a copy of such opinion, promptly upon receipt thereof, will be delivered to Parent. The Company hereby consents to the inclusion in the Offer Documents of the Recommendation and the Company shall not withdraw, qualify, modify or amend the Recommendation in any manner adverse to Parent, NAH or Merger Sub except as and only to the extent permitted by Section 5.2.

(b) The Company hereby agrees to file with the SEC contemporaneously with the commencement of the Offer and disseminate to holders of shares of Company Common Stock a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.2, shall include the Recommendation. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to its being filed with the SEC or disseminated to holders of shares of Company Common Stock. The Company agrees to provide Parent and its counsel with any comments that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and shall provide Parent and its counsel with a reasonable opportunity to participate in the response of the Company to such comments. Each of the Company and Parent agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be, at such time as reasonably agreed by Parent and the Company, disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws.

(c) The Company shall promptly furnish Parent with mailing labels containing the names and addresses of all record holders of shares of Company Common Stock and with security position listings of shares of Company Common Stock held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of shares of Company Common Stock. The Company shall promptly furnish Parent with such additional information, including, without limitation, updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance in disseminating the Offer Documents to holders of shares of Company Common Stock as Parent may reasonably request. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent, NAH and Merger Sub shall hold in confidence the information contained in such labels, listings and files, shall use such information only in connection with the Transactions, and, if this Agreement shall be terminated in accordance with Section 8, shall deliver to the Company all copies of such information then in their possession.

1.3 Top-Up Option.

(a) Subject to the terms and conditions herein, the Company hereby grants to Parent an irrevocable, assignable option (the “Top-Up Option”) to purchase up to that number of shares of Company Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock collectively owned by Parent, NAH and Merger Sub and any of their respective affiliates immediately following consummation of the Offer, shall constitute at least 90% of the Fully-Diluted Shares (assuming the issuance of the Top-Up Option Shares), at a purchase price per Top-Up Option Share equal to the Consideration, payable in Parent Common Shares, cash or a demand note at the sole discretion of Parent.

(b) Parent may, at its election, exercise the Top-Up Option, whether in whole or in part, at any one time after the occurrence of a Top-Up Exercise Event and prior to the Top-Up Termination Date. For the purposes hereof, a “Top-Up Exercise Event” shall occur upon Parent’s acceptance for payment pursuant to the Offer (including, without limitation, any subsequent offering that Parent may elect to extend pursuant to the terms and conditions of this Agreement) of shares of Company Common Stock constituting, together with shares of Company Common Stock owned directly or indirectly by any other affiliates of Parent, less than 90% of the Fully-Diluted Shares, but only if (i) the issuance of the Top-Up Option Shares pursuant thereto would not require the approval of the stockholders of the Company under NASDAQ rules and regulations, or NASDAQ has granted a waiver from any such rule or regulation that is reasonably acceptable to the parties hereto, (ii) there is no other applicable law, rule or regulation that would require the approval of the Company’s stockholders for the issuance of the Top-Up Shares, or any such approval shall have been waived, (iii) there are sufficient shares of Company Common Stock available for issuance under the Company’s Certificate of Incorporation or available in the treasury of the Company, and (iv) any Parent Common Stock to be issued in connection with the exercise of the Top-Up Option may be issued pursuant to a valid exemption from the registration requirements of the Securities Act or any state securities laws. Upon and after the request of Parent, the Company shall use its reasonable best efforts to obtain any waiver contemplated by clause (i) of the preceding sentence from NASDAQ as promptly as possible after any such request. For the purposes hereof, the “Top-Up Termination Date” shall occur upon the earliest to occur of (A) the Effective Time, (B) the termination of this Agreement, (C) the date that is ten (10) Business Days after the occurrence of a Top-Up Exercise Event, unless the Top-Up Option has been previously exercised in accordance with the terms and conditions hereof and (D) the date that is ten Business Days after the Top-Up Notice Date, unless the Top-Up Closing shall have previously occurred.

(c) If Parent wishes to exercise the Top-Up Option, Parent shall send to the Company a written notice (a “Top-Up Exercise Notice,” and the date of receipt of which notice is referred to herein as the “Top-Up Notice Date”), specifying the place for the closing of the purchase and sale of shares of Company Common Stock pursuant to the Top-Up Option (the “Top-Up Closing”) and a date not earlier than one Business Day nor later than ten Business Days after the Top-Up Notice Date for the Top-Up Closing. The Company shall, promptly after receipt of the Top-Up Exercise Notice, deliver a written notice to Parent confirming the number of Top-Up Option Shares and the aggregate purchase price therefor.

(d) At the Top-Up Closing, subject to the terms and conditions of this Agreement, (i) the Company shall deliver to Parent a certificate or certificates evidencing the applicable number of Top-Up Option Shares; provided that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition that no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of any such exercise and (ii) Parent shall purchase each Top-Up Option Share from the Company for the Consideration described above. Payment by Parent of the Consideration for the Top-Up Option Shares may be made, at Parent’s option, by delivery of (A) immediately available funds by wire transfer to an account designated by the Company, (B) a demand note issued by Parent in customary form and in a principal face amount equal to the purchase price for the Top-Up Option Shares or (C) Parent Common Shares.

(e) Upon the delivery by Parent to the Company of the Top-Up Exercise Notice, and the tender of the Consideration described in Section 1.3(d), Parent shall be deemed to be the holder of record of the Top-Up Option Shares issuable upon that exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing those Top-Up Option Shares shall not then be actually delivered to Parent or the Company shall have failed or refused to designate the bank account described in Section 1.3(d).

(f) Parent shall pay all expenses, and any and all federal, state and local stock transfer taxes and other related charges, that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 1.3.

(g) Certificates evidencing Top-Up Option Shares delivered hereunder may include legends legally required, including a legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

1.4 Directors.

(a) Effective upon the Acceptance Date, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of the (i) total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.4) and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent, NAH or Merger Sub (including shares of Company Common Stock accepted for payment or exchange) bears to the total number of shares of Company Common Stock outstanding, and the Company shall take all action necessary to cause Parent’s designees to be elected or appointed to the Company Board, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company will also use its best efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Company Board and (ii) each board of directors of each Subsidiary of the Company identified by Parent (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board, in each case only to the extent permitted by applicable Law. Notwithstanding the provisions of this Section 1.4, the parties hereto shall use their respective best efforts (including by reducing the number of directors that Parent may designate pursuant to the first sentence of this paragraph (a), but in no event to less than a majority of the directors on the Company Board) to ensure that at least two of the members of the Company Board shall, at all times prior to the Effective Time, be directors of the Company who were directors of the Company on the date hereof (the “Continuing Directors”); provided that if there shall be in office fewer than two Continuing Directors for any reason, the Company Board shall cause a person designated by the remaining Continuing Director to fill such vacancy who shall be deemed to be a Continuing Director for all purposes of this Agreement, or if no Continuing Directors then remain, the other directors of the Company then in office shall designate two persons to fill such vacancies who will not be officers or employees or affiliates of the Company, Parent, NAH or Merger Sub or any of their respective Subsidiaries and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement.

(b) The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section, so long as Parent shall have provided to the Company on a timely basis in writing and be solely responsible for any information with respect to itself, NAH, Merger Sub and their respective nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

(c) Following the election or appointment of Parent’s designees pursuant to Section 1.4(a) and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize any termination of this Agreement by the Company, any amendment of this Agreement requiring action by the Company Board, any extension of time for performance of any obligation or action hereunder by Parent, NAH or Merger Sub, any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company, any amendment of the certificate of incorporation or by-laws of the Company, and any other action of the Company hereunder which adversely affects the holders of shares of Company Common Stock (other than Parent, NAH or Merger Sub).

1.5 Allocation of Consideration; Election Procedures.

(a) Allocation. Notwithstanding anything in this Agreement to the contrary, the maximum number of shares of Company Common Stock (the “Cash Election Number”) to be exchanged for Per Share Cash Consideration pursuant to the Offer shall be 55% of the number of whole shares of Company Common Stock that are tendered and accepted for payment or exchange pursuant to the Offer. The number of shares of Company Common Stock to be exchanged for Per Share Stock Consideration pursuant to the Offer (the “Stock Election Number”) shall be equal to the number of whole shares of Company Common Stock that are tendered and accepted for payment or exchange pursuant to the Offer less the Cash Election Number.

(b) Election Procedures.

(i) Subject to allocation and proration in accordance with the provisions of this Section 1.5, each record holder of shares of Company Common Stock issued and outstanding immediately prior to the Election Deadline (A) may specify in a request made in accordance with the provisions of this Section 1.5(b) (1) the number of shares of Company Common Stock owned by such holder with respect to which such holder desires to make a Cash Election and (2) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election or (B) may indicate that such holder has no preference as to the receipt of Per Share Cash Consideration or Per Share Stock Consideration for such shares of Company Common Stock (a “Non-Election”). Shares of Company Common Stock in respect of which a Non-Election is made (“Non-Election Shares”) shall be deemed by Parent, in its sole and absolute discretion, subject to Section 1.5(b)(iv)-(vii), to be, in whole or in part, shares of Company Common Stock in respect of which Cash Elections or Stock Elections have been made.

(ii) Elections pursuant to Section 1.5(b)(i) shall be made on a form and with such other provisions to be reasonably agreed upon by the Company and Parent (a “Form of Election”) to be provided by the Exchange Agent for that purpose to holders of record of shares of Company Common Stock, together with appropriate transmittal materials, at the time of mailing to holders of record of shares of Company Common Stock of the Offer Documents. Elections shall be made by mailing to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 p.m., on the Acceptance Date, (which date shall be publicly announced by Parent as soon as reasonably practicable but in no event less than five trading days prior to the Acceptance Date (the “Election Deadline”). The Company shall use its commercially reasonable efforts to make a Form of Election available to all persons who become holders of record of shares of Company Common Stock between the date of mailing described in the first sentence of this Section 1.5(b)(ii) and the Election Deadline. Parent shall determine, in its reasonable discretion, which authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election have been properly completed, signed and submitted or revoked. Neither Parent nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. A holder of shares of Company Common Stock that tenders shares of Company Common Stock in the Offer and does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a Non-Election.

(iii) An election may be revoked with respect to any shares of Company Common Stock, but only by written notice received by the Exchange Agent prior to the Election Deadline. Upon any such revocation, unless a duly completed Form of Election is thereafter submitted in accordance with Section 1.5(b)(i), such shares of Company Common Stock shall be Non-Election Shares.

(iv) In the event that the aggregate number of shares of Company Common Stock in respect of which Cash Elections have been made (collectively, the “Cash Election Shares”) exceeds the Cash Election Number (such excess the “Excess Cash Election Shares”), then:

1. all shares in respect of which Stock Elections have been made (the “Stock Election Shares”) shall be exchanged for Per Share Stock Consideration,

2. all Non-Election Shares shall be deemed converted into Stock Election Shares and exchanged for Per Share Stock Consideration,

3. all Excess Cash Election Shares shall be deemed converted into Stock Election Shares, on a pro-rata basis for each record holder of Cash Election Shares so that the number of Excess Cash Election Shares so converted, when added to the other Stock Election Shares, shall equal as closely as reasonably practicable the Stock Election Number, and all such Excess Cash Election Shares so converted shall be exchanged for Per Share Stock Consideration; and

4. all Cash Election Shares not deemed converted into Stock Election Shares pursuant to 3 above shall be exchanged for Per Share Cash Consideration.

(v) In the event that the aggregate number of Stock Election Shares exceeds the Stock Election Number (such excess the “Excess Stock Election Shares”), then:

1. all Cash Election Shares shall be exchanged for Per Share Cash Consideration,

2. all Non-Election Shares shall be deemed converted into Cash Election Shares and exchanged for Per Share Cash Consideration,

3. all Excess Stock Election Shares shall be deemed converted into Cash Election Shares, on a pro-rata basis for each record holder of Stock Election Shares, so that the number of Excess Stock Election Shares so converted, when added to the other Cash Election Shares, shall equal as closely as reasonably practicable the Cash Election Number, and all such Excess Stock Election Shares so converted shall be exchanged for Per Share Cash Consideration, and

4. all Stock Election Shares not deemed converted into Cash Election Shares pursuant to 3 above shall be exchanged for Per Share Stock Consideration.

(vi) In the event that neither clause (iv) nor clause (v) of this Section 1.5(b) is applicable, Non-Election Shares shall be deemed converted into Stock Election Shares on a pro rata basis for each record holder of Non-Election Shares such that the total number of Stock Election Shares equals the Stock Election Number and any remaining Non-Election Shares shall be deemed converted into Cash Election Shares, and (x) all Cash Election Shares and all Non-Election Shares which are deemed converted into Cash Election Shares shall be exchanged for Per Share Cash Consideration, and (y) all Stock Election Shares and all Non-Election Shares which are deemed converted into Stock Election Shares shall be exchanged for Per Share Stock Consideration.

(vii) The Exchange Agent, in consultation with Parent and the Company, shall make all computations to give effect to this Section 1.5(b).

1.6 Exchange of Certificates. The procedures for exchanging Company Certificates representing outstanding shares of Company Common Stock for the Consideration pursuant to the Offer are set forth below.

(a) Exchange Agent. Prior to the Acceptance Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as Exchange Agent in connection with the Offer (the “Exchange Agent”).

(b) Exchange Fund. No later than the Acceptance Date, as a condition to acceptance of the shares of Company Common Stock tendered in the Offer, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Company Common Stock, for exchange in accordance with the terms of the Offer, (i) the Offer Cash Pool plus an estimate of any cash to be paid in lieu of fractional Parent Common Shares pursuant to this Agreement and (ii) certificates representing the Parent Common Shares issuable to holders of Company Common Stock in the Offer (such cash and certificates for Parent Common Shares, together with any dividends or distributions with respect thereto, being hereinafter referred to as, the “Exchange Fund”) and shall give irrevocable instructions to the Exchange Agent to make cash payments and deliver the Parent Common Shares in exchange for the shares of Company Common Stock. The Exchange Agent shall, pursuant to such irrevocable instructions, make cash payments and deliver the Parent Common Shares contemplated to be issued pursuant to this Agreement out of the Exchange Fund.

(c) Distributions on Parent Common Shares. For purposes of determining entitlement to dividends or other distributions declared on Parent Common Shares, holders of Company Common Stock who have validly tendered and not withdrawn such shares pursuant to the Offer shall be deemed to be record holders of Parent Common Shares as of the Acceptance Date, notwithstanding the fact that certificates representing such shares have not yet been issued or delivered to tendering stockholders (or, if applicable, appropriate book-entries have not yet been made).

2. THE MERGER

2.1 The Merger. Subject to the consummation of the Offer, in accordance with the DGCL, the DLLCA and the terms and conditions of this Agreement, the Company shall be merged with and into Merger Sub. From and after the Effective Time, the separate corporate existence of the Company shall cease and Merger Sub, as the surviving entity in the Merger, shall continue its existence under the Laws of the State of Delaware as a wholly owned Subsidiary of NAH. Merger Sub as the surviving entity after the Merger is hereinafter sometimes referred to as the “Surviving Company.”

2.2 Closing. Unless this Agreement shall have been terminated pursuant to the provisions of Section 8, and subject to the satisfaction or waiver, as the case may be, of the conditions set forth in Section 7, the closing of the Merger (the “Closing”) shall take place at a time and on a date to be mutually agreed upon by the Parties (the “Closing Date”), which date shall be no later than the fifth Business Day after all the conditions set forth in Section 7 (excluding conditions that, by their nature, cannot be satisfied until the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived, unless another time and/or date is agreed to in writing by Parent and the Company. The Closing shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, MA 02111, unless another place is agreed to in writing by the Parties. For purposes of this Agreement, “Business Day” shall mean any day other than Saturday, Sunday or a legal holiday on which banks are permitted to be closed in New York, New York.

2.3 Filing of Certificate of Merger. Subject to the provisions of this Agreement, at the Closing, the Parties shall cause the Merger to become effective by causing the Surviving Company to execute and file in accordance with the DGCL and the DLLCA a certificate of merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”). The Merger shall become effective upon such filing, or at such later date and time as is agreed to by Parent and the Company and set forth in the Certificate of Merger (the “Effective Time”).

2.4 Effect of the Merger. Upon the Closing, the Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL and Section 18-209 of the DLLCA.

2.5 Conversion of Shares.

(a) Subject to this Section 2, at the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall, by virtue of the Merger and without any action on the part of Parent, NAH, Merger Sub, the Company or the holder thereof, be converted into and shall become the right to receive the Consideration in accordance with the provisions of this Section 2, and each holder of a Company Certificate shall cease to have any rights with respect thereto other than, at the election of the holder thereof, (i) for each share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked (a “Merger Cash Election”), the right to receive in cash, without interest, an amount equal to the Per Share Cash Consideration, (ii) for each share of Company Common Stock with respect to which an election to receive Parent Common Shares has been effectively made and not revoked (a “Merger Stock Election”), the right to receive the Per Share Stock Consideration, and (iii) for each share of Company Common Stock other than shares as to which a Merger Cash Election or a Merger Stock Election has been effectively made and not revoked (“Merger Non-Election Shares”), the right to receive from Parent such Per Share Stock Consideration and/or Per Share Cash Consideration as is determined in accordance with this Section 2.5.

(b) Allocation. Notwithstanding anything in this Agreement to the contrary, the maximum number of shares of Company Common Stock (the “Merger Cash Election Number”) to be converted into the right to receive Per Share Cash Consideration pursuant to the Merger shall be equal to 55% of the number of shares of Company Common Stock (other than Excluded Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time. The number of shares of Company Common Stock to be converted into the right to receive Per Share Stock Consideration pursuant to the Merger (the “Merger Stock Election Number”) shall be equal to the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) less the Merger Cash Election Number.

(c) Election Procedures.

(i) Any Merger Cash Election or Merger Stock Election shall be made on a form furnished by Parent for that purpose (a “Merger Form of Election”), which form may be part of the letter of election and transmittal delivered to former holders of shares of Company Common Stock promptly following the Effective Time. Holders of record who hold shares of Company Common Stock as nominees, trustees or in other representative capacities may submit multiple Merger Form of Election on behalf of their respective beneficial holders. To be effective, a Merger Form of Election must be properly completed, signed and submitted to the Exchange Agent at its designated office, within 45 calendar days after the Closing Date (the “Merger Election Deadline”). Parent shall determine, in its reasonable discretion, which authority it may delegate in whole or in part to the Exchange Agent, whether Merger Forms of Election have been properly completed, signed and submitted or revoked. Neither Parent nor the Exchange Agent will be under any obligation to notify any person of any defect in a Merger Form of Election submitted to the Exchange Agent. A holder of shares of Company Common Stock that does not submit an effective Merger Form of Election prior to the Merger Election Deadline shall be deemed to have made a Merger Non-Election.

(ii) Subject to allocation and proration in accordance with the provisions of this Section 2.5, each record holder of shares of Company Common Stock (other than Excluded Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time (A) may specify in a request made in accordance with the provisions of this Section 2.5 (1) the number of shares of Company Common Stock owned by such holder with respect to which such holder desires to make a Merger Cash Election and (2) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Merger Stock Election or (B) may indicate that such holder is making a Merger Non-Election for such shares of Company Common Stock. Merger Non-Election Shares shall be deemed by Parent, in its sole and absolute discretion, subject to Section 2.5(c)(iii)-(v), to be, in whole or in part, shares of Company Common Stock in respect of which Merger Cash Elections or Merger Stock Elections have been made.

(iii) In the event that the aggregate number of shares of Company Common Stock in respect of which Merger Cash Elections have been made (collectively, the “Merger Cash Election Shares”) exceeds the Merger Cash Election Number (such excess, the “Excess Merger Cash Election Shares”), then:

1. all shares in respect of which Merger Stock Elections have been made (the “Merger Stock Election Shares”) shall be converted into the right to receive Per Share Stock Consideration,

2. all Merger Non-Election Shares shall be deemed converted into Merger Stock Election Shares and shall be converted into the right to receive Per Share Stock Consideration,

3. all Excess Merger Cash Election Shares shall be deemed converted into Merger Stock Election Shares on a pro-rata basis for each record holder of Merger Cash Election Shares, so that the number of Excess Merger Cash Election Shares so converted, when added to the other Merger Stock Election Shares, shall equal as closely as reasonably practicable the Merger Stock Election Number, and all such Excess Merger Cash Election Shares so converted shall be converted into the right to receive Per Share Stock Consideration, and

4. all Merger Cash Election Shares not deemed converted into Merger Stock Election Shares pursuant to 3 above shall be converted into the right to receive Per Share Cash Consideration.

(iv) In the event that the aggregate number of Merger Stock Election Shares exceeds the Merger Stock Election Number (such excess, the “Excess Merger Stock Election Shares”), then:

1. all Merger Cash Election Shares shall be converted into the right to receive Per Share Cash Consideration,

2. all Merger Non-Election Shares shall be deemed converted into Merger Cash Election Shares and shall be converted into the right to receive Per Share Cash Consideration,

3. all Excess Merger Stock Election Shares shall be deemed converted into Merger Cash Election Shares, on a pro-rata basis for each record holder of Merger Stock Election Shares, so that the number of Excess Merger Stock Election Shares so converted, when added to the other Merger Cash Election Shares, shall equal as closely as reasonably practicable the Merger Cash Election Number, and all such shares of Excess Company Common Stock so converted shall be converted into the right to receive the Per Share Cash Consideration, and

4. all Merger Stock Election Shares not deemed converted into Merger Cash Election Shares pursuant to 3 above shall be converted into the right to receive Per Share Stock Consideration.

(v) In the event that neither clause (iii) nor clause (iv) of this Section 2.5 is applicable, Merger Non-Election Shares shall be deemed Merger Stock Election Shares on a pro rata basis for each record holder of Merger Non-Election Shares such that the total number of Merger Stock Election Shares equals the Merger Stock Election Number and any remaining Merger Non-Election Shares shall be deemed Merger Cash Election Shares, and (x) all Merger Cash Election Shares and all Merger Non-Election Shares in respect of which Merger Cash Elections are deemed to have been made shall be converted into the right to receive Per Share Cash Consideration, and (y) all Merger Stock Election Shares and all Merger Non-Election Shares in respect of which Merger Stock Elections are deemed to have been made shall be converted into the right to receive Per Share Stock Consideration.

(vi) The Exchange Agent, in consultation with Parent and the Company, shall make all computations to give effect to this Section 2.5.

2.6 Exchange of Certificates. The procedures for exchanging Company Certificates representing outstanding shares of Company Common Stock for the Consideration pursuant to the Merger are set forth below.

(a) Merger Exchange Fund. Immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Company Common Stock, for exchange in accordance with the terms of the Merger, (i) the Merger Cash Pool plus an estimate of any cash to be paid in lieu of fractional Parent Common Shares pursuant to the Merger and (ii) certificates representing the Parent Common Shares issuable to holders of Company Common Stock in the Merger (such cash and certificates for Parent Common Shares, together with any dividends or distributions with respect thereto, being hereinafter referred to as, the “Merger Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, make cash payments and deliver the Parent Common Shares contemplated to be issued pursuant to this Agreement out of the Merger Exchange Fund.

(b) Exchange Procedures. Upon surrender of a Company Certificate for cancellation to the Exchange Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required pursuant to such instructions, the holder of such Company Certificate shall be entitled to receive promptly in exchange therefor (A) a certificate representing the number of whole Parent Common Shares that such holder has the right to receive as part of the Consideration and (B) a check for the cash that such holder is entitled to receive as part of the Consideration, including the Per Share Cash Consideration and cash in lieu of fractional shares. Until so surrendered, each outstanding Company Certificate shall be deemed from and after the Effective Time for all corporate purposes, to evidence the right to receive upon such surrender the Consideration. Any portion of the Parent Common Shares and cash deposited with the Exchange Agent pursuant to this Agreement, which remains undistributed to the holders of the shares of Company Common Stock for 12 months after the

Closing shall be delivered to Parent, upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this Section 2.6 shall thereafter be entitled to receive from Parent payment of the Consideration to be issued in exchange therefor and any cash in lieu of fractional shares, dividends or distributions with respect to Parent Common Shares to which such holders may be then entitled.

2.7 Payment for Parent Common Shares. The Parent Common Shares issued as Per Share Stock Consideration shall, for purposes of the Laws of The Netherlands, be paid for by the holder of the Company Common Stock through the subscription described below. By virtue of the Merger or the tendering of Company Common Stock in the Offer, as applicable, and without any further action on the part of the holders of Company Common Stock, each holder of Company Common Stock shall be deemed to have subscribed under this Agreement for the Parent Common Shares that are to be issued to such holder in accordance with this Agreement. In accordance with the Laws of The Netherlands, each holder of Company Common Stock who receives Parent Common Shares as part of such holder’s Consideration shall be obligated to pay up the Parent Common Shares so issued to such holder in accordance with this Agreement. This payment obligation on the part of such holders of Company Common Stock (which, solely for the purpose of satisfying this obligation to pay up the Parent Common Shares, shall be equal to the par value of such Parent Common Shares) shall be fully satisfied and paid by such holders of Company Common Stock by Parent’s assumption of such holder’s right to receive compensation (which, solely for the purpose of satisfying this obligation to compensate the holders of Company Common Stock, shall also be equal to the par value of such Parent Common Shares) from NAH for the cancellation of the Company Common Stock, or exchange of such Company Common Stock in connection with the consummation of the Offer, followed by a set off of this right to receive compensation against the obligation to pay up the Parent Common Shares. It is understood that, if the Merger or the Offer is consummated, the stockholders of the Company are entitled to receive the Parent Common Shares directly from Parent, NAH or Merger Sub and that, if the Merger or the Offer is consummated, such stockholders will thereupon become third party beneficiaries of this Agreement solely for this purpose. For the avoidance of doubt, (x) in no event shall the amount of the Consideration to be received by each holder of Company Common Stock pursuant to this Agreement be reduced by the obligation to pay up the Parent Common Shares and (y) NAH shall be obligated to deliver the Consideration to holders of Company Common Stock in accordance with, and subject to the terms of, this Agreement; provided, however, that the obligations of NAH to deliver the Consideration under this Agreement may be assigned, in whole or in part, to Parent or any of Parent’s wholly-owned direct or indirect Subsidiaries.

2.8 Certificate of Formation and Operating Agreement of the Surviving Company. At the Effective Time, (a) the Certificate of Formation of Merger Sub (the “Certificate of Formation”) immediately prior to the Closing shall continue in its then current form until amended as provided therein and under the DLLCA and (b) the Operating Agreement of Merger Sub (the “Operating Agreement”) immediately prior to the Closing shall continue in its then current form until amended as provided therein and under the DLLCA.

2.9 Directors and Officers. Subject to the requirements of Law, the persons listed on Schedule 2.9 shall be the officers of the Surviving Company immediately after the Closing, each to hold office in accordance with the Certificate of Formation and the Operating Agreement, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Formation and the Operating Agreement.

2.10 Cancellation of Shares. At the Effective Time, each share of Company Common Stock owned by Parent or any direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time (collectively, “Excluded Shares”), shall be canceled and extinguished without any conversion thereof or payment therefor.

2.11 No Liability. To the extent permitted by applicable Law, none of the Exchange Agent, Parent, NAH, Merger Sub or the Surviving Company shall be liable to a holder of shares of Company Common Stock for any Parent Common Shares or any amount of cash properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law or retained by Parent.

2.12 Dissenting Shares. Notwithstanding anything to the contrary in this Agreement, any shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a person who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL (the “Dissenting Shares”) shall not be converted into a right to receive the Consideration, unless such holder fails to perfect or withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with the DGCL. If, after the Closing, such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Consideration. The Company shall give Parent, NAH and Merger Sub prompt notice of any demands received by the Company for appraisal of shares, and Parent, NAH and Merger Sub shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Law. The Company shall not, except with prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Law.

2.13 Taking of Necessary Action; Further Action. If, at any time and from time to time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest in the Surviving Company full right, title, interest and possession of all properties, assets, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Company shall be and are fully authorized, in the name of and on behalf of any of the Company, Merger Sub or the Surviving Company, to take, or cause to be taken, all such lawful and necessary action as is not inconsistent with this Agreement.

2.14 Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Closing with respect to Parent Common Shares with a record date after the Closing will be paid to the holder of any unsurrendered shares of Company Common Stock with respect to the Parent Common Shares represented thereby, and no cash in lieu of fractional Parent Common Shares shall be paid to any such holder, until the holder of record of the Company Certificate representing such Company Common Stock shall surrender such Company Certificate. Subject to Law, following surrender of any such Company Certificate, there shall be paid to the holder of record of such Company Certificate Parent Common Shares representing the whole number of Parent Common Shares to be issued in exchange therefor, the applicable Per Share Cash Consideration, any cash in lieu of fractional Parent Common Shares and any dividends or other distributions with a record date after the Closing theretofore paid with respect to such whole number of Parent Common Shares.

2.15 Transfers of Ownership. If any certificate for Parent Common Shares or check is to be issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Company Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer, accompanied by all documents reasonably required to evidence and effect such transfer, and that the stockholder requesting such exchange shall have paid to Parent, or any agent designated by Parent, any transfer or other taxes required by reason of the issuance of a certificate for Parent Common Shares or a check in any name other than that of the registered holder of the certificate surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such tax has been paid or is otherwise not payable.

2.16 Withholding of Tax. Parent, Surviving Company or the Exchange Agent will be entitled to deduct and withhold from the Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent (or any Affiliate, including the Surviving Company) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local or foreign tax Law. To the extent that amounts are so withheld by Parent, Surviving Company or the Exchange Agent, such withheld amounts (i) shall be remitted by Parent, the Surviving Company or the Exchange Agent, as the case may be, to the applicable Governmental Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of whom such deduction and withholding were made by Parent.

2.17 Lost Certificates. If any Company Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed, and an indemnification against loss in customary form, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Consideration deliverable in respect thereof pursuant to this Agreement.

2.18 Company Equity Awards.

(a) At the Effective Time, all outstanding Company Equity Awards under the Amended and Restated Directors’ Equity Compensation Plan (the “Cancelled Equity Awards”) will be terminated or cancelled, as the case may be, in accordance with the terms of such plan and the agreements entered into thereunder. Prior to the Effective Time, the Company shall give any notice required by the Amended and Restated Directors’ Equity Compensation Plan, which notice shall have been provided to Parent for its review prior to delivery, to holders of Cancelled Equity Awards thereunder of (i) the acceleration in full of the vesting of such Cancelled Equity Awards, effective as of a date determined by the Company on or prior to the date of the Effective Time and (ii) the termination or cancellation, as the case may be, upon the Closing of any unexercised Cancelled Equity Awards.

(b) At the Effective Time, each outstanding Company Equity Award described in Section 3.3(e) of the Company Disclosure Schedule other than Cancelled Equity Awards (the “Assumed Equity Awards”), whether vested or unvested, shall be assumed by Parent and shall become an award with respect to, on the same terms and conditions as were applicable under the applicable Company Equity Plan immediately prior to the Effective Time, the number of Parent Common Shares determined as follows:

(i) the number of Parent Common Shares subject to each Assumed Equity Award shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Assumed Equity Award immediately prior to the Effective Time by the Option Conversion Ratio (as defined below), and rounding the resulting number down to the nearest whole number of Parent Common Shares; and

(ii) the per share exercise price for the Parent Common Shares issuable upon exercise of each Assumed Equity Award shall be determined by dividing the per share exercise price of Company Common Stock subject to such Assumed Equity Award, as in effect immediately prior to the Effective Time, by the Option Conversion Ratio, and rounding the resulting exercise price up to the nearest whole cent;

provided, however, that the exercise price and the number of Parent Common Shares subject to each Company Equity Award shall be determined in a manner consistent with the requirements of Section 409A of the Code to the extent applicable; and provided, further, that in the case of any Company Equity Award to which Section 422 of the Code applies, the option price, the number of shares subject to such Company Equity Award and the terms and conditions of exercise of such Company Equity Award shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

(c) Any restriction on the exercise of any Assumed Equity Awards assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Assumed Equity Awards shall otherwise remain unchanged as a result of the assumption of such Assumed Equity Awards, in each case except to the extent otherwise provided in any stock option, change in control or in any retention agreement in effect on the date of this Agreement. The “Option Conversion Ratio” shall be equal to 3.545.

(d) Following the Effective Time, Parent shall deliver to the participants in the Company Equity Plans holding Assumed Equity Awards an appropriate notice setting forth such participants’ rights pursuant to the Assumed Equity Awards, as provided in this Section 2.18.

(e) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Common Shares for delivery upon exercise of the Assumed Equity Awards assumed in accordance with this Section 2.18. Within five (5) Business Days following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form) with respect to the Parent Common Shares subject to such

Assumed Equity Awards held by persons who become employees or consultants of the Surviving Company and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Equity Awards remain outstanding.

(f) The Company and Parent shall each take all corporate and other action reasonably necessary to cause all dispositions of equity securities of the Company (including Assumed Equity Awards) or acquisitions of equity securities of Parent (including any Assumed Equity Awards to acquire Parent Common Shares that may be granted by Parent) by each individual who (i) is a director or officer of the Company or (ii) at the Effective Time will become a director or officer of Parent, to be exempt under Rule 16b-3 of the Exchange Act.

2.19 Adjustments to Per Share Stock Consideration. The number of Parent Common Shares issuable in connection with the Offer and the Merger and the Option Conversion Ratio (and, in the case of any of the matters described in this Section 2.19 with respect to Company Common Stock, the Per Share Cash Consideration) shall each be appropriately adjusted, at any time and from time to time, to fully reflect the effect of any stock split or combination (splitsing van aandelen, samenvoeging van (verschillende klassen van) aandelen), recapitalization (omzetting reserves in aandelenkapitaal), stock dividend, reclassification, redenomination, adjustment of par value, exchange of shares, reorganization, recapitalization or other like change with respect to Parent Common Shares or, if permitted by the terms of Section 5.1(f), Company Common Stock, as the case may be, occurring (or for which a record date occurs) during the Interim Period.

2.20 No Fractional Shares. No certificate or scrip representing fractional Parent Common Shares shall be issued in connection with the Offer or the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of shares of Company Common Stock exchanged pursuant to the Offer or the Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Shares (after taking into account all Company Certificates delivered by such holder) shall receive from Parent, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a Parent Common Share multiplied by the Closing Average. For purposes of this Agreement, the “Closing Average” shall be the average closing sale price per share of Parent Common Shares (rounded up to the nearest cent) on the NASDAQ Global Select Market (“NGSM”) for the ten (10) consecutive trading days ending on the second-to-last trading day immediately prior to the Acceptance Date, in the case of the Offer or the Effective Time, in the case of the Merger.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule provided by the Company to Parent on the date hereof, or in a reference to a Company SEC Report filed and publicly available prior to the date of this Agreement referred to in such disclosure schedule, provided by the Company to Parent on the date hereof (the “Company Disclosure Schedule”), the Company represents and warrants to Parent that the statements contained in this Section 3 are true and correct. The Company Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 3, and the disclosure in any paragraph shall qualify (A) the corresponding paragraph of this Section 3, and (B) the other paragraphs of this Section 3 to the extent that it is readily apparent from a reading of the Company Disclosure Schedule, without reference to anything other than the Company Disclosure Schedule, that it also qualifies or applies to such other paragraphs. As used in this Agreement, a “Company Material Adverse Effect” means any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole, or to the Company’s ability to consummate the transactions contemplated in this Agreement, provided that none of the following shall constitute a Company Material Adverse Effect:

(a) general economic conditions worldwide, in the United States, or in any nation or region in which the Company or any of its Subsidiaries has a substantial presence or operations, provided that such conditions do not disproportionately affect the Company and its Subsidiaries relative to other industry participants;

(b) any acts of terrorism not directed at the Company or any of its Subsidiaries or any outbreak of war, provided that such conditions do not disproportionately affect the Company and its Subsidiaries relative to other industry participants;

(c) the public announcement by the Parties of this Agreement, the pendency of the Merger and the other transactions contemplated hereby, or any action taken which is required by this Agreement or specifically requested by Parent;

(d) factors generally affecting the industries or markets in which the Company and its Subsidiaries operate, provided that such factors do not disproportionately affect the Company and its Subsidiaries relative to other industry participants;

(e) changes in Law or GAAP or the interpretation thereof, provided that such changes do not disproportionately affect the Company and its Subsidiaries relative to other industry participants; or

(f) a decline in the trading price or change in trading volume of the Company Common Stock; provided that this clause will not exclude any underlying change, event, circumstance, development or effect that may have resulted in, or contributed to, a decline in trading price or change in trading volume.

3.1 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in corporate good standing under the Laws of the State of Delaware. The Company is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate good standing, under the Laws of each jurisdiction where the character of the properties owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the Company’s Certificate of Incorporation and Bylaws, each as in effect on the date of this Agreement, are on file as exhibits to the Company SEC Reports.

3.2 Subsidiaries.

(a) Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, Exhibit 21 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006 sets forth a complete and correct list of each Subsidiary of the Company as of the date of this Agreement.

(b) Each material Subsidiary of the Company is a corporation duly organized, validly existing and in corporate good standing (to the extent such concepts are applicable) under the Laws of the jurisdiction of its incorporation, and is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate good standing (to the extent such concepts are applicable), under the Laws of each jurisdiction where the character of the properties and other assets owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) All of the issued and outstanding shares of capital stock of, or other equity interests in, each material Subsidiary of the Company are: (i) duly authorized, validly issued, fully paid, non-assessable (to the extent such concepts are applicable); (ii) owned, directly or indirectly, by the Company (other than directors’ qualifying shares in the case of foreign Subsidiaries) free and clear of all liens, claims, security interests, pledges and similar encumbrances (collectively, “Liens”) and (iii) free of any restriction which prevents the payment of dividends to the Company or any other Subsidiary of the Company, or which otherwise restricts the right to vote, sell or otherwise dispose of such capital stock or other ownership interest, other than restrictions under the Securities Act of 1933, as amended (the “Securities Act”) and state securities Laws.

(d) None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the U.S. Securities and Exchange Commission (the “SEC”).

(e) For purposes of this Agreement, the term “Subsidiary” means, with respect to any Party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such Party (or any other Subsidiary of such Party) is a general partner or (ii) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Party or by any one or more of its Subsidiaries, or by such Party and one or more of its Subsidiaries.

3.3 Capital Structure.

(a) The authorized capital stock of the Company as of the date of this Agreement consists of (i) 50,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of Preferred Stock, $0.10 par value per share (“Company Preferred Stock”).

(b) As of the close of business on May 30, 2007: (i) 24,415,240 shares of Company Common Stock were issued and outstanding; (ii) no shares of Company Preferred Stock were issued or outstanding; (iii) no shares of Company Common Stock were held in the treasury of the Company and (iv) 2,060,398 shares of Company Common Stock were duly reserved for future issuance upon the exercise of equity awards made or granted on or prior to the date hereof (the “Company Equity Awards”) pursuant to the Amended and Restated Equity Incentive Plan, the Amended and Restated Directors’ Equity Compensation Plan, the Amended and Restated Omnibus Plan and the Amended and Restated 1997 Stock Option Plan (collectively, the “Company Equity Plans”), 206,689 shares reserved to meet the requirement under the Company Equity Plans for double reservation of all Restricted Stock Unit Awards and Performance Shares Awards made on or after October 26, 2006 which shares, while reserved, are not and shall not be issuable under the Company Equity Plans and 1,400,163 shares of Company Common Stock were duly reserved for future grants or awards made after the date hereof pursuant to the Company Equity Plans. Except as described above, as of the close of business on the last Business Day prior to the date hereof, there were no shares of voting or non-voting capital stock, equity interests or other securities of the Company authorized, issued, reserved for issuance or otherwise outstanding.

(c) All outstanding shares of Company Common Stock are, and all shares which may be issued pursuant to the Company Equity Plans and the Company Equity Awards will be, when issued against payment therefor in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any preemptive, subscription or any kind of similar rights.

(d) There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as described in subsection (b) above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which the Company is a party or bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or obligating the Company to issue, grant, extend or enter into any agreement to issue, deliver or sell any such capital stock or securities. Neither the Company nor any Subsidiary of the Company is subject to any obligation or requirement to provide material funds for, make any guarantee with respect to the obligations of or to make any material investment (in the form of a loan or capital contribution) in, any Person (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

(e) Section 3.3(e) of the Company Disclosure Schedule contains a complete and correct list of the holders of all Company Equity Awards outstanding as of May 30, 2007, including, for stock option awards (“Company Stock Options”) and any other Company Equity Award if applicable: (i) the date of grant; (ii) the exercise price; (iii) the vesting schedule and expiration date and (iv) any terms regarding the acceleration of vesting (other than those requiring acceleration of vesting in connection with the Merger as set forth in the applicable Company Equity Plan).

(f) All grants of Company Equity Awards were made in compliance with the terms of the applicable Company Equity Plan under which such Company Equity Awards were made and with applicable Laws. All Company Equity Awards have been properly accounted for in the Company’s financial statements and reported in compliance with GAAP and applicable Tax requirements and the published rules and regulations of the SEC with respect thereto, and there is no basis for any claim that the grant date of any Company Stock Option is inaccurate or the exercise price thereof is improper.

(g) All of the issued and outstanding shares of Company Common Stock were issued in compliance in all material respects with all applicable federal and state securities Laws.

(h) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock (or options to acquire any such shares) or other security or equity interests of the Company, other than rights of forfeiture of Company Common Stock pursuant to Restricted Stock Unit Awards or Performance Shares Awards made pursuant to the Company Equity Plans. Except as described in Section 3.3(e) of the Company Disclosure Schedule, there are no stock-appreciation rights, security-based performance units, phantom stock or other security rights pursuant to which any Person is or may be entitled to receive any payment or other value based on the stock price performance of the Company or to cause the Company or any of its Subsidiaries to file a registration statement under the Securities Act, or which otherwise relate to the registration of any securities of the Company or any of its Subsidiaries.

(i) Other than as set forth on Section 3.3(i) of the Company Disclosure Schedule, there are no voting trusts, proxies or other agreements, commitments or understandings to which the Company or any of its Subsidiaries or, to the knowledge of the Company, any of the stockholders of the Company is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of the Company or any of its Subsidiaries.

(j) The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Common Stock on the NGSM, including all applicable corporate governance rules and regulations.

3.4 Authority; No Conflict; Required Filings.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL and the Company’s Certificate of Incorporation (the “Company Requisite Stockholder Approval”), and assuming the accuracy of Parent’s, NAH’s and Merger Sub’s representation and warranty set forth in Section 4.19, to perform its obligations hereunder and consummate the Merger and other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and, subject to obtaining the Company Requisite Stockholder Approval, and assuming the accuracy of Parent’s, NAH’s and Merger Sub’s representation and warranty set forth in Section 4.19, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company.

(b) This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law) (collectively, the “Bankruptcy and Equitable Exceptions”).

(c) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and other transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, or result in the creation of any Liens in or upon any of the properties or other assets of the Company or any of its Subsidiaries under any provision of: (i) the Certificate of Incorporation or Bylaws of the Company; (ii) subject to the governmental filings and other matters referred to in paragraph (d) below, any (A) permit, license, franchise or Law or (B) judgment, decree or order, in each case applicable to the Company or any of its Subsidiaries, or by which any of their respective properties or assets is bound or (iii) except as set forth in Section 3.4(c) of the Company Disclosure Schedule, any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of their respective properties is bound other than in the case of Subsections (c)(ii) and (iii) those exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any government, governmental, statutory, regulatory or administrative authority, agency, body or commission or any court, tribunal or judicial body, whether federal, state, local or foreign (each, a “Governmental Authority”) is required by the Company or any of its Subsidiaries in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby except for: (i) compliance with any applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (ii) the filing with the European Commission of a merger notification in accordance with Council Regulation (EC) 139/2004, the E.C. Merger Regulation (the “ECMR”); (iii) the applicable requirements of the competent authority of any member state of the European Union to which any of the transactions contemplated by this Agreement is referred pursuant to Article 9 of the ECMR; (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business and (v) any notices required under the U.S. Federal Food, Drug, and Cosmetic Act, as amended (the “FDA Act”), other than those consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Governmental Authority that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.5 Board Approval; Section 203; Required Vote.

(a) The Company Board has, at a meeting duly called and held, by a unanimous vote of all directors: (i) approved and declared advisable this Agreement; (ii) determined that the Transactions are advisable, fair to and in the best interests of the Company and its stockholders; (iii) adopted a resolution that includes the Recommendation and (iv) directed that this Agreement be submitted to the stockholders of the Company for their adoption.

(b) The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined therein) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or other transactions contemplated by this Agreement.

(c) Assuming the accuracy of Parent’s, NAH’s and Merger Sub’s representation and warranty set forth in Section 4.19, the Company Requisite Stockholder Approval is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement.

3.6 SEC Filings; Sarbanes-Oxley Act.

(a) Since July 1, 2004, the Company has timely filed all forms, reports and documents required to be filed by the Company with the SEC, including all exhibits required to be filed therewith (including any forms, reports and documents filed after the date hereof, as filed, the “Company SEC Reports”). The Company SEC Reports: (i) at the time filed complied (or will comply when filed, as the case may be) as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be and (ii) did not at the time they were filed (or, if later filed, amended or superseded, then on the date of such later filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (collectively, the “Company Financial Statements”), at the time filed and amended, (i) complied or will comply, as the case may be, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto; (ii) was or will be prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved, except as may otherwise be indicated in the notes thereto or, in the case of unaudited interim financial statements, as permitted by Form 10-Q promulgated by the SEC and (iii) fairly presented or will fairly present, as the case may be, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the consolidated results of operations and cash flows for the periods therein indicated, except, in the case of the unaudited interim financial statements, as permitted by Form 10-Q promulgated by the SEC.

(c) The management of the Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to provide reasonable assurance that information (both financial and non-financial) required to be disclosed by Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Company required under the Exchange Act with respect to such reports. As of March 31, 2007, there were no “material weaknesses” in Company’s or any of the Company Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). The Company has disclosed, based on the most recent evaluation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) by its chief executive officer and chief financial officer, to the Company’s auditors and the audit committee of the Company Board (a) any significant deficiencies in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in its internal control over financial reporting and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the date of the Company’s most recent evaluation of internal control over financial reporting, to the knowledge of the Company, no facts or circumstances have arisen or occurred that would be required to be disclosed to the Company’s auditors or the Company’s audit committee regarding (x) a significant deficiency in the design or operation of its internal control over financial reporting, (y) a material weakness in its internal control over financial reporting or (z) fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d) Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. To the Company’s knowledge, there are no other violations of the Company’s code of conduct, adopted pursuant to NASDAQ Rule 4350(n). The Company has delivered to Parent complete and correct copies of any written complaints, reports or allegations, and a reasonably detailed summary of any verbal complaints, reports or allegations, that have been submitted or made by any party to the Audit Committee of the Company Board since July 1, 2005 pursuant to the procedures established in accordance with Section 10A(m)(4) of the Exchange Act. The Company has delivered to Parent complete and correct copies of any written complaints, reports or allegations, and a reasonably detailed summary of any verbal complaints, reports or allegations, made or submitted by any attorney representing the Company or any of its Subsidiaries to the Company’s chief executive officer, any supervising attorney or the Company Board or any committee thereof, including any qualified legal compliance committee, as contemplated by the rules set forth in 17 CFR Part 205. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar arrangement, including without limitation any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in any Company Financial Statement or Company SEC Report.

3.7 Absence of Undisclosed Liabilities. The Company and its Subsidiaries do not have any material liabilities or obligations, whether fixed, contingent, accrued or otherwise, liquidated or unliquidated and whether due or to become due, in each case of a nature required by GAAP to be reflected on a consolidated balance sheet of the Company, other than liabilities (i) reflected or reserved against on the balance sheet contained in the Company’s Form 10-Q (the “Most Recent Balance Sheet”) filed with the SEC on May 9, 2007, (ii) described in Section 3.7(ii) of the Company Disclosure Schedule and (iii) liabilities or obligations incurred since March 31, 2007 (the “Most Recent Balance Sheet Date”) in the ordinary course of business consistent with past practice, none of which has had or reasonably would be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.8 Absence of Certain Changes or Events. Since the Most Recent Balance Sheet Date, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, and there has not been: (i) any action, event or occurrence which would reasonably be expected to have a Company Material Adverse Effect or (ii) except as described in Section 3.8 of the Company Disclosure Schedule, any other action, event or occurrence that would have required the consent of Parent pursuant to Section 5.1 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Agreements, Contracts and Commitments.

(a) The Company has made available to Parent a complete and correct copy of all contracts and agreements to which the Company is a party as of the date of this Agreement that are material to the business, assets (tangible or otherwise), financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, including without limitation (i) agreements listed on Section 3.9 of the Company Disclosure Schedule, (ii) any agreement, contract or commitment in connection with which or pursuant to which the Company and its Subsidiaries will spend or receive (or are reasonably expected to spend or receive), in the aggregate, more than $500,000 during the current fiscal year or during the next fiscal year; (iii) any non-competition or other agreement that prohibits or otherwise restricts the Company or any of its Subsidiaries from freely engaging in business anywhere in the world; (iv) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries, and (v) any employment or consulting agreement with any executive officer or other employee of the Company or member of the Company Board earning an annual base salary in excess of $100,000, other than those that are terminable by the Company or any of its Subsidiaries on no more than thirty (30) days’ notice without material liability or financial obligation to the Company or any of its Subsidiaries (collectively, the “Company Material Contracts”).

(b) Each Company Material Contract is valid, binding and enforceable against the Company and its Subsidiaries in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions. Neither the Company nor any of its Subsidiaries is in breach, or has received in writing any claim that it is in breach, of any of the terms or conditions of any Company Material Contract in such a manner as would permit any other party thereto to cancel or terminate the same or to collect material damages from the Company or any of its Subsidiaries.

(c)(i) Each Company Material Contract that has not expired or otherwise been terminated in accordance with its terms is in full force and effect and (ii) to the knowledge of the Company, no other party to such contract is in default.

3.10 Compliance with Laws; Regulatory Matters.

(a) The Company and its Subsidiaries are conducting and have conducted their business and operations in material compliance with the Federal Food, Drug, and Cosmetic Act (the “FD&C Act”), 21 U.S.C. §301 et. seq., and all applicable regulations promulgated by the United States Food and Drug Administration (“FDA”) (collectively, “FDA Law and Regulation”) and comparable foreign regulatory or Governmental Authorities.

(b) Except as set forth in Section 3.10(b) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries has received any notice or communication from the FDA alleging noncompliance with any applicable FDA Law and Regulation. The Company and its Subsidiaries are not subject to any enforcement, regulatory or administrative proceedings by the FDA or any comparable foreign regulatory or Governmental Authority and, to the knowledge of the Company, no such proceedings have been threatened. There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information pending against Company or the Company Subsidiaries, and, to the Company’s knowledge, the Company and its Subsidiaries have no liability (whether actual or contingent) for failure to comply with any FDA Law and Regulation or any law or regulation of a comparable foreign regulatory or Governmental Authority. There is no act, omission, event, or circumstance of which the Company or its Subsidiaries have knowledge that would reasonably be expected to give rise to or lead to any such action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information or any such liability. There has not been any violation of any FDA Law and Regulation or any law or regulation of a comparable foreign regulatory or Governmental Authority by the Company or its Subsidiaries in their product development efforts, submissions, record keeping and reports to FDA or a comparable Governmental Authority that could reasonably be expected to require or lead to investigation, corrective action or enforcement, regulatory or administrative action that would result in a Material Adverse Effect. To the knowledge of Company, there are no civil or criminal proceedings relating to the Company or its Subsidiaries or any Company or Subsidiary employee which involve a matter within or related to the FDA’s jurisdiction or the jurisdiction of any comparable Governmental Authority.

(c) Each of the products and product candidates of the Company and its Subsidiaries is being, and at all times has been, developed, tested, manufactured, labeled, promoted and stored, as applicable, in material compliance with FDA Law and Regulation and requirements of comparable foreign regulatory and Governmental Authorities, including those requirements relating to good manufacturing practice, good laboratory practice and good clinical practice.

(d) The Company has made available to Parent each annual report filed by any of the Company and its Subsidiaries with the FDA and any similar state or foreign regulatory or Governmental Authority with respect to any products and product candidates of the Company or its Subsidiaries.

(e) The clinical trials (including any post-marketing studies), animal studies and other preclinical tests conducted by the Company or its Subsidiaries were, and if still pending, are, being conducted in all material respects in accordance with all experimental protocols, informed consents, procedures and controls of the Company and its Subsidiaries and applicable FDA and foreign requirements including, but not limited to, good clinical practices, good laboratory practices, and FDA Law and Regulation including the protection of human subjects. No clinical trials or studies conducted by the Company or its Subsidiaries have been conducted that were not in compliance with the Declaration of Helsinki. Neither the Company nor its Subsidiaries has received any written notice from the FDA or any other regulatory or Governmental Authority requiring the termination or suspension or material modification of any animal study, preclinical study or clinical trial conducted by or on behalf of the Company or any Subsidiary.

(f) Neither the Company nor any of its Subsidiaries is subject to any pending or, to the knowledge of the Company, threatened investigation by (A) the FDA, (B) Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b) (known as the “Anti-Kickback Statute”) or the Federal False Claims Act (31 U.S.C. Section 3729), or (C) any equivalent state or foreign Law.

(g) To the knowledge of the Company, no officer, employee or agent of the Company or the Company Subsidiaries, has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar law or regulation.

(h) The Company is not debarred or otherwise excluded from or restricted in any manner from participation in, any government program (“Debarred”). To the knowledge of the Company, no officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a. To the knowledge of the Company, no officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar Law. To the knowledge of the Company, neither the Company nor its Subsidiaries employs or uses the services of any individual or entity that is or, during the time when such individual or entity was employed by or providing services to the Company or any of its Subsidiaries, Debarred.

(i) With respect to all third party manufacturers and suppliers of key raw materials used by the Company or its Subsidiaries (each a “Third Party Manufacturer”), the Company has inspected all Third Party Manufacturers and to its knowledge, each such Third Party Manufacturer:

(i) has complied and is complying, in each case in all material respects, with all Laws, including the FD&C Act and any similar state or foreign Laws;

(ii) has all material permits to perform its obligations as a Third Party Manufacturer and all such permits are in full force and effect; and

(iii) has not been Debarred from participation in any government program and does not employ or use the services of any individual or entity that is or, during the time when such person or entity was providing services as a Third Party Manufacturer to the Company or any of its Subsidiaries, was Debarred.

(j) To the knowledge of the Company, no officer, employee or agent of the Company or the Company Subsidiaries has: made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity; failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity; or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide the basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed.Reg. 46191 (September 10, 1991).

(k) Neither the Company nor its Subsidiaries has knowingly or willfully solicited, received, paid or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or kind for the purpose of making or receiving any referral which violated any applicable anti-kickback or similar Law, including the Anti-Kickback Statute, or any applicable state or foreign anti-kickback Law.

(l) Section 3.10(l) of the Company Disclosure Schedule lists, as of the date of this Agreement, all written claims or statements (including all correspondence, other than immaterial correspondence, with Governmental Authorities and/or Medicare Administrative Contractors) concerning or relating to any health care program that involves, relates to or alleges (i) any material violation of any applicable rule, regulation, policy or requirement of any such program with respect to any activity, practice or policy of the Company or its Subsidiaries or (ii) any violation of any applicable rule, regulation, policy or requirement of any such program with respect to any claim for payment or reimbursement made by the Company or its Subsidiaries or any payment or reimbursement paid to the Company or its Subsidiaries. Except as set forth on Section 3.10(l) of the Company Disclosure Schedule, there are no such violations nor, to the knowledge of the Company, are there any grounds to reasonably anticipate the commencement of any investigation or inquiry, or the assertion of any claim or demand by, any Governmental Authorities and/or Medicare Administrative Contractors with respect to any of the activities, practices, policies or claims of the Company or its Subsidiaries, or any payments or reimbursements claimed by the Company or its Subsidiaries, in each case concerning or relating to any federal or state government funded health care program. Neither the Company nor its Subsidiaries is, as of the date hereof, subject to any outstanding audit by any Governmental Authority, intermediary or carrier and, to the knowledge of the Company, there are no grounds to anticipate any such audit, except such audits in the ordinary course of review, in the foreseeable future.

(m) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has submitted any claim for payment in violation of any Laws relating to false claim or fraud, including without limitation the Federal False Claim Act, 31 U.S.C. § 3729, or any applicable state or foreign false claim or fraud Law.

(n) Neither the Company nor any of its Subsidiaries has failed to comply with any applicable security and privacy standards regarding protected health information under the Health Insurance Portability and Accountability Act of 1996, including the regulations promulgated thereunder (collectively “HIPAA”), or any applicable state or foreign privacy Laws.

(o) Neither the Company nor its Subsidiaries nor, to the knowledge of the Company, any of their respective officers, directors or employees, acting in their capacities as such, is or has been involved in any activities which are, or are alleged in writing by any qui tam relator or Governmental Authority to be, prohibited under the federal Medicare and Medicaid statutes, which are specifically defined as 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1395nn, 18 U.S.C. §1347, § 287, §1001, and § 1035, or the federal TRICARE statute, or the regulations promulgated pursuant to such federal statutes.

(p) The Company and each of its Subsidiaries has conducted its export transactions in accordance in all material respects with applicable provisions of United States export control Laws, including but not limited to the FD&C Act, Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing: (i) the Company and each of its Subsidiaries has obtained all material export licenses and other approvals required for its exports of products and technologies from the United States; (ii) the Company and each of its Subsidiaries is in compliance in all material respects with the terms of all applicable material export licenses or other approvals; (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to such material export licenses or other approvals; (iv) there are no actions, conditions or circumstances pertaining to the Company’s or any of its Subsidiary’s material export transactions that would reasonably be expected to give rise to any future claims and (v) no consents or approvals will be required in connection with the Merger.

(q) Each of the Company and its Subsidiaries has submitted to the FDA and all comparable foreign regulatory or Governmental Authorities for and received approval of all material registrations, applications, licenses, requests for exemptions, permits and other regulatory authorizations (the “FD&C Act Permits”) necessary to conduct the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries are in material compliance with all such FD&C Act Permits. To the knowledge of the Company, no suspension, revocation, cancellation or withdrawal of the FD&C Act Permits is threatened and there is no basis for believing that such FD&C Act Permits will not be renewable upon expiration or will be suspended, revoked, cancelled or withdrawn.

3.11 Material Permits. Each of the Company and its Subsidiaries holds all material federal, state, local and foreign governmental licenses, permits, franchises and authorizations necessary for conduct of its business as presently conducted and the ownership and operation of its properties and other assets, including those that are required under all Environmental Laws, in each case (whether under Environmental Laws or otherwise) (such licenses, permits, franchises and authorizations, the “Material Permits”) The Company and its Subsidiaries are in material compliance with all such Material Permits. To the knowledge of the Company, no suspension, revocation, cancellation or withdrawal of the Material Permits is threatened and there is no basis for believing that such Material Permits or will not be renewable upon expiration or will be suspended, revoked, cancelled or withdrawn.

3.12 Litigation and Product Liability. Except as set forth in Section 3.12 of the Company Disclosure Schedule, there is no suit, action, arbitration, claim, governmental or other proceeding before any Governmental

Authority pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. No material product liability claims have been asserted in writing or, to the knowledge of the Company, threatened against the Company in respect of any product or product candidate tested, researched, developed, manufactured, marketed, distributed, or sold by, on behalf of, or in cooperation with the Company. There are currently pending no internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, option grant practices, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues (each, an “Internal Investigation”). The Company has delivered to Parent complete and correct copies of any written reports, submissions, correspondence, findings or other documentation with respect to any Internal Investigation, or a reasonably detailed summary of any such Internal Investigation to the extent that a written report with respect thereto was not or has not been prepared, whether such Internal Investigation is currently pending or was conducted in the past since July 1, 2004.

3.13 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has the effect of prohibiting or materially impairing (a) any current or future business practice of the Company or any of its Subsidiaries or (b) any acquisition of any Person or property by the Company or any of its Subsidiaries.

3.14 Employee Benefit Matters.

(a) Section 3.14(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock or other security option, stock or other security purchase, stock or other security appreciation rights, incentive, deferred compensation, retirement or supplemental retirement, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and all material insurance and other similar fringe or employee benefit plans, programs or arrangements for the benefit of, or relating to, any present or former employee or director of the Company or any ERISA Affiliate under which the Company or any ERISA Affiliate has any current liability (together, the “Company Employee Plans”). The Company has made available to Parent correct and complete copies of (where applicable) (i) all plan documents, summary plan descriptions, summaries of material modifications and amendments related to such plans; (ii) the most recent determination or opinion letters received from the Internal Revenue Service (“IRS”); (iii) the most recent Form 5500 Annual Report; (iv) the most recent audited financial statement and actuarial valuation, if applicable, and (v) all material agreements and insurance contracts relating to each such Company Employee Plan. For purposes of this Agreement, “ERISA Affiliate” means or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with the Company within the meaning of Section 414 of the Code.

(b) There has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (“Code”), with respect to any Company Employee Plan that would reasonably be expected to result in a material liability to the Company or any ERISA Affiliate; (ii) there are no claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan that could result in material liability to the Company or an ERISA Affiliate, nor are there any current or, to the knowledge of the Company, threatened Liens on the assets of any Company Employee Plan; (iii) all Company Employee Plans have been maintained in material compliance with their terms and the requirements prescribed by any and all applicable Laws; (iv) the Company and ERISA Affiliates have performed all material obligations required to be performed by them under, are not in default under or violation of, and the Company has no knowledge of any material default or violation by any other party with respect to, any of the Company Employee Plans; (v) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each corresponding trust exempt under Section 501 of the Code has received or is the subject of a favorable determination or opinion letter from the IRS, and to the knowledge of the Company, nothing has occurred which would reasonably be expected to cause the loss of such qualification or exemption; (vi) all contributions required to be made to any Company Employee Plan pursuant to Section 412 of the Code or otherwise, the terms of the Company Employee Plan or any collective bargaining agreement, have been made and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years to the extent required by GAAP; (vii) other than as set forth on Section 3.14(b)(vii) of the Company Disclosure Schedule, the transactions contemplated herein will not directly or indirectly result in an increase of benefits, acceleration of vesting or acceleration of timing for payment of any benefit to any participant in or beneficiary of any Company Employee Plan; (viii) each Company Employee Plan, if any, which is maintained outside of the United States has been operated in material conformance with the applicable Laws in the jurisdictions in which such Company Employee Plan is present or operates and, to the extent relevant, the United States and (ix) neither the Company nor any ERISA Affiliate has ever made a complete or partial withdrawal from a Multiemployer Plan (as such term is defined in Section 3(37) of ERISA) resulting in “withdrawal liability” (as such term is defined in Section 4201 of ERISA), without regard to any subsequent waiver or reduction under Section 4207 or 4208 of ERISA.

(c) No Company Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA, and neither the Company nor any ERISA Affiliate has ever partially or fully withdrawn from any such plan. No Company Employee Plan is a Multiemployer Plan or “single-employer plan under multiple controlled groups” as described in Section 4063 of ERISA, and neither the Company nor any ERISA Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan or multiple employer plan (within the meaning of Section 3(40) of ERISA or Section 413 of the Code).

(d) Each Company Employee Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Code) has been operated in material compliance with applicable Law, its terms, and with the group health plan continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA (“COBRA Coverage”), Section 4980D of the Code and Sections 701 through 707 of ERISA, to the extent such requirements are applicable. No Company Employee Plan or written or oral agreement exists which obligates the Company or any ERISA Affiliate to provide retiree medical, health or life benefits, other than COBRA Coverage or as required by any similar applicable Law.

(e) No Company Employee Plan which is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Section 419 or 419A of the Code.

(f) Except as set forth on Section 3.14(f) of the Company Disclosure Schedule, no payment in connection with the Merger will constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(g) With respect to each Company Employee Plan, (A) other than restrictions under the Code and ERISA, there are no restrictions on the ability of the sponsor of each Company Employee Plan to amend or terminate any Company Employee Plan, the Company has expressly reserved in itself the right to amend, modify or terminate any such Company Employee Plan, or any portion of it, and has made no material written representations which would conflict with or contradict such reservation or right (other than in connection with the grant of outstanding awards and vested rights under such plan) and (B) the Company has satisfied any and all bond coverage requirements of ERISA.

(h) Other than as set forth on Section 3.14(h) of the Company Disclosure Schedule, no Company Employee Plan or other agreement provides for “deferred compensation” subject to Section 409A of the Code. The Company Employee Plans listed in Section 3.14(h) of the Company Disclosure Schedule shall be known as “Deferred Compensation Plans.” No stock option, stock appreciation right or restricted stock award issued by the Company that is currently outstanding is subject to Section 409A of the Code. Each Deferred Compensation Plan is in “good faith” compliance with Section 409A of the Code and the U.S. Treasury guidance related thereto.

3.15 Labor and Employment Matters.

(a)(i) To the knowledge of the Company, there are no material labor grievances pending or, to the knowledge of the Company, threatened in writing between the Company or its Subsidiaries, on the one hand, and any of their respective employees or former employees, on the other hand and (ii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union contract applicable to persons employed by the Company or its Subsidiaries, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees. The Company has not received written notice of any pending or threatened charge, other than any that are immaterial, of (i) an unfair labor practice as defined in the National Labor Relations Act, as amended; (ii) safety violations under the Occupational Safety and Health Act; (iii) wage or hour violations; (iv) discriminatory acts or practices in connection with employment matters or (v) claims by governmental agencies that the Company has failed to comply with any Law relating to employment or labor matters. To the knowledge of the Company, the Company is not currently and has not been the subject of any threatened or actual “whistleblower” or similar claims by past or current employees or any other persons.

(b) To the knowledge of the Company, the Company is currently in substantial compliance with all Laws relating to employment, including those related to wages, hours and collective bargaining and is not liable for any arrears of wages or penalties or other sums for failing to comply with any of the foregoing.

(c)(i) Except as otherwise set forth in Section 3.15(c) of the Company Disclosure Schedule, all contracts of employment to which the Company or any of its Subsidiaries is a party are terminable by the Company or its Subsidiaries on three months’ or less notice without penalty; (ii) no change of control or other payments to any employee will be triggered as a result of the Merger or this Agreement and (iii) there are no legally binding established practices, plans or policies of the Company or any of its Subsidiaries, requiring the payment of any material amounts or the provision of any material benefits as a result of the termination of employment of any of its employees (whether voluntary or involuntary).

(d) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”), neither the Company nor any of its Subsidiaries has effectuated (i) a plant closing affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (ii) a mass layoff (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that would reasonably be expected to have a Company Material Adverse Effect.

3.16 Schedule 14D-9; Information to Be Supplied Proxy Statement.

(a) Each of the Schedule 14D-9 and the other documents required to be filed by the Company with the SEC in connection with the Offer, the Merger and the other transactions contemplated hereby will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be. Each of the Schedule 14D-9 and the other documents required to be filed by the Company with the SEC in connection with the Transactions and any of the information supplied or to be supplied by the Company or its Subsidiaries or their representatives for inclusion or incorporation by reference in the Offer Documents, at the time the Offer is commenced and at the Acceptance Date, or, in the case of the Merger Registration Statement (if applicable) will not, on the date of its filing or mailing, at the time of the Company Stockholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) Notwithstanding the provisions of Section 3.16(a) and (e), no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement or the Schedule 14D-9 based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in such documents but which should have been disclosed pursuant to Section 4.12.

(c) The information to be supplied by the Company for inclusion (or incorporation by reference, as the case may be) in the European Prospectus shall not, at the time the European Prospectus is made publicly available, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(d) The information to be supplied by the Company for inclusion (or incorporation by reference, as the case may be) in the Parent Circular shall not, at the time the Parent Circular is made publicly available and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(e) In the event that a vote of the Company’s stockholders is required to consummate the Merger, the proxy or information statement to be sent to the stockholders of the Company in connection with the adoption of this Agreement and, if applicable, the special meeting of stockholders of the Company (the “Company Special Meeting”) to consider and vote on a proposal to adopt this Agreement (such proxy or information statement, as the same may be amended or supplemented, the “Proxy Statement”) and the other documents required to be filed by the Company with the SEC in connection with the Merger and the other transactions contemplated hereby will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be. The Proxy Statement and the other documents required to be filed by the Company with the SEC in connection with the Merger and the other transactions contemplated hereby shall not on the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Company Special Meeting (if applicable) or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier written communication constituting a solicitation of proxies by the Company for the Company Special Meeting which has in the interim become false or misleading in any material respect.

3.17 Properties and Assets.

(a) Other than properties and assets disposed of by the Company and its Subsidiaries in the ordinary course of business since the Most Recent Balance Sheet Date, the Company and its Subsidiaries have good and valid title to all of their respective material properties, interests in properties and assets, real and personal, reflected on the Most Recent Balance Sheet or acquired since the Most Recent Balance Sheet Date, or, in the case of material leased properties and assets, valid leasehold interests in such properties and assets, in each case free and clean of all Liens, except in each case in this Section 3.17(a) as would not reasonably be expected to have a Company Material Adverse Effect.

(b) Section 3.17(b) of the Company Disclosure Schedule sets forth a complete and correct list of each parcel of real property owned or leased by the Company or any of its Subsidiaries as of the date of this Agreement and material to the conduct of the business of the Company and its Subsidiaries, taken as a whole (the material leases pursuant to which the Company or any of its Subsidiaries is a tenant of any such real property being hereinafter referred to as the “Leases”). As of the date of this Agreement (i) the Leases are in full force and effect in accordance with their terms; (ii) the Company is not in default of any of its obligations under the Leases and (iii) to the knowledge of the Company, the landlords under the Leases are not in default of the landlords’ obligations under the Leases.

(c) The facilities, property and equipment owned, leased or otherwise used by the Company or any of its Subsidiaries are in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear), and suitable for the purposes for which they are presently used.

3.18 Insurance.

(a) Section 3.18(a) of the Company Disclosure Schedule sets forth a list, as of the date of this Agreement, of each insurance policy that is material to the Company and its Subsidiaries, taken as a whole (the “Insurance Policies”), and all material claims made under such Insurance Policies since July 1, 2005. All premiums due and payable under the Insurance Policies have been paid on a timely basis and the Company and its Subsidiaries are in compliance in all material respects with all other material terms thereof. Complete and correct copies of the Insurance Policies have been made available to Parent.

(b) The Insurance Policies are in full force and effect and there are no material claims pending as of the date of this Agreement as to which coverage has been denied by the Company’s respective insurer. Since July 1, 2005, all material claims thereunder have been filed in a due and timely fashion.

3.19 Taxes.

(a) For purposes of this Agreement, a “Tax” means any and all federal, state, local and foreign taxes, and any assessments and other governmental charges, duties, impositions and liabilities in the nature of a tax, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for Taxes of a predecessor entity.

(b) Except as set forth on Section 3.19(b) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has timely filed all material federal, state, local and foreign returns, estimates, information statements and reports required to be filed by it (collectively, “Returns”) relating to any and all Taxes concerning or attributable to the Company or any of its Subsidiaries or to their operations, and all such Returns are complete and correct in all material respects.

(c) Each of the Company and its Subsidiaries (i) has paid all Taxes it is obligated to pay as reflected on the Returns or otherwise to the extent such payment was legally due and (ii) has withheld all federal, state, local and foreign Taxes required to be withheld with respect to its employees or otherwise, except for any failure to withhold that would not reasonably be expected to have a Company Material Adverse Effect.

(d) There is no material Tax deficiency proposed in writing or assessed against the Company or any of its Subsidiaries that is not accurately reflected as a liability on the Most Recent Balance Sheet, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax which waiver or extension is currently in effect.

(e) Neither the Company nor any of its Subsidiaries has any material liability for unpaid Taxes that has not been properly accrued for under GAAP and reserved for on the Most Recent Balance Sheet, whether asserted or unasserted, contingent or otherwise or which accrued after the Most Recent Balance Sheet Date in the ordinary course of business.

3.20 Environmental Matters. Except as set forth on Section 3.20 of the Company Disclosure Schedule:

(a) The Company is in compliance in all material respects with all Environmental Laws. The Company possesses Material Permits required under all Environmental Laws and is in material compliance with the terms and conditions thereof.

(b) The Company has not received any written communication, whether from a Governmental Authority or other Person, that alleges that either the Company or any of its Subsidiaries is not in compliance with any Environmental Laws or any Material Permit required under any applicable Environmental Law, or that it is liable under any Environmental Law, or that it is responsible (or potentially responsible) for the remediation of any Materials of Environmental Concern at, on or beneath its facilities or at, on or beneath any land adjacent thereto or any other property.

(c) There are no past or present facts, circumstances, activities, practices or conditions existing at the facilities currently or formerly owned or operated by the Company, including the release of any Materials of Environmental Concern, that would reasonably be expected to give rise to any liability or result in a claim against the Company or any of its Subsidiaries under any Environmental Law or that would interfere with or prevent compliance with any Material Permits.

(d) Neither the Company nor any of its Subsidiaries has used, generated, manufactured, discharged, assembled, processed, stored, released, disposed of, arranged for the disposal of or transported any Materials of Environmental Concern except in material compliance with all Material Permits and Environmental Laws.

(e) Neither the Company nor any of its Subsidiaries is a party to any federal, state, local or private litigation, proceedings, administrative action, or, to the knowledge of the Company, is the subject of any investigation involving a demand for damages or other potential liability under any Environmental Laws, and neither the Company nor any of its Subsidiaries has received or, to the knowledge of the Company, is subject to any order or decree of any Governmental Authority relating to a violation of or liability under Environmental Laws.

(f) To the knowledge of the Company, no underground storage tanks or surface impoundments exist on any property currently or formerly owned or leased by the Company or its Subsidiaries.

(g) For purposes of this Agreement, the terms “release” and “environment” shall have the meaning set forth in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, “Environmental Law” shall mean any Law existing and in effect on the date hereof relating to pollution or protection of the environment, health or safety including without limitation any statute or regulation pertaining to the: (i) manufacture, processing, use, distribution, management, possession, treatment, storage, disposal, generation, transportation or remediation of Materials of Environmental Concern; (ii) air, water and noise pollution; (iii) the protection and use of surface water, groundwater and soil; (iv) the release or threatened release into the environment of hazardous substances, or solid or hazardous waste, including emissions, discharges, releases, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) the conservation, management, or use of natural resources and wildlife, including all endangered and threatened species; (vi) aboveground or underground storage tanks, vessels and containers and (vii) abandoned, disposed of or discarded barrels, tanks, vessels, containers and other closed receptacles. “Materials of Environmental Concern” shall mean any chemical, substance, material, by-product, waste or product defined or regulated under any Environmental Law, and includes without limitation petroleum or petroleum byproducts, medical or infectious waste, radioactive material, asbestos, asbestos-containing material, polychlorinated biphenyls, and hazardous waste.

3.21 Intellectual Property.

(a) Each of the Company and its Subsidiaries owns, licenses or otherwise possesses the rights to use and license, subject to any existing licenses or other grants of rights to third parties pursuant to agreements previously made available to Parent, all patents (including any registrations, continuations, continuations in part, divisionals, renewals, reexaminations, reissues and applications therefor), copyrights, trademarks, service marks, trade names, Uniform Resource Locators and Internet URLs, designs, slogans, computer programs and other computer software, databases, technology, trade secrets and other confidential information, know-how, processes, formulae, algorithms, models, user interfaces, customer lists, inventions, source codes and object codes, methodologies, architecture, structure, display screens, layouts, development tools, instructions, templates, trade dress, logos and all documentation and media constituting, describing or relating to each of the foregoing, together with all goodwill related to any of the foregoing, in each case as is necessary to conduct their respective businesses as presently conducted (collectively, the “Company Intellectual Property Rights”).

(b) Section 3.21(b) of the Company Disclosure Schedule sets forth, with respect to all Company Intellectual Property Rights registered with any Governmental Authority or for which an application has been filed with any Governmental Authority, as of the date of this Agreement, (i) the registration or application number, the date filed and the title, if applicable, of the registration or application and (ii) the names of the jurisdictions covered by the applicable registration or application. The Company has disclosed to Parent each Company Material Contract in effect as of the date of this Agreement containing any ongoing royalty or payment obligations in excess of $50,000 per annum with respect to Company Intellectual Property Rights that are licensed or otherwise made available to the Company and its Subsidiaries.

(c)(i) to the knowledge of the Company, all Company Intellectual Property Rights that have been registered with any Governmental Authority are valid and subsisting and (ii) as of the Closing Date, in connection with such registered Company Intellectual Property Rights, all necessary registration, maintenance and renewal fees will have been paid and all necessary documents and certificates will have been filed with the relevant Governmental Authorities.

(d) Neither the Company nor any of its Subsidiaries is, or will as a result of the consummation of the Merger or other transactions contemplated by this Agreement be, in breach in any material respect of any license, sublicense or other agreement relating to the Company Intellectual Property Rights, or any licenses, sublicenses and other agreements to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries uses any patents, copyrights (including software), trademarks or other intellectual property rights of or owned by third parties material to the conduct of the business of the Company and its Subsidiaries (the “Third Party Intellectual Property Rights”).

(e) Neither the Company nor any of its Subsidiaries has been named as a defendant in any suit, action or proceeding which involves a claim of infringement or misappropriation of any Third Party Intellectual Property Right. Except as set forth in Section 3.21(e)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has as of the date of this Agreement received any written notice of any actual or alleged infringement, misappropriation or unlawful or unauthorized use of any Third Party Intellectual Property that has not been addressed or resolved. With respect to its marketed products, the Company does not infringe any Third Party Intellectual Property Rights. With respect to the Company’s product candidate identified in Section 3.21(e)(ii) of the Company Disclosure Schedule, to the knowledge of the Company, after the same are marketed, such marketing would not infringe any third party intellectual property rights other than Third Party Intellectual Property Rights.

(f) Except as set forth on Section 3.21(f) of the Company Disclosure Schedule, as of the date hereof, to the knowledge of the Company, no other Person is infringing, misappropriating or making any unlawful or unauthorized use of any Company Intellectual Property Rights. As of the Closing Date, to the knowledge of the Company, no Person will be infringing, misappropriating or making any unlawful or unauthorized use of any Company Intellectual Property Rights.

3.22 Brokers. No broker, financial advisor, investment banker or other financial intermediary is entitled to any fee, commission or expense reimbursement in connection with the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, other than J.P. Morgan Securities Inc. and any other investment bank who renders a fairness opinion to the Company Board in connection with the Merger.

3.23 Certain Business Practices. To the knowledge of the Company, neither the Company, its Subsidiaries or, to the knowledge of the Company, any director, officer, employee, consultant, service provider, or agent of the Company has, in the course of his or her duties on behalf of the Company: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; (c) consummated any transaction, made any payment, entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended or (d) made any other unlawful payment.

3.24 Government Contracts. The consummation of the Merger and other transactions contemplated by this Agreement will not result in any Debarment of the Company or the Surviving Company, any of its Subsidiaries or, to the knowledge of the Company, Parent.

3.25 Interested Party Transactions. Between July 1, 2006 and the date of this Agreement, no event has occurred that would be required to be reported by the Company as a “Certain Relationship or Related Transaction” pursuant to Item 404 of Regulation S-K.

3.26 Opinion of Financial Advisor. The Company Board has received the opinion of its financial advisor, J.P. Morgan Securities Inc., dated as of the date of this Agreement, to the effect that, in its opinion, as of such date the consideration to be received by the stockholders of the Company in the Offer and the Merger, together and not separately, is fair, from a financial point of view, to such stockholders. The Company has provided, or will provide, a complete and correct copy of such opinion to Parent solely for informational purposes.

4. REPRESENTATIONS AND WARRANTIES OF PARENT, NAH AND MERGER SUB

Except as set forth in the disclosure schedule provided by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”), each of Parent, NAH and Merger Sub represents and warrants to the Company that the statements contained in this Section 4 are true and correct. The Parent Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 4, and the disclosure in any paragraph shall qualify (A) the corresponding paragraph of this Section 4 and (B) the other paragraphs of this Section 4 to the extent that it is readily apparent from a reading of the Parent Disclosure Schedule, without reference to anything other than the Parent Disclosure Schedule, it also qualifies or applies to such other paragraphs. As used in this Agreement, a “Parent Material Adverse Effect” means any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition, or results of operations of Parent and its Subsidiaries, taken as a whole, or on Parent’s ability to consummate the transactions contemplated in this Agreement, provided that none of the following shall constitute a Parent Material Adverse Effect:

(a) general economic conditions worldwide, in the United States, or in any nation or region in which Parent or any of its Subsidiaries has a substantial presence or operations, provided that such conditions do not disproportionately affect Parent and its Subsidiaries relative to other industry participants;

(b) any acts of terrorism not directed at Parent or any of its Subsidiaries or any outbreak of war, provided that such conditions do not disproportionately affect Parent and its Subsidiaries relative to other industry participants;

(c) the public announcement by the Parties of this Agreement, the pendency of the Merger and the other transactions contemplated hereby, or any action taken which is required by this Agreement or specifically requested by the Company;

(d) factors generally affecting the industries or markets in which Parent and its Subsidiaries operate, provided that such factors do not disproportionately affect Parent and its Subsidiaries relative to other industry participants;

(e) changes in Law or GAAP or the interpretation thereof, provided that such changes do not disproportionately affect Parent and its Subsidiaries relative to other industry participants; or

(f) a decline in the trading price or change in trading volume of the Parent Common Shares, provided that this clause will not exclude any underlying change, event, circumstance, development or effect that may have resulted in, or contributed to, a decline in trading price or change in trading volume.

4.1 Organization and Qualification.

(a) Parent is a Naamloze Vennootschap organized in the Kingdom of The Netherlands. Parent is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate good standing, under the Laws of each jurisdiction that recognizes the concept of good standing where the character of the properties owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent has heretofore furnished or otherwise made available to the Company a true, complete and correct copy of its articles of association (the “Articles of Association”), the charters of the Supervisory and Managing Boards of Parent and any committees thereof, the Articles of Incorporation and Bylaws of NAH and the Certificate of Formation and Operating Agreement, in each case as currently in effect. The Articles of Association, the charters of the Supervisory and Managing Boards of Parent and any committees thereof, the Articles of Incorporation and Bylaws of NAH and the Certificate of Formation and Operating Agreement, as so made available, are in full force and effect and no other organizational documents are applicable to or binding upon Parent, NAH or Merger Sub. Parent is not in violation of any provisions of its Articles of Association in any material respect. NAH is not in violation of any provisions of its Articles of Incorporation or Bylaws in any material respect. Merger Sub is not in violation of any provisions of the Certificate of Formation or Operating Agreement in any material respect.

4.2 Subsidiaries.

(a) Except as set forth on Section 4.2(a) of the Parent Disclosure Schedule, Exhibit 8.1 to Parent’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 sets forth a complete and correct list of each Subsidiary of Parent other than Merger Sub as of the date of this Agreement.

(b) Each material Subsidiary of Parent is a corporation duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of the jurisdiction of its organization (which in the case of Merger Sub is the State of Delaware), and is duly qualified or licensed as a foreign corporation to conduct business, and is in good standing (to the extent such concepts are applicable), under the Laws of each jurisdiction where the character of the properties and other assets owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c) All of the issued and outstanding shares of capital stock of, or other equity interests in, each material Subsidiary of Parent are: (i) duly authorized, validly issued, fully paid, non-assessable (to the extent such concepts are applicable); (ii) owned, directly or indirectly, by Parent (other than directors’ qualifying shares in the case of foreign Subsidiaries) free and clear of all Liens and (iii) free of any restriction which prevents the payment of dividends to Parent or any other Subsidiary of Parent, or which otherwise restricts the right to vote, sell or otherwise dispose of such capital stock or other ownership interest other than restrictions under the Securities Act and state securities Law.

(d) None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

4.3 Capital Structure.

(a) The authorized capital stock of Parent as of the date of this Agreement consists of (i) 260,000,000 Parent Common Shares, (ii) 40,000,000 Financing Preference Shares (“Parent Financing Preference Shares”) and 300,000,000 Preference Shares (“Parent Preference Shares”).

(b) As of the close of business on May 30, 2007: (i) 150,624,527 Parent Common Shares were issued and outstanding; (ii) no shares of Parent Preference Stock were issued or outstanding; (iii) Parent Common Shares were held in the treasury of Parent; (iv) 12,081,368 Parent Common Shares (the “Parent Option/Award Shares”) were duly reserved for future issuance upon the exercise of stock options and stock awards granted on or prior to the date hereof pursuant to Parent’s option and incentive plans and 5,012,063 Parent Common Shares were duly reserved for future issuance upon the exercise of employee stock options and stock awards available for grant after the date hereof pursuant to Parent’s option and incentive plans; (v) 26,862,490 shares (the “Parent Convertible Note Shares”) of Parent Common Shares were duly reserved for issuance in connection with the convertible notes due 2024 and 2026 and (vi) Parent Preference Shares equal to the number of Parent Common Shares outstanding from time to time less one share issuable to SPAQ pursuant to the Option Agreement dated August 2, 2004.

(c) All outstanding Parent Common Shares and applicable Parent Option/Award Shares are, and any Parent Option/Award Shares, Parent Warrant Shares, Parent Convertible Note Shares, and Parent Preference Shares will be, if and when issued in accordance with the terms of the underlying securities described in Section 4.3(b), and all Parent Common Shares to be issued in connection with the Merger will be, when issued in accordance with the terms hereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any preemptive, subscription or any kind of similar rights.

(d) As of the date of this Agreement, except as described in subsection (b) above or as described in Section 4.3(d) of the Parent Disclosure Schedule, there are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of Parent may vote. As of the date of this Agreement, except as described in subsection (b) above or as described in Section 4.3(d) of the Parent Disclosure Schedule, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which Parent is a party or bound obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Parent or obligating Parent to issue, grant, extend or enter into any agreement to issue, deliver or sell any such capital stock or securities. As of the date of this Agreement, except as set forth in Section 4.3(d) of the Parent Disclosure Schedule, neither Parent nor any Subsidiary of Parent is subject to any obligation or requirement to provide material funds for or to make any material investment (in the form of a loan or capital contribution) in any Person.

(e) All grants of Parent Stock Options were made in compliance with the terms of the applicable Parent Stock Option Plan under which such Parent Stock Options were made and with applicable Laws. All Parent Stock Options have been properly accounted for in the Parent’s financial statements and reported in compliance with GAAP and applicable Tax requirements and the published rules and regulations of the SEC with respect thereto, and there is no basis for any claim that the grant date of any Parent Stock Option is inaccurate or the exercise price thereof is improper.

(f) All of the issued and outstanding Parent Common Shares were issued in compliance in all material respects with all applicable federal and state securities Laws.

(g) Except as set forth on Section 4.3(g) of the Parent Disclosure Schedule there are no voting trusts, proxies or other agreements, commitments or understandings to which the Parent or any of its Subsidiaries or, to the knowledge of the Parent, any of the shareholders of the Parent is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of the Parent or any of its Subsidiaries.

(h) The execution, delivery and performance of this Agreement by Parent, NAH and Merger Sub, do not and will not trigger the rights of Stichting Preferente Aandelen QIAGEN (“SPAQ”) to purchase Parent Preference Shares pursuant to the Option Agreement between SPAQ and Parent dated August 2, 2004.

4.4 Authority; No Conflict; Required Filings.

(a) Each of Parent, NAH and Merger Sub has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent, NAH and Merger Sub and the consummation by each of Parent, NAH and Merger Sub of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary action by each of the Supervisory and Managing Boards of Parent (including approval of the issuance of the Parent Common Shares up to a maximum number sufficient to effect the Offer and the Merger and to exclude preemptive right in respect of such issuance and any other related matters pursuant to this Agreement), the Board of Directors of NAH and the sole member of Merger Sub, and no other proceedings by or on the part of Parent, NAH or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than (i) adoption by Parent’s stockholders of a valid resolution or resolutions in relation to the transactions contemplated by this Agreement, including valid adoption or approval, as the case may be, of the decisions to (A) enter into this Agreement pursuant to Section 2:107a Dutch Civil Code, (B) delegate the authority to issue Parent Common Shares to the Supervisory Board of Parent up to a maximum number sufficient to effect the Merger and to exclude pre-emptive rights in respect of such issuance and any related matters pursuant to this Agreement, with each of the decisions under clauses (A) and (B) being conditional upon the valid adoption of the other decisions set out therein, by the vote of a majority in voting power present in person or by proxy at the Parent Stockholders Meeting and entitled to vote on the matter (such vote, the “Parent Requisite Stockholder Approval”), (ii) the adoption of this Agreement by NAH as the sole member of Merger Sub (which adoption shall occur immediately after the execution and delivery of this Agreement) and (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL. This Agreement has been duly and validly executed and delivered by Parent, Merger Sub and NAH and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent, NAH and Merger Sub enforceable against each of Parent, NAH and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions.

(b) The execution, delivery and performance of this Agreement by Parent, NAH and Merger Sub, do not and will not: (i) conflict with or violate the Articles of Association of Parent, the Articles of Incorporation or Bylaws of NAH or the Certificate of Formation or Operating Agreement; (ii) conflict with or violate the memorandum or articles of association, certificate of incorporation, Bylaws or comparable constituent documents of any of the Subsidiaries of Parent; (iii) assuming that all consents, approvals, authorizations, declarations and permits contemplated by clauses (i) through (ix) of subsection (c) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which its or any of their respective properties are bound or (iv) other than as set forth in Section 4.4 of the Parent Disclosure Schedule, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, require any consent or approval under, or give rise to any right of termination, cancellation, amendment, acceleration or other alteration in the rights under, any agreement to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties are bound.

(c) The execution, delivery and performance of this Agreement by each of Parent, NAH and Merger Sub and the consummation of the transactions contemplated hereby by each of Parent, NAH and Merger Sub do not and will not require any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any Governmental Authority, except for: (i) the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder; (ii) the applicable requirements of the Financial Markets Supervision Act (Wet op het financieel toezicht)(the “FMSA”), the Trade Register Act (Handelsregisterwet 1996), and the rules and regulations promulgated thereunder; (iii) the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder; (iv) the applicable requirements of state securities and “blue sky” Laws; (v) the applicable requirements of the Frankfurt Stock Exchange, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (the “BaFin”), the Authority for the Financial Market (Autoriteit Financiële Markten) (the “AFM”) and the NGSM; (vi) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; (vii) the filing with the European Commission of a merger notification in accordance with the ECMR (viii) the applicable requirements of the competent authority of any member state of the European Union to which any of the transactions contemplated by this

Agreement is referred pursuant to Article 9 of the ECMR and (ix) the applicable requirements of the German Securities Trading Act (Wertpapierhandelsgesetz), the Securities Prospectus Act (Wertpapierprospektgesetz), and the Stock Exchange Act (Börsengesetz), and the rules and regulations promulgated thereunder.

4.5 SEC Filings; Financial Statements; Sarbanes-Oxley Act.

(a) Since January 1, 2004, Parent has timely filed all forms, reports and documents required to be filed by Parent with the SEC, including all exhibits required to be filed therewith (including any forms, reports and documents filed after the date hereof, as filed, the “Parent SEC Reports”). The Parent SEC Reports: (i) at the time filed complied (or will comply when filed, as the case may be) as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be and (ii) did not at the time they were filed (or, if later filed, amended or superseded, then on the date of such later filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (collectively, the “Parent Financial Statements”), at the time filed and amended, (i) complied or will comply, as the case may be, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, (ii) was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved except as may otherwise be indicated in the notes thereto and (iii) fairly presented or will fairly present, as the case may be, in all material respects, the consolidated financial position of Parent and its Subsidiaries as at the dates indicated and the consolidated results of operations and cash flows for the periods therein indicated, except, in the case of the unaudited interim financial statements for the absence of footnotes and normal year-end adjustments.

(c) The management of Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to provide reasonable assurance that information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports. As of December 31, 2006, there were no “material weaknesses” in Parent’s or any of Parent Subsidiaries’ internal controls as contemplated under SOX. Parent has disclosed, based on the most recent evaluation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) by its chief executive officer and chief financial officer, to Parent’s auditors and the audit committee of Parent’s Supervisory Board (a) any significant deficiencies in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and audit committee of Parent’s Supervisory Board any material weaknesses in its internal control over financial reporting and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since the date of Parent’s most recent evaluation of internal control over financial reporting, to the knowledge of Parent, no facts or circumstances have arisen or occurred that would be required to be disclosed to Parent’s auditors or Parent’s audit committee regarding (x) a significant deficiency in the design or operation of its internal control over financial reporting, (y) a material weakness in its internal control over financial reporting or (z) fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(d) Neither Parent nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. To

Parent’s knowledge, there are no other violations of Parent’s code of conduct, adopted pursuant to NASDAQ Rule 4350(n). Parent has delivered to Parent complete and correct copies of any written complaints, reports or allegations, and a reasonably detailed summary of any verbal complaints, reports or allegations, that have been submitted or made by any party to the Audit Committee of Parent’s Supervisory Board since July 1, 2005 pursuant to the procedures established in accordance with Section 10A(m)(4) of the Exchange Act. Parent has delivered to the Company complete and correct copies of any written complaints, reports or allegations, and a reasonably detailed summary of any verbal complaints, reports or allegations, made or submitted by any attorney representing Parent or any of its Subsidiaries to Parent’s chief executive officer, any supervising attorney or Parent’s Supervisory Board or any committee thereof, including any qualified legal compliance committee, as contemplated by the rules set forth in 17 CFR Part 205. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar arrangement, including without limitation any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in any Parent Financial Statement or Parent SEC Report.

4.6 Absence of Undisclosed Liabilities. Parent and its Subsidiaries do not have any material liabilities or obligations, whether fixed, contingent, accrued or otherwise, liquidated or unliquidated and whether due or to become due, in each case of a nature required by GAAP to be reflected on a consolidated balance sheet of Parent, other than: (i) liabilities reflected or reserved against on the balance sheet contained in Parent’s Form 20-F (the “Parent’s Most Recent Balance Sheet”) filed with the SEC on April 2, 2007; (ii) liabilities or obligations incurred since December 31, 2006 (the “Parent’s Most Recent Balance Sheet Date”) in the ordinary course of business consistent with past practice, none of which has had or reasonably would be expected to have, individually or in the aggregate, a Material Adverse Effect and (iii) liabilities described in Section 4.6 of the Parent Disclosure Schedule.

4.7 Absence of Certain Changes or Events. Since the Parent’s Most Recent Balance Sheet Date, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent in all material respects with past practice, and there has not been any action, event or occurrence which or would reasonably be expected to have, a Parent Material Adverse Effect.

4.8 Compliance with Law; Regulatory Matters.

(a) The Parent and its Subsidiaries are conducting and have conducted their business and operations in material compliance with applicable provisions of the FDA Law and Regulation and comparable foreign regulatory or Governmental Authorities.

(b) Except as set forth in Section 4.8(b) of the Parent Disclosure Schedule, neither the Parent nor its Subsidiaries has received any notice or communication from the FDA alleging noncompliance with any applicable FDA Law and Regulation. The Parent and its Subsidiaries are not subject to any enforcement, regulatory or administrative proceedings by the FDA or any comparable foreign regulatory or Governmental Authority and, to the knowledge of the Parent, no such proceedings have been threatened. There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information pending against Parent or the Parent Subsidiaries, and, to the Parent’s knowledge, the Parent and its Subsidiaries have no liability (whether actual or contingent) for failure to comply with any FDA Law and Regulation or any law or regulation of a comparable foreign regulatory or Governmental Authority. There is no act, omission, event, or circumstance of which the Parent or its Subsidiaries have knowledge that would reasonably be expected to give rise to or lead to any such action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information or any such liability. There has not been any intentional violation of any FDA Law and Regulation or any law or regulation of a comparable foreign regulatory or Governmental Authority by the Parent or its Subsidiaries in their product development efforts, submissions, record keeping and reports to FDA or a comparable Governmental Authority that could reasonably be expected to require or lead to investigation, corrective action or enforcement, regulatory or administrative action that would result in a Material Adverse Effect. To the knowledge of Parent, there are no civil or criminal proceedings relating to the Parent or its Subsidiaries or any Parent or Subsidiary employee which involve a matter within or related to the FDA’s jurisdiction or the jurisdiction of any comparable Governmental Authority.

(c) To the extent applicable, each of the products and product candidates of the Parent and its Subsidiaries is being, and at all times has been, developed, tested, manufactured, labeled, promoted and stored, as applicable, in material compliance with FDA Law and Regulation and requirements of comparable foreign regulatory and Governmental Authorities, including those requirements relating to good manufacturing practice and good laboratory practice.

(d) The animal studies and other preclinical tests conducted by the Parent or its Subsidiaries were, and if still pending, are, being conducted in all material respects in accordance with applicable FDA and foreign requirements including, but not limited to, good laboratory practices, and FDA Law and Regulation. Neither the Parent nor its Subsidiaries has received any written notice from the FDA or any other regulatory or Governmental Authority requiring the termination or suspension or material modification of any animal study or preclinical study conducted by or on behalf of the Parent or any Subsidiary.

(e) Neither the Parent nor any of its Subsidiaries is subject to any pending or, to the knowledge of the Parent, threatened investigation by (A) the FDA, (B) Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b) (known as the “Anti-Kickback Statute”) or the Federal False Claims Act (31 U.S.C. Section 3729), or (C) any equivalent state or foreign Law.

(f) To the knowledge of the Parent, no officer, employee or agent of the Parent or the Parent Subsidiaries, has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar law or regulation.

(g) The Parent is not Debarred from any government program. To the knowledge of the Parent, no officer, employee or agent of the Parent has been convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a. To the knowledge of the Parent, no officer, employee or agent of the Parent has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar Law. To the knowledge of the Parent, neither the Parent nor its Subsidiaries employs or uses the services of any individual or entity that is or, during the time when such individual or entity was employed by or providing services to the Parent or any of its Subsidiaries, Debarred.

(h) With respect to all Third Party Manufacturers, the Parent has inspected all Third Party Manufacturers and to its knowledge and to the extent applicable, each such Third Party Manufacturer:

(i) has complied and is complying, in each case in all material respects, with all Laws, including the FD&C Act and any similar state or foreign Laws;

(ii) has all material permits to perform its obligations as a Third Party Manufacturer and all such permits are in full force and effect; and

(iii) has not been Debarred from participation in any government program and does not employ or use the services of any individual or entity that is or, during the time when such person or entity was providing services as a Third Party Manufacturer to the Parent or any of its Subsidiaries, was Debarred.

(i) To the knowledge of the Parent, no officer, employee or agent of the Parent or the Parent Subsidiaries has: made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity; failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity; or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide the basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed.Reg. 46191 (September 10, 1991).

(j) Neither the Parent nor its Subsidiaries has knowingly or willfully solicited, received, paid or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or kind for the purpose of making or receiving any referral which violated any applicable anti-kickback or similar Law, including the Anti-Kickback Statute, or any applicable state or foreign anti-kickback Law.

(k) Section 4.8(k) of the Parent Disclosure Schedule lists, as of the date of this Agreement, all written claims or statements (including all correspondence, other than immaterial correspondence, with Governmental Authorities, Medicare Administrative Contractors) concerning or relating to any health care program that involves, relates to or alleges (i) any material violation of any applicable rule, regulation, policy or requirement of any such program with respect to any activity, practice or policy of the Parent or its Subsidiaries or (ii) any violation of any applicable rule, regulation, policy or requirement of any such program with respect to any claim for payment or reimbursement made by the Parent or its Subsidiaries or any payment or reimbursement paid to the Company or its Subsidiaries. Except as set forth on Section 4.8(k) of the Parent Disclosure Schedule, there are no such violations nor, to the knowledge of the Parent, are there any grounds to reasonably anticipate the commencement of any investigation or inquiry, or the assertion of any claim or demand by, any government agency, Medicare Administrative Contractors with respect to any of the activities, practices, policies or claims of the Parent or its Subsidiaries, or any payments or reimbursements claimed by the Parent or its Subsidiaries, in each case concerning or relating to any federal or state government funded health care program. Neither the Parent nor its Subsidiaries is, as of the date hereof, subject to any outstanding audit by any Governmental Authority, intermediary or carrier and, to the knowledge of the Parent, there are no grounds to anticipate any such audit, except such audits in the ordinary course of review, in the foreseeable future.

(l) To the knowledge of the Parent, neither the Parent nor any of its Subsidiaries has submitted any claim for payment in violation of any Laws relating to false claim or fraud, including without limitation the Federal False Claim Act, 31 U.S.C. § 3729, or any applicable state or foreign false claim or fraud Law.

(m) Neither the Parent nor any of its Subsidiaries has failed to comply with any applicable security and privacy standards regarding protected health information under HIPAA, or any applicable state or foreign privacy Laws.

(n) Neither the Parent nor its Subsidiaries nor, to the knowledge of the Parent, any of their respective officers, directors or employees, acting in their capacities as such, is or has been involved in any activities which are, or are alleged in writing by any qui tam relator or Governmental Authority to be, prohibited under the federal Medicare and Medicaid statutes, which are specifically defined as 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1395nn, 18 U.S.C. §1347, § 287, §1001, and § 1035, or the federal TRICARE statute, or the regulations promulgated pursuant to such federal statutes.

(o) The Parent and each of its Subsidiaries has conducted its export transactions in accordance in all material respects with applicable provisions of United States export control Laws, including but not limited to the FD&C Act, Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing: (i) the Parent and each of its Subsidiaries has obtained all material export licenses and other approvals required for its exports of products and technologies from the United States; (ii) the Parent and each of its Subsidiaries is in compliance in all material respects with the terms of all applicable material export licenses or other approvals; (iii) there are no pending or, to the knowledge of the Parent, threatened claims against the Parent or any of its Subsidiaries with respect to such material export licenses or other approvals; (iv) there are no actions, conditions or circumstances pertaining to the Parent’s or any of its Subsidiary’s material export transactions that would reasonably be expected to give rise to any future claims and (v) no consents or approvals will be required in connection with the Merger.

(p) Each of the Parent and its Subsidiaries has submitted to the FDA and all comparable foreign regulatory or Governmental Authorities for and received approval of all material FD&C Act Permits necessary to conduct the business of the Parent and its Subsidiaries as currently conducted. The Parent and its Subsidiaries are in material compliance with all such FD&C Act Permits. To the knowledge of the Parent, no suspension, revocation, cancellation or withdrawal of the FD&C Act Permits is threatened and there is no basis for believing that such FD&C Act Permits will not be renewable upon expiration or will be suspended, revoked, cancelled or withdrawn.

4.9 Material Permits. Each of Parent and its Subsidiaries holds all federal, state, local and foreign governmental licenses, permits, franchises and authorizations necessary for conduct of its business as presently conducted and the ownership and operation of its properties and other assets, including those that are required under all Environmental Laws, in each case (whether under Environmental Laws or otherwise) (such licenses, permits, franchises and authorizations, the “Parent Material Permits”) and the FDA Laws and Regulations. Each of Parent and its Subsidiaries has submitted to the FDA and all similar applicable state and local regulatory bodies for and received approval of all registrations, applications, licenses, requests for exemptions, permits and other regulatory authorizations (the “FD&C Act Permits”) necessary to conduct the business of Parent and its Subsidiaries as currently conducted. Parent and its Subsidiaries are in compliance with all such Parent Material Permits and FD&C Act Permits. To the knowledge of the Parent, no suspension, revocation, cancellation or withdrawal of the Material Permits or FD&C Act Permits is threatened and there is no basis for believing that such Material Permits or FD&C Act Permits will not be renewable upon expiration or will be suspended, revoked, cancelled or withdrawn.

4.10 Litigation and Product Liability. Except as set forth in Section 4.10 of the Parent Disclosure Schedule, there is no suit, action, arbitration, claim, governmental or other proceeding before any Governmental Authority pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries. No material product liability claims have been asserted in writing or, to the knowledge of Parent, threatened in writing against Parent in respect of any product or product candidate tested, researched, developed, manufactured, marketed, distributed, or sold by, or on behalf of, or in cooperation with Parent.

4.11 Labor and Employment Matters.

(a) To the knowledge of Parent, there are no material labor grievances pending or, to the knowledge of Parent, threatened in writing between Parent or its Subsidiaries, on the one hand, and any of their respective employees or former employees, on the other hand. Parent has not received written notice of any pending or threatened charge, other than any that are immaterial, of (i) an unfair labor practice as defined in the National Labor Relations Act, as amended; (ii) safety violations under the Occupational Safety and Health Act; (iii) wage or hour violations; (iv) discriminatory acts or practices in connection with employment matters or (v) claims by governmental agencies that Parent has failed to comply with any Law relating to employment or labor matters. To the knowledge of Parent, Parent is not currently and has not been the subject of any threatened or actual “whistleblower” or similar claims by past or current employees or any other persons.

(b) To the knowledge of Parent, Parent is currently in substantial compliance with all Laws relating to employment, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority all amounts required to be withheld from Parent employees and is not liable for any arrears of wages, taxes withheld, penalties or other sums for failing to comply with any of the foregoing.

(c) Since the enactment of the WARN Act, neither Parent nor any of its Subsidiaries has effectuated (i) a plant closing affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Parent or any of its Subsidiaries, or (ii) a mass layoff (as defined in the WARN Act) affecting any site of employment or facility of Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that would reasonably be expected to have a Parent Material Adverse Effect.

4.12 Offer Documents; European Prospectus; Parent Circular; Information to be Supplied; Merger Registration Statement.

(a) Each of the Schedule TO, the Offer Registration Statement and the other documents required to be filed by the Parent with the SEC in connection with the Offer, the Merger and the other transactions contemplated hereby will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be. Each of the Schedule TO, the Offer Registration Statement and the other documents required to be filed by the Parent with the SEC in connection with the Transactions and any of the information supplied or to be supplied by the Parent or its Subsidiaries or their representatives for inclusion or incorporation by reference in the Schedule 14D-9 will not, at the time the Offer is commenced or at the Acceptance Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) In the event that a vote of the Company’s stockholders is required to consummate the Merger, the information to be supplied by Parent for inclusion (or incorporation by reference, as the case may be) in the Proxy Statement (if applicable) shall not on the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Company Special Meeting (if applicable) and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or otherwise necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier written communication constituting a solicitation of proxies by the Company for the Company Special Meeting which has in the interim become false or misleading in any material respect.

(c) The European Prospectus shall not, at the time the European Prospectus is made publicly available, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(d) The Parent Circular shall not, at the time the Parent Circular is made publicly available and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(e) The registration statement on Form F-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Shares in the Merger, as amended or supplemented from time to time (as so amended and supplemented, the “Merger Registration Statement”) will comply as to form, in all material respects, with the requirements of the Exchange Act and the Securities Act. The Merger Registration Statement will not, on the date of its filing or mailing, at the time of the Company Stockholder Meeting or at the effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(f) Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Offer Documents, the European Prospectus, the Parent Circular or the Merger Registration Statement based on information supplied by or on behalf of the Company and its Subsidiaries for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in such documents but which should have been disclosed pursuant to Section 3.16.

4.13 Properties and Assets. Other than properties and assets disposed of by Parent and its Subsidiaries in the ordinary course of business since the Parent’s Most Recent Balance Sheet Date, Parent and its Subsidiaries have good and valid title to or, with respect to leased property, valid leasehold interests in, all of their respective properties, interests in material properties and assets, real and personal, in each case free and clear of Liens.

4.14 Taxes.

(a) Each of Parent and its Subsidiaries has timely filed all material federal, state, local and foreign Returns relating to any and all Taxes concerning or attributable to Parent or any of its Subsidiaries or to their operations, and all such Returns are complete and correct in all material respects.

(b) Each of Parent and its Subsidiaries (i) has paid all Taxes it is obligated to pay as reflected on the Returns or otherwise to the extent such payment was legally due and (ii) has withheld all federal, state, local and foreign Taxes required to be withheld with respect to its employees or otherwise.

(c) Neither Parent nor any of its Subsidiaries has any material liability for unpaid Taxes that has not been properly accrued for under GAAP and reserved for on the Parent’s Most Recent Balance Sheet, whether asserted or unasserted, contingent or otherwise or which accrued after the Parent’s Most Recent Balance Sheet Date in the ordinary course of business.

(d) Taking into account the application of the special rules set forth in Treasury Regulation Section 1.367(a)-3(c)(3)(ii), (i) Parent (or any Subsidiary that is a “qualified subsidiary” (as defined in Treasury Regulation Section 1.367(a)-3(c)(5)(vii)) or a “qualified partnership” (as defined in Treasury Regulation Section 1.367(a)-3(c)(5)(viii)) is currently engaged, and will have been engaged for the entire 36-month period immediately preceding the Closing Date, in an active trade or business outside the United States within the meaning of Treasury Regulation Section 1.367(a)-2T(b)(2) and (3) (the “Qualified Trade or Business”); and (ii) Parent (and, if applicable, the Subsidiary engaged in the Qualified Trade or Business) does not have any plan or intention to substantially dispose of or discontinue the Qualified Trade or Business.

(e) Parent has not been a “controlled foreign corporation” as defined in Section 957(a) of the Code (a “CFC”) on any day of its current taxable year and has no plan or intention to become a CFC on any day subsequent to the Closing Date.

(f) Parent has not been a passive foreign investment company, as defined in Section 1297(a) of the Code (a “PFIC”), for its taxable year in which the Closing Date occurs and has no plan or intention to become a PFIC for any subsequent taxable year.

(g) To the knowledge of Parent, neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would (i) prevent the qualification of the Offer and the Merger as a reorganization within the meaning of Section 368(a) of the Code or (ii) cause the Offer and the Merger to fail to satisfy the requirements of Treasury Regulation Section 1.367(a)-3(c)(i), (ii) or (iv) following the Merger.

4.15 Environmental Matters. Except as set forth on Section 4.15 of the Parent Disclosure Schedule:

(a) Parent is in compliance with all Environmental Laws. Parent possesses Material Permits required under all Environmental Laws and is in material compliance with the terms and conditions thereof.

(b) Parent has not received any written communication, whether from a Governmental Authority or other Person, that alleges that either Parent or any of its Subsidiaries is not in compliance with any Environmental Laws or any Material Permit required under any applicable Environmental Law, or that it is liable under any Environmental Law, or that it is responsible (or potentially responsible) for the remediation of any Materials of Environmental Concern at, on or beneath its facilities or at, on or beneath any land adjacent thereto or any other property.

(c) There are no past or present facts, circumstances, activities, practices or conditions existing at the facilities currently or formerly owned or operated by Parent, including the release of any Materials of Environmental Concern, that would reasonably be expected to give rise to any liability or result in a claim against Parent or any of its Subsidiaries under any Environmental Law or that would interfere with or prevent compliance with any Material Permits.

(d) Neither Parent nor any of its Subsidiaries has used, generated, manufactured, discharged, assembled, processed, stored, released, disposed of, arranged for the disposal of or transported any Materials of Environmental Concern except in material compliance with all Material Permits and Environmental Laws.

(e) Neither Parent nor any of its Subsidiaries is a party to any federal, state, local or private litigation, proceedings, administrative action, or, to the knowledge of Parent, is the subject of any investigation involving a demand for damages or other potential liability under any Environmental Laws, and neither Parent nor any of its Subsidiaries has received or, to the knowledge of Parent, is subject to any order or decree of any Governmental Authority relating to a violation of or liability under Environmental Laws.

(f) To the knowledge of Parent, no underground storage tanks or surface impoundments exist on any property currently or formerly owned or leased by Parent or its Subsidiaries.

4.16 Intellectual Property.

(a) To the knowledge of Parent, each of Parent and its Subsidiaries owns, is licensed or otherwise possesses the rights to use and license (subject to any existing licenses or other grants of rights to third parties) all patents (including any registrations, continuations, continuations in part, divisionals, renewals, reexaminations, reissues and applications therefor), copyrights, trademarks, service marks, trade names, Uniform Resource Locators and Internet URLs, designs, slogans, computer programs and other computer software, databases, technology, trade secrets and other confidential information, know-how, processes, formulae, algorithms, models, user interfaces, customer lists, inventions, source codes and object codes, methodologies, architecture, structure, display screens, layouts, development tools, instructions, templates, trade dress, logos and all documentation and media constituting, describing or relating to each of the foregoing, together with all goodwill related to any of the foregoing, in each case as is necessary to conduct their respective businesses as presently conducted (collectively, the “Parent Intellectual Property Rights”).

(b) Except as set forth in Section 4.16(b) of the Parent Disclosure Schedule, (i) to the knowledge of Parent, all Parent Intellectual Property Rights that have been registered with any Governmental Authority are valid and subsisting and (ii) as of the Closing Date, in connection with such registered Parent Intellectual Property Rights, all necessary registration, maintenance and renewal fees will have been paid and all necessary documents and certificates have been filed with the relevant Governmental Authorities.

(c) To the knowledge of Parent, neither Parent nor any of its Subsidiaries is, or will as a result of the consummation of the Merger or other transactions contemplated by this Agreement be, in breach in any material respect of any license, sublicense or other agreement relating to the Parent Intellectual Property Rights, or any licenses, sublicenses and other agreements as to which Parent or any of its Subsidiaries is a party and pursuant to which Parent or any of its Subsidiaries uses any patents, copyrights (including software), trademarks or other intellectual property rights of or owned by third parties material to the conduct of the business of Parent and its Subsidiaries (the “Parent Third Party Intellectual Property Rights”).

(d) Except as set forth in Section 4.16(d) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has been named as a defendant in any suit, action or proceeding which involves a claim of infringement or misappropriation of any Parent Third Party Intellectual Property Right. Except as set forth in Section 4.16(d) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has as of the date of this Agreement received any written notice of any actual or alleged infringement, misappropriation or unlawful or unauthorized use of any Parent Third Party Intellectual Property. With respect to the Parent Identified Products, Parent does not infringe any third party intellectual property rights other than Parent Third Party Intellectual Property Rights. With respect to the Parent Identified Products that are not yet being marketed, to the knowledge of Parent, after the same are marketed, such marketing would not infringe any Parent Third Party Intellectual Property Rights.

(e) As of the date hereof, to the knowledge of Parent, no other Person is materially infringing, misappropriating or making any unlawful or unauthorized use of any Parent Intellectual Property Rights. As of the Closing Date, to the knowledge of Parent, no Person will be infringing, misappropriating or making any unlawful or unauthorized use of any Parent Intellectual Property Rights.

4.17 Brokers. No broker, financial advisor, investment banker or other financial intermediary is entitled to any fee, commission or expense reimbursement in connection with the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, other than Goldman, Sachs & Co.

4.18 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated in this Agreement.

4.19 Ownership of Company Common Stock. Neither Parent nor any of Parent’s “Affiliates” or “Associates” directly or indirectly “owns,” and at all times since August 1, 2002, neither Parent nor any of Parent’s Affiliates directly or indirectly has “owned,” beneficially or otherwise, 15% or more of the outstanding Company Common Stock, as those terms are defined in Section 203 of the DGCL.

4.20 Financing. At the Closing, Parent, NAH and Merger Sub will have sufficient funds to perform all of their respective obligations under this Agreement and to consummate the Merger.

4.21 Solvency. As of and immediately following the Effective Time, (a) Parent shall be able to pay its debts as they become due and (b) Parent shall have adequate capital to carry on its business.

4.22 Capital Resources. Parent has cash on hand and committed financing that, together, will at the Effective Time be sufficient to pay the aggregate Per Share Cash Consideration. Parent has made available to the Company a copy of the commitment letter, dated June 1, 2007, setting forth the terms of the committed financing available to Parent in connection with the transactions contemplated by this Agreement (the “Commitment Letter”), which Commitment Letter is in full force and effect. All commitment and other fees required to be paid under the Commitment Letter prior to the date hereof have been paid. To the knowledge of Parent, there is no state of facts existing as of the date of this Agreement that will preclude satisfaction as of the Effective Time of the conditions contemplated by the Commitment Letter.

4.23 Opinion of Financial Advisor. The Parent Board has received the opinion of its financial advisor, Goldman, Sachs & Co., dated as of the date of this Agreement, to the effect that the consideration to be paid in the Offer and the Merger is fair, from a financial point of view, to Parent.

5. CONDUCT OF BUSINESS PENDING THE MERGER

5.1 Conduct of Business by Company Pending the Merger. The Company covenants and agrees that, beginning on the date hereof and the ending at the earlier to occur of the Closing or such earlier time as this Agreement is terminated in accordance with Section 8 (such period being hereinafter referred to as the “Interim Period”), except as expressly provided or permitted by this Agreement or set forth in Section 5.1 of the Company Disclosure Schedule or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (i) conduct its business in the ordinary course and (ii) preserve intact its business organization, properties and assets, including keeping available the services of their officers, employees and consultants, maintaining in effect all Company Material Contracts and preserving its relationships, customers, licensees, manufacturers, suppliers and other Persons with which it has material business relations. Except as expressly provided or permitted by this Agreement or as set forth in Section 5.1 of the Company Disclosure Schedule, during the Interim Period, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not, in the case of any matter described in clauses (k), (o) or (p) and, to the extent relating to such clauses, clause (u), be unreasonably withheld, conditioned or delayed):

(a) amend their Certificate of Incorporation, Bylaws or other equivalent organizational documents;

(b) issue, sell, transfer, pledge, dispose of or encumber any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, of the Company or any of its Subsidiaries (except for the issuance of shares of Company Common Stock pursuant to the Company Equity Awards outstanding on the date of this Agreement and listed on Section 3.3(e) of the Company Disclosure Schedule;

(c) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any equity interest in or securities of any of its Subsidiaries, other than (i) forfeitures of Company Common Stock pursuant to any right of forfeiture pursuant to Restricted Stock Unit Awards and Performance Shares Awards under the Company Equity Plans; (ii) in connection with any “cashless exercise” of any Company Stock Options in accordance with the terms of the Company Equity Plans; or (iii) any “net settlement” of Restricted Stock Units or Performance Shares Awards in accordance with the Company Equity Plans;

(d) sell, transfer, pledge, dispose of or encumber any material properties, facilities, equipment or other assets, except for sales of inventory or equipment in the ordinary course of business;

(e) declare, set aside or pay any dividend or other distribution (whether in cash, stock or other securities or property, or any combination thereof) in respect of any of its capital stock or other equity interests (except that a wholly owned Subsidiary of the Company may declare and pay cash dividends to the Company or any of its Subsidiaries);

(f) split, combine or reclassify any shares of its capital stock or other securities or equity interests, or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests;

(g) sell, transfer, lease, license, sublicense, mortgage, pledge, encumber, grant or otherwise dispose of any Company Intellectual Property Rights, or amend or modify in any material respect any existing Company Material Agreements with respect to any Company Intellectual Property Rights;

(h) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) an interest in any corporation, limited liability company, partnership, joint venture or other business organization or division thereof provided this shall not prevent the Company or its Subsidiaries from investing its cash and cash equivalents in short-term investments consistent with its investment policy as disclosed to Parent prior to the date hereof;

(i) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of the Company’s Subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for the obligations of any Person, or make any loans, advances or enter into any financial commitments, except in each case (A) in the ordinary course of business and (B) as otherwise permitted under any loan or credit agreement to which the Company or any of its Subsidiaries is a party as of the date of this Agreement;

(j) authorize any capital expenditures outside of the Company’s budget in excess of $2,000,000 individually or $5,000,000 in the aggregate;

(k) except as required to comply with Law or agreements, plans or arrangements existing on the date hereof (including this Agreement), (A) increase the compensation payable to its officers or employees, except for increases in salary or wages in the ordinary course of business consistent with past practice; (B) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, its officers; (C) pay any severance or termination pay to any employee, except in the ordinary course of business and consistent with past practice; (D) enter into any collective bargaining agreement; (E) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or other enforceable arrangement for the benefit of any of its directors, officers or employees, other than, in the ordinary course of business or (F) enter into any employment arrangement, except in the ordinary course of business; provided, however, nothing in this subsection (k) shall prohibit the Company from awarding cash bonuses (i) payable after the Closing, (ii) in an aggregate amount not to exceed $3,000,000, (iii) with no individual bonus (other than the bonus payable to the Company’s chief executive officer) in excess of $180,000 and (iv) with no individual bonus in excess of 50% of the recipient’s current base salary;

(l) make any material changes to the personnel or business policies of the Company;

(m) materially change any accounting policies or procedures (including procedures with respect to reserves, revenue recognition, payments of accounts payable and collection of accounts receivable), unless required by statutory accounting principles or GAAP;

(n) create, incur, suffer to exist or assume any material Lien on any of its material properties, facilities or other assets, other than any Lien for Taxes not yet due;

(o)(A) enter into any new Company Material Contract pursuant to which the Company and its Subsidiaries will spend or receive (or are reasonably expected to spend or receive) in the aggregate more than $200,000 during the current or next fiscal year; (B) amend in any material respect or terminate (other than in accordance with its terms) any Company Material Contract or waive, release or assign any material rights or claims thereto or thereunder; (C) enter into or extend any material lease with respect to real property or (D) initiate or participate in any new clinical trials or clinical trial or clinical development program;

(p) enter into any agreement, or amend or waive the terms of any existing agreement, which grants to any Person exclusive supply, manufacturing, warehousing, production, marketing or distribution rights with respect to any of its products or technologies or enter into any material collaboration agreement, material license, co-marketing or co-promotion agreement or any other such material agreement with respect to the Company’s Intellectual Property Rights;

(q) make any material Tax election or settle or compromise any material federal, state, local or foreign Tax liability, or agree to an extension of a statute of limitations with respect thereto except as made in connection with the end of Company’s fiscal year;

(r) pay, discharge, satisfy or settle any material litigation or waive, assign or release any material rights or claims with respect thereto, other than settlements in the ordinary course of business requiring no obligation other than the payment of cash not in excess of $250,000 in the aggregate and no admission being made with respect to (A) any criminal wrongdoing or (B) the invalidity or unenforceability of, or any infringement with respect to, any Company Intellectual Property Rights;

(s) except as contemplated by Section 2.18 or as required by the Company Equity Plans, accelerate or otherwise amend the terms of any outstanding options under the Company Equity Plans;

(t) fail to maintain in full force and effect all material insurance policies currently in effect, or permit any of the coverage thereunder to lapse, in each case, without simultaneously securing replacement insurance policies which will be in full force and effect and provide coverage substantially similar to or greater than under the prior insurance policies; or

(u) enter into any agreement or contract to do any of the foregoing.

5.2 No Solicitation of Transactions.

(a) The Company shall, and shall cause its officers, directors, employees, auditors, attorneys and financial advisors and any other agents (each, a “Representative”) to, immediately cease any discussions, negotiations or written communications (other than communications solely directed at informing other parties of the restrictions contained in this Section 5.2 and only in response to an inquiry from such other parties) with any party or parties that commenced prior to the execution of this Agreement with respect to any Competing Proposal. As used in this Agreement, a “Competing Proposal” means any proposal, offer or indication of interest (other than this Agreement, the Offer and the Merger), whether in writing or otherwise, from any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, NAH,

Merger Sub or any affiliates thereof (a “Third Party”), relating to (i) any acquisition or purchase, directly or indirectly, of more than 20% of the consolidated total assets of the Company and its Subsidiaries or more than 20% of any class of equity or voting securities of the Company; (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning more than 10% of any class of equity or voting securities of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company.

(b) During the Interim Period, the Company shall not, nor shall it authorize or permit any Representative of the Company or its Subsidiaries to (i) solicit, initiate or knowingly encourage, or otherwise knowingly facilitate, directly or indirectly, any inquiries relating to, any Competing Proposal; (ii) directly or indirectly initiate or participate in any discussions, negotiations or communications (other than communications solely directed at informing other parties of the restrictions contained in this Section 5.2 and only in response to an inquiry from such other parties) regarding any Competing Proposal; (iii) furnish to any Third Party any nonpublic information or data for the purpose of encouraging or facilitating, or, except where failure to do so would cause the Company Board to breach its fiduciary obligations under applicable Laws, provide access to the properties, offices, books, records, officers, directors or employees of the Company for the purpose of encouraging or facilitating, any Competing Proposal; or (iv) release any party from or waive any provision of, any confidentiality or standstill agreement to which it is a party. Without limiting the generality of the foregoing, it is understood that any violation of any of the restrictions set forth in this Section 5.2 by any Representative of the Company or any of its Subsidiaries shall be and be deemed to be a breach by the Company of this Section 5.2 by the Company. Notwithstanding the foregoing and anything to the contrary contained in this Agreement, if, prior to the closing of the polls at the Company Special Meeting on the proposal to adopt this Agreement, the Company Board determines (after consultation with outside counsel and its financial advisor) that a Competing Proposal (other than one made following a breach by the Company of this Section 5.2) constitutes or is reasonably likely to lead to a Superior Competing Proposal, then the Company may, but only to the extent that the Company Board determines in good faith after consultation with the Company’s outside counsel that failure to do so would cause the Company Board to breach its fiduciary obligations under applicable Laws and subject to the Company providing prompt (but in any event within 12 hours) written notice to Parent of its decision to take such action and compliance by the Company with Section 5.2(d), (A) furnish information or data with respect to the Company and its Subsidiaries to such Third Party (and the Representatives of such Third Party); (B) participate in discussions and negotiations directly or through its Representatives with such Third Party, subject to, in the case of clause (A) and, to the extent such discussions or negotiations include the disclosure by the Company, any of its Subsidiaries, or any of their Representatives of any material nonpublic information, clause (B), a confidentiality agreement not less favorable to the Company than the Confidentiality Agreement, provided, that all such material nonpublic information not already provided or made available to Parent is provided to Parent as soon as reasonably practicable (but in any event within 12 hours) after it is provided to such Third Party and (C) amend, or grant a waiver or release under, any standstill or similar agreement with respect to any Company Common Stock, but only to the extent necessary to permit the making and subsequent consummation of a Superior Competing Proposal by a Third Party. For purposes of this Agreement, “Superior Competing Proposal” shall mean a bona fide written proposal or offer made by a Third Party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, sale of shares of stock, sale of assets, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, more than 50% of the capital stock of the Company then outstanding or more than 50% of the consolidated total assets of the Company and its Subsidiaries (i) on terms the Company Board determines in good faith (after consulting the Company’s outside legal counsel and financial advisor) are more favorable to the holders of Company Common Stock than the Transactions, taking into account, among other things, relevant legal, financial, regulatory, timing and other aspects of the offer and the Third Party making the offer and the terms and conditions of this Agreement and (ii) which is reasonably capable of being consummated.

(c) Neither the Company Board nor any committee thereof shall (i) withdraw or modify, or publicly propose or publicly resolve to withdraw or modify, in a manner adverse to Parent, NAH or Merger Sub, the Recommendation; (ii) approve or recommend, or publicly propose or publicly resolve to approve or recommend, any Competing Proposal; (iii) approve or recommend, or execute or enter into, or publicly propose or publicly resolve to approve or recommend or execute or enter into, any letter of intent, agreement in principle, merger agreement, stock purchase agreement, asset purchase agreement, acquisition agreement, option agreement or similar agreement relating to a Competing Proposal (other than a confidentiality agreement referred to in Section 5.2(b) entered into in the circumstances referred to in Section 5.2(b)) (an “Acquisition Agreement”); (iv) approve or recommend, or execute or enter into, or publicly propose or publicly resolve to approve or recommend or execute or enter into, any agreement requiring it to terminate this Agreement or abandon or fail to consummate the Offer, the Merger or the other Transactions contemplated hereby or (v) take any action necessary to render the provisions of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination”, or other anti-takeover Laws and regulations of any state or other jurisdiction, including the provisions of Section 203 of the DGCL, inapplicable to any Competing Proposal. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, prior to obtaining the Company Requisite Stockholder Approval, the Company Board may, in response to a Superior Competing Proposal (other than one made following a breach by the Company of this Section 5.2), (1) withdraw or modify the Recommendation or (2) approve or recommend the Superior Competing Proposal, but in the case of any action described in clause (1) or any recommendation described in clause (2), only (x) if the Company Board determines in good faith, after consultation with the Company’s outside counsel, that failure to do so would violate its fiduciary obligations under applicable Laws, and in each case, only (y) at a time that is after 3 Business Days following Parent’s receipt of written notice advising Parent that the Company Board intends to take such action (during which period the Company shall make its chief executive officer, chief financial officer and its counsel available to Parent to meet on at least two separate occasions for a total of at least 12 hours, and shall consider in good faith any amendment of the terms of the Offer and/or the Merger proposed by Parent, NAH or Merger Sub or any proposal by Parent, NAH or Merger Sub to amend the terms of this Agreement, the Offer or the Merger), specifying therein the material terms and conditions of such Superior Competing Proposal and identifying the Person or group making such Superior Competing Proposal, provided that such 3 Business Day period shall be extended for an additional 3 Business Days following each material modification of such Competing Proposal occurring after the receipt of Parent’s proposal, and (z) if, after the end of such 3 Business Day period (plus each applicable extension), the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and its financial advisor) that such proposed transaction continues to be a Superior Competing Proposal, after taking into account any bona fide proposal by Parent, NAH or Merger Sub to amend the terms of this Agreement and the Merger. The Company shall not during the term of this Agreement release any Third Party from, or agree to amend or waive any provision of, any confidentiality agreement with any Third Party with respect to a Competing Proposal entered into pursuant to this Section 5.2 other than the standstill provision as provided above, and the Company shall use its reasonable best efforts to enforce, to the fullest extent permitted by Law, each confidentiality agreement entered into pursuant to this Section 5.2. In addition, notwithstanding the foregoing or anything to the contrary set forth in this Agreement, prior to obtaining the Company Requisite Stockholder Approval, the Company Board may withdraw or modify the Recommendation if the Company Board determines, after consultation with outside counsel, that failure to do so would violate its fiduciary obligations under applicable Law, but only at a time that is after 3 Business Days following Parent’s receipt of written notice advising Parent that the Company Board is prepared to take such action, specifying the reasons therefor.

(d) In addition to the obligations set forth in Sections 5.2(a), (b) and (c), the Company shall notify Parent orally and, if requested by Parent, in writing, within 12 hours of the receipt by the Company of any Competing Proposal, which notification shall include the material terms and conditions of such Competing Proposal and the identity of the person or group making or sending the Competing Proposal. The Company shall promptly (but in any event within 12 hours) advise Parent of any material change in the terms or conditions of a Competing Proposal or any other material development with respect thereto.

(e) Nothing contained in this Section 5.2 or any other provision hereof shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company’s stockholders pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act a position with respect to a tender or exchange offer by a Third Party or (ii) making any disclosure to the Company’s stockholders, if the Company Board determines, after consultation with its outside counsel, that failure to so disclose would cause it to violate its fiduciary obligations under applicable Law.

(f) Nothing in this Section 5.2 shall permit the Company to terminate this Agreement (except as expressly provided in Section 8).

5.3 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.

6. ADDITIONAL AGREEMENTS

6.1 Offer Registration Statement; European Prospectus; Parent Circular.

(a) As soon as reasonably practicable after the execution hereof Parent shall prepare and file the Offer Registration Statement with the SEC and prepare and file with the AFM a draft of a listing disclosure document (as amended or supplemented, the “European Prospectus”) under the European Union Prospectus Directive and any rules and regulations relating thereto (the “EU Prospectus Directive”) and applicable Dutch securities Laws, in each case with respect to the Parent Common Shares issuable and deliverable pursuant to this Agreement. The Company and Parent shall cooperate with each other in the preparation of the Offer Registration Statement and the European Prospectus. Parent shall prepare the European Prospectus to comply as to form in all material respects with the EU Prospectus Directive and applicable Dutch securities Laws. Each of Parent and the Company shall use its reasonable best efforts to, as promptly as reasonably practicable after the filing of the European Prospectus, have the European Prospectus approved by the AFM. Parent shall advise the Company, promptly after it receives notice, of the time when each of the Offer Registration Statement and the European Prospectus has become effective or been approved, as applicable, or any supplement or amendment to either such document has been filed, the issuance of any stop order, or the suspension of the qualification of the Parent Common Shares issuable and deliverable in connection with the Offer and the Merger for offering or sale in any jurisdiction. Each of Parent and the Company shall, as soon as reasonably practicable, notify the other of the receipt of any comments from the SEC or the AFM with respect to the Offer Registration Statement or the European Prospectus, as applicable, any request by the SEC or the AFM for any amendment to the Offer Registration Statement or the European Prospectus, as applicable, or for additional information.

(b) The Company shall, upon request of Parent, furnish Parent with all information concerning itself, its Subsidiaries, directors, officers and stockholders, as applicable, and any other matters as may be necessary or advisable in connection with Offer Documents, the European Prospectus (including information required to be set forth therein as required by the EU Prospectus Directive), any stockholders circular required to be prepared and distributed by Parent in connection with the Parent Stockholders Meeting (the “Parent Circular”) or any other filing, notice, statement, registration, submission of information or application required to be made by or on behalf of the Company or Parent or any of their respective Subsidiaries to any third-party and/or Governmental Authority in connection with the Offer, the Merger and the other Transactions. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment and/or a supplement to the Offer Documents, the European Prospectus or the Parent Circular, so that the Offer Documents, European Prospectus and the Parent Circular would not, in the case of the Offer Documents, at the time the Offer is commenced and at the Acceptance Date, in the case of the European Prospectus, at the time the European

Prospectus is made publicly available, or, in the case of the Parent Circular, at the date it is made publicly available and at the time of the Parent Stockholders Meeting, include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers this information shall promptly notify the other party and, to the extent required by Law, an appropriate amendment or supplement describing that information shall be promptly filed with the AFM or any other applicable Governmental Authority and, to the extent required by Law, disseminated to Parent’s stockholders.

(c) Preparation of Merger Registration Statement and Proxy Statement.

(i) If required by applicable Laws, promptly after the acceptance for exchange or payment of shares of Company Common Stock pursuant to the Offer, Parent and the Company shall prepare and file with the SEC, the Merger Registration Statement and the Proxy Statement. Parent shall provide the Company and its counsel with any comments it may receive from the SEC or its staff with respect to the Merger Registration Statement as promptly as reasonably practicable after receipt of such comments and the parties shall cooperate to prepare appropriate responses to the SEC to such comments and make such modifications to the Merger Registration Statement as shall be reasonably appropriate. The Company shall provide the Parent and its counsel with any comments it may receive from the SEC or its staff with respect to the Proxy Statement as promptly as reasonably practicable after receipt of such comments and the parties shall cooperate to prepare appropriate responses to the SEC to such comments and make such modifications to the Proxy Statement as shall be reasonably appropriate. Each of the Company and Parent shall use all reasonable efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after the acceptance for payment or exchange of shares of Company Common Stock pursuant to the Offer and to keep the Merger Registration Statement effective as long as is necessary to consummate the Merger. The Company shall furnish all information concerning the Company as Parent may reasonably request in connection with the preparation of the Merger Registration Statement. The Parent shall furnish all information concerning the Parent and the Company may reasonably request in connection with the preparation of the Proxy Statement. If required by applicable Laws, the Company shall use its reasonable best efforts to mail the Proxy Statement to its stockholders as promptly as reasonably practicable after the Merger Registration Statement is declared effective under the Securities Act and, if necessary, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, resolicit proxies. No amendment or supplement to the Merger Registration Statement or Proxy Statement will be made by Parent or the Company without the approval of the other party, which will not be unreasonably withheld or delayed. Each party will advise the other party promptly, after it receives notice thereof, of the time when the Merger Registration Statement is declared effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension or qualification of Parent Common Shares issued in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If, at any time prior to the Effective Time, the Company or Parent discovers any information relating to either party, or any of their respective affiliates, officers or directors, that should be set forth in an amendment to either the Merger Registration Statement or the Proxy Statement so that such document would not contain any misstatement of material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers that information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law or regulation, disseminated to the stockholders of the Company.

(ii) Notwithstanding the foregoing, if Parent or Merger Sub shall acquire at least 90% of the outstanding shares of Company Common Stock pursuant to the Offer or otherwise, the parties hereto agree, subject to the satisfaction or (to the extent permitted hereunder) waiver of all conditions to the Merger, to take, or cause to be taken, all necessary and appropriate action to cause the Merger to be effective as soon as reasonably practicable after the acceptance for payment or exchange of shares of Company Common Stock pursuant to the Offer without the Company Stockholder Meeting.

(d) Parent will use its reasonable best efforts to cause the Parent Circular and the European Prospectus to be made publicly available as promptly as reasonably practicable after the Offer Registration Statement is declared effective.

(e) As promptly as reasonably practicable after the date of this Agreement, the Parties shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal or state securities Laws relating to the Merger and the other transactions contemplated by this Agreement (collectively, the “Other Filings”).

(f) The Parties shall use their respective reasonable best efforts to cause the Schedule TO, the Schedule 14D-9, the Offer Registration Statement, the Parent Circular, the European Prospectus, the Merger Registration Statement, the Proxy Statement and the Other Filings to comply in all material respects with all requirements of Laws. Whenever any event or circumstance occurs which is required under the Securities Act, the Exchange Act or other Laws to be set forth in an amendment or supplement to the Schedule TO, the Schedule 14D-9, the Offer Registration Statement, the Parent Circular, the European Prospectus, the Merger Registration Statement, the Proxy Statement or any Other Filing, each Party shall promptly upon becoming aware thereof inform the other of such occurrence and the relevant Party shall promptly prepare an amendment, supplement or filing, as appropriate, accurately describing such event or circumstance and provide the other Party reasonable opportunity under the circumstances to review and comment, and cooperate in filing with the SEC, its staff or any other Governmental Authority, and/or mailing to stockholders of the Company, such amendment or supplement.

(g) Subject to Section 5.2(c), the Proxy Statement shall include the Recommendation.

6.2 Stockholders Meetings.

(a) If required by applicable Laws, the Company, acting through the Company Board, shall, in accordance with applicable Laws, duly call, convene and hold the Company Special Meeting, as soon as reasonably practicable after the acceptance for payment or exchange of shares of Company Common Stock pursuant to the Offer, for the purpose of voting upon this Agreement and the Merger, and the Company agrees that this Agreement shall be submitted at such meeting. The Company shall (i) take all action necessary to duly call, give notice of, convene and hold the Company Special Meeting, (ii) subject to Section 5.2(c), include in the Company Proxy Statement the Recommendation and (iii) use its reasonable best efforts to obtain the Company Requisite Stockholder Approval. The Company shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement and shall take all other action reasonably necessary or advisable to secure the Company Requisite Stockholder Approval.

(b) As soon as reasonably practicable following the date of this Agreement, the effectiveness of the Offer Registration Statement and the approval of the European Prospectus by the AFM, Parent, acting through its Supervisory and/or Managing Boards, shall (i) take all action necessary to duly call, give notice of, convene and hold a general meeting of its stockholders (such meeting, including any adjournments or postponements, the “Parent Stockholders Meeting”) for the purposes of, among other things, obtaining the Parent Requisite Stockholder Approval and (ii) use its reasonable best efforts to obtain the Parent Requisite Stockholder Approval.

6.3 Access to Information; Confidentiality.

(a) Upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, Parent and the Company shall (and shall cause each of their respective

Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other Party reasonable access, during the Interim Period, to all its properties, books, contracts, commitments and records and, during such period, furnish promptly to the other Party such information concerning its business, properties and personnel as the other Party may reasonably request. Parent and the Company shall make available to the other, upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, the appropriate individuals for discussion of its business, properties and personnel as the other may reasonably request.

(b) The Parties shall keep all information obtained pursuant to Section 6.3(a) confidential in accordance with the Confidentiality Agreement dated May 7, 2007 (the “Confidentiality Agreement”), between Parent and the Company.

6.4 Reasonable Best Efforts; Further Assurances.

(a) Parent and the Company shall use their reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Section 7, as applicable to each of them. Each Party, at the reasonable request of the other, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary and consistent with this Agreement to effect the consummation of the Merger and other transactions contemplated by this Agreement.

(b) Subject to the terms and conditions hereof, the Company and Parent agree to use their respective reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to promptly consummate and make effective the Merger and other transactions contemplated by this Agreement, including using their respective reasonable best efforts: (i) to effect all necessary registrations and filings required by any Governmental Authority (in connection with which Parent and the Company shall cooperate with each other in connection with the making of all such registrations and filings, including providing copies of all such documents to the non-filing party and its advisors prior to the time of such filing and, if requested, will consider in good faith reasonable additions, deletions or changes suggested in connection therewith) and (ii) to furnish to each other such information and assistance as reasonably may be requested in connection with the foregoing.

(c) The Company shall use its reasonable best efforts to promptly obtain all consents, approvals, authorizations, and waivers of, and to give all notices to, each third party that may be necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby, including obtaining all consents, approvals, authorizations and waivers, and giving all notices listed in Section 3.4(c) of the Company Disclosure Schedule; provided, however, that the Company shall not amend or agree to amend, or waive any material right or material economic benefit under, any Company Material Contract in connection with obtaining such consents, approvals, authorizations and waivers without Parent’s prior written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that, in connection with obtaining such consents, approvals, authorizations and waivers, or the giving of such notices, the Company shall not incur any out of pocket costs or any other obligation or liability without Parent’s prior written consent (which consent shall not be unreasonably withheld or delayed), unless such costs, obligation or liability is de minimis in nature.

(d) Parent, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.4(b) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act, ECMR or any other applicable Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other Party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with any written notices or other communications received by such Party from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), the European Commission or any other Governmental Authority and of any notices or other communications received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and (iii) permit the other Party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, DOJ or such other applicable Governmental Authority or other person, give the other Party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the ECMR, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(e) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.4(b) and (d), each Party hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any applicable Antitrust Law. Notwithstanding anything to the contrary in this Agreement, in connection with any filing or submission required or action to be taken by either Parent or the Company to consummate the Merger, in no event shall Parent or any of its Subsidiaries or affiliates be obligated to propose or agree to accept any material undertaking or condition, to enter into any consent decree, to make any material divestiture or to accept any material operational restriction.

(f) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or a private party challenging any transaction contemplated by this Agreement, each of the parties (i) shall cooperate with the others and use its respective reasonable best efforts to defend, contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any order that is in effect (until all appeals are exhausted, if necessary) that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement and (ii) shall defend, at their costs and expense, any action or actions, whether administrative or judicial, in connection with the transactions contemplated by this Agreement.

(g) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.4 shall limit a Party’s right to terminate this Agreement pursuant to Section 8.1 so long as such Party has up to then complied in all material respects with its obligations under this Section 6.4.

(h) Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not take any action, agree to take any action or consent to the taking of any action pursuant to this Section 6.4 (including with respect to selling, holding separate or otherwise disposing of assets or conducting its business in a specified manner) without the prior written consent of Parent.

(i) Parent has advised the Company that Parent intends to seek financing of a portion of the aggregate Per Share Cash Consideration (“Financing”). The Parties agree that such Financing is not a condition to any Party’s obligation to effect the Merger and consummate the other transactions contemplated hereby in accordance with this Agreement, and that Parent, NAH and Merger Sub shall be required to proceed with the Closing notwithstanding Parent’s inability or failure to obtain such Financing. The Company agrees that it will use its reasonable best efforts to cooperate with Parent in connection with Parent’s preparation of offering materials in connection with the Financing (provided that the Company shall not be required to assume any liability therefor). Subject to consent by the Company’s independent accountants, Parent may use the Company’s financial statements in connection with the Financing. In connection therewith, in each case at Parent’s expense, the Company shall (i) provide any source of Financing with access to the Company’s books and records and provide such party with such other information reasonably requested for purposes of verifying the Company’s financial statements (subject to a confidentiality undertaking reasonably acceptable to the Company, and upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with the Company’s business operations) and (ii) do such other acts and things, as shall be reasonably requested by Parent or any source of Financing in connection with the same. Parent shall indemnify and hold harmless the Company and each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer or Representative of the Company or any of its Subsidiaries, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or relating to the Financing.

6.5 IFRS Financials. As promptly as reasonably practicable after the date hereof, the Company shall prepare and deliver to Parent such financial information as may be required by the AFM, BaFin, Frankfurt Stock Exchange and/or as reasonably requested by Parent’s German counsel, including financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), in the form required by the AFM, BaFin, Frankfurt Stock Exchange and/or as reasonably requested by Parent’s German counsel, pursuant to the Commission Regulation 809/2004 implementing Directive 2003/71/EC (as further supplemented in the FMSA, and the rules and regulations promulgated thereunder).

6.6 Employee Benefits.

(a) For the period of time commencing at the Effective Time and ending on the first anniversary of the Effective Time, Parent shall, or shall cause its Subsidiaries or the Surviving Company to, ensure that all employees and officers of the Company who are employed by Parent or the Surviving Company or their respective Subsidiaries upon and after the Effective Time (“Continuing Employees”) receive compensation and benefits that, in the aggregate, are substantially similar to the compensation and benefits received by such individuals immediately prior to the date hereof under applicable Company Employee Plans or other applicable compensation arrangements provided by the Company or any of its Subsidiaries. The provisions of this Section 6.6(a) shall not create in any current or former employee of the Company or its Subsidiaries any rights to employment or continued employment with the Parent, the Surviving Company or any of their respective Subsidiaries.

(b) Parent shall provide each Continuing Employee full credit for prior service with the Company or any of its Subsidiaries or predecessors for purposes of eligibility and vesting under any benefit plans, policies and arrangements maintained by Parent or Surviving Company or their respective Subsidiaries (“Parent Plans”) to the same extent recognized under similar plans or arrangements of the Company or such Subsidiary in which any such Continuing Employee participated prior to and, to the extent applicable, following, the Effective Time. Further, Parent shall provide each Continuing Employee full credit for prior service with the Company or any of its Subsidiaries or predecessors for purposes of benefit accruals under Parent Plan providing for vacation or severance benefits. Parent shall maintain the group health plan (providing for group medical, vision and dental benefits) currently maintained by the Company through December 31, 2008. In addition, with respect to any group health plan maintained by Parent, the Surviving Company or any of their respective Subsidiaries, Parent shall waive, or cause to be waived, any waiting periods and pre-existing condition limitations for a Continuing Employee or a dependent of a Continuing Employee who is covered under the Company’s group health plan, but only to the extent such waiting periods or pre-existing condition limitations were not otherwise applicable under the Company’s group health plan. Parent shall give Continuing Employees credit towards any lifetime deductibles or limitations on out of pocket expenses to the extent a Continuing Employee incurred the same with respect to a Company Employee Plan and such deductibles or limitations are applicable under the Parent Plan.

(c) The Company and Parent shall provide each other with such information as may be reasonably requested and take such action as may be necessary or appropriate to effect the matters set forth in this Section 6.6. All such information and notices and schedules to be provided hereunder shall be true, correct and complete as of the date provided.

(d) Parent shall take all reasonable actions to effectuate the terms and conditions of this Section 6.6 including, without limitation, amending or causing to be amended the Parent Plans.

(e) Nothing herein expressed or implied shall (i) confer upon any of the Continuing Employees any rights or remedies (including, without limitation, any right to employment or continued employment for any specified period) of any nature or kind whatsoever under or by reason of the Agreement, or (ii) obligate Parent, the Surviving Company or any of their respective Subsidiaries to maintain any particular employee benefit plan or limit the ability of Parent, the Surviving Company or any of their respective Subsidiaries to terminate or amend any of such employee benefit plan to the extent permitted thereunder in accordance with their terms. None of the provisions of this Agreement are intended to constitute an amendment to any employee benefit plan and no Continuing Employee (or other party or person which is not a signatory to this Agreement) shall have the right to enforce or compel the enforcement of any provisions of this Section 6.6 or this Agreement.

6.7 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon becoming aware of (i) the occurrence, or failure to occur, of any event, which occurrence or failure to occur would reasonably be expected to result in any representation or warranty contained in this Agreement to be untrue or inaccurate such that the condition in Section 7.2(a) or 7.3(a) would not be satisfied and (ii) any failure of the Company, Parent, NAH or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the condition in Section 7.2(b) or 7.3(b) would not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

6.8 Public Announcements. Except as otherwise required by Law or the rules of the NGSM, or as provided elsewhere herein, prior to the Closing or the earlier termination of this Agreement pursuant to Section 8, (a) the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent and (b) Parent and the Company shall each use its reasonable best efforts to consult with the other before issuing any other press release or otherwise making any public statement with respect to the Merger or this Agreement.

6.9 Accountant’s Letters.

(a) The Company shall use its reasonable best efforts to cause to be delivered to Parent a “comfort” letter, in customary form, of Ernst & Young dated within two (2) Business Days before each of: the date on which the Offer Registration Statement shall become effective, the date on which the Merger Registration Statement shall become effective, the date of the Acceptance Notice and as of the Effective Time, and addressed to Parent and the Company, in form and substance reasonably satisfactory to Parent.

(b) Parent shall use its reasonable best efforts to cause to be delivered to the Company a “comfort” letter, in customary form, of Ernst & Young, dated a date within two (2) Business Days before each of: the date on which the Offer Registration Statement shall become effective, the date on which the Merger Registration Statement shall become effective, the date of the Acceptance Notice and as of the Effective Time, and addressed to Parent and the Company, in form and substance reasonably satisfactory to Parent.

6.10 Directors and Officers Insurance/Indemnification.

(a) Parent shall negotiate (with the assistance of the Company or its representative) and purchase “tail” insurance coverage from the Company’s existing directors and officers liability insurers, or from other insurers, that provides for a period of six (6) years that is substantially equivalent to the Company’s existing directors and officers liability insurance program, or if substantially equivalent insurance coverage is not available, the best available coverage (“D&O Tail Coverage”); provided however that the aggregate cost for the purchase of such D&O Tail Coverage (for the entire six (6) year tail coverage period) shall not exceed more than 200% of the aggregate premium paid by the Company and its Subsidiaries for the existing directors and officers liability insurance program, provided, further, that should the cost of D&O Tail Coverage exceed the 200% cap, Parent shall instead purchase the best available coverage for 200% of the aggregate premium paid by the Company and its Subsidiaries for the existing directors and officers liability insurance program.

(b) Parent and the Surviving Company shall, until the sixth (6th) anniversary of the Effective Time, jointly and severally, indemnify and hold harmless, with respect to claims or events existing or occurring at or prior to the Effective Time, each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or by reason of the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL for officers and directors of Delaware corporations.

(c) The Certificate of Formation and Operating Agreement shall contain, and Parent shall cause the Certificate of Formation and Operating Agreement to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its Subsidiaries than are presently set forth in the Certificate of Incorporation and Bylaws of the Company, and such commitments will be included and maintained in the Certificate of Incorporation and Bylaws of the Surviving Company upon its conversion to a corporation.

6.11 Stockholder Litigation. The Company shall promptly notify Parent of any stockholder litigation brought, or threatened in writing, against the Company and/or the members of the Company Board relating to the Merger or the transactions contemplated by this Agreement, and shall provide Parent with updates and such information as Parent shall reasonably request with respect to the status of the litigation and discussion between the parties thereto. The Company shall give Parent the opportunity to participate in the defense of and settlement discussions with respect to (but, in each case, not control) such litigation and the Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such litigation unless Parent shall have consented in writing to such payment or settlement, which consent shall not be unreasonably withheld, conditioned or delayed.

6.12 Nasdaq Listing. Parent shall use reasonable best efforts to cause the Parent Common Shares to be issued as part of the Consideration to be approved for listing on the NGSM, on or prior to the Effective Time.

6.13 Affiliates. The Company shall use its reasonable best efforts to obtain an executed affiliate agreement substantially in the form attached hereto as Exhibit A, with such changes therein as are agreeable to Parent (each, a “Company Affiliate Agreement”), from each of the Persons identified in Section 6.13 of the Company Disclosure Schedule concurrently with the execution of this Agreement and thereafter from any other Person who is an officer or director of the Company or its Subsidiaries and who the Company hereafter determines to be an Affiliate of the Company regarding compliance with Rule 145 under the Securities Act.

6.14 Section 16(b). The Company and Parent shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15 Tax Compliance. Neither Parent nor NAH nor Company shall take or fail to take (and, following the Merger, Parent shall cause NAH and Surviving Company to take or not to fail to take) any action which action (or failure to act) would reasonably be expected to (i) cause the Offer and the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) cause the Merger to fail to satisfy the requirements of Treasury Regulation Section 1.367(a)-3(c)(i), (ii) or (iv) following the Merger. With respect to the Merger, Parent will (and following the Merger will cause its Subsidiaries to) file all required information with all relevant Returns and maintain all records required for Tax purposes, including, without limitation, the reporting requirements of the Company described in Treasury Regulation Section 1.367(a)-3(c)(6).

7. CONDITIONS OF MERGER

7.1 Conditions to Obligation of Each Party to Effect the Merger. The obligations of each Party to effect the Merger and consummate the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived in writing by the Party entitled to the benefit thereof, in whole or in part:

(a) Effectiveness of the Offer Registration Statement. The Offer Registration Statement shall have become effective and no stop order or other order or directive suspending the effectiveness or approval of the Offer Registration Statement or the use of the Proxy Statement shall have been issued or initiated by the SEC.

(b) Stockholder Approval. If required by applicable Law, this Agreement shall have been adopted by the Company Requisite Stockholder Approval and the Parent Requisite Stockholder Approval.

(c) Nasdaq Listing. The Parent Common Shares issuable to the stockholders of the Company pursuant to this Agreement shall have been listed on the NGSM.

(d) Antitrust. (i) The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; (ii) all required approvals by the European Commission applicable to the Merger under applicable Law shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired; (iii) all required approvals of the competent authority of any member state of the European Union applicable to the Merger under applicable Law shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired and (iv) all other required approvals of any Governmental Authority under applicable Law (including any Antitrust Law) shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired, in each case without requiring any divestiture, hold separate or any material operating condition.

(e) No Injunctions or Restraints; Illegality. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or the other transactions contemplated by this Agreement.

(f) Relative Values of Parent and Company. On the Closing Date, the fair market value of Parent, computed according to the special rules contained in Treasury Regulation Section 1.367(a)-3(c)(3)(iii)(B), will be at least equal to the fair market value of Company.

7.2 Additional Conditions to Obligations of Parent. The obligations of Parent to effect the Merger are also subject to the following conditions, any and all of which may be waived in writing by Parent, in whole or in part:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.3 shall be true and correct in all material respects and (ii) each of the other representations and warranties of the Company contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or a Company Material Adverse Effect or any similar standard or qualification) shall be true and correct except to the extent that all failures of such representations and warranties to be so true and correct (disregarding all qualifications and exceptions contained therein regarding materiality or a Company Material Adverse Effect or any similar standard or qualification), individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, in each case of clauses (i) through (ii) above as of the date of this Agreement and as of the Closing Date as if made at and as of such time (except for representations and warranties made only as of a specified date, which shall be true and correct only as of the specified date). Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company.

(c) Third Party Consents. All consents, approvals and authorizations listed in Section 7.2(c) of the Company Disclosure Schedule shall have been obtained and evidence thereof, in form reasonably satisfactory to Parent, shall have been delivered to Parent and shall be in full force and effect as of the Closing.

(d) Federal Tax Opinion. Parent shall have received the opinion of its counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Offer and the Merger together will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of the Company, NAH and Parent and of their officers, directors and principal stockholders as are customary for such opinions.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions, any and all of which may be waived in writing by the Company, in whole or in part:

(a) Representations and Warranties. Each of the representations and warranties of Parent set forth in Section 4.3 shall be true and correct in all material respects and (ii) each of the other representations and warranties of Parent contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or a Parent Material Adverse Effect or any similar standard or qualification) shall be true and correct except to the extent that all failures of such representations and warranties to be so true and correct (disregarding all qualifications and exceptions contained therein regarding materiality or a Parent Material Adverse Effect or any similar standard or qualification), individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, in each case of clauses (i) through (ii) above as of the date of this Agreement and as of the Closing Date as if made at and as of such time (except for representations and warranties made only as of a specified date, which shall be true and correct only as of the specified date). Company shall have received a certificate to such effect signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent.

(b) Agreements and Covenants. Parent, NAH and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent.

(c) Federal Tax Opinion. The Company shall have received the opinion of its counsel, Ballard Spahr Andrews & Ingersoll, LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, (i) the Offer and the Merger together will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) the exchange of Company Common Stock for Parent Common Shares will not result in gain recognition to the shareholders of the Company pursuant to Section 367(a) of the Code. In rendering such opinion, counsel may require and rely upon such representations contained in certificates of officers of the Company, NAH and Parent and of their officers, directors and principal stockholders as are customary for such opinions. Such opinion of counsel may assume that any shareholder of the Company that is a U.S. person and a “five percent transferee shareholder” as defined in Treasury Regulation Section 1.367(a)-3(c)(5)(ii) will enter into a five-year gain recognition agreement described in Treasury Regulation Section 1.367(a)-8T.

(d) Directors and Officers Insurance. Parent shall have purchased the D&O Tail Coverage in accordance with Section 6.10.

8. TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the Offer, the Merger and other Transactions may be abandoned prior to the Effective Time upon written notice to the other Party, notwithstanding approval thereof by the stockholders of the Company:

(a) by mutual written consent of the Parties;

(b) by either Parent or the Company if the Merger shall not have been consummated on or before the date that is 270 days from the date hereof (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been the principal cause of, or resulted in, the failure of any condition of the Offer or the Merger to have been satisfied on or before such date;

(c) by either Parent or the Company, if a Governmental Authority of competent jurisdiction shall have issued an order or taken any other action, in each case, which has become final and non-appealable and which permanently restrains, enjoins or otherwise prohibits the acceptance for payment or exchange of Company Common Stock pursuant to the Offer or the Merger;

(d) by either Parent or the Company, if, (i) the Offer shall have expired or been terminated in accordance with the terms of this Agreement without Parent, NAH or Merger Sub having accepted for payment or exchange any shares of Company Common Stock pursuant to the Offer or (ii) at the Parent Stockholders Meeting the Parent Requisite Stockholder Approval shall not have been obtained;

(e) by Parent if, at any time prior to the Acceptance Date (i) the Company Board (or a duly authorized committee of the Company Board) shall have withdrawn or modified the Recommendation in a manner adverse to Parent or fails to include its recommendation of this Agreement and the Merger in the Schedule 14D-9, (ii) the Company Board has failed to reaffirm the Recommendation within 3 Business Days after Parent has requested in writing that it do so at any time when a Competing Proposal shall have been publicly proposed and not rejected by the Company Board, provided that such 3 Business Day period shall be extended for 3 Business Days following any material modification of such Competing Proposal occurring after the receipt of Parent’s written request, (iii) the Company Board (or a duly authorized committee of the Company Board) shall have recommended to the Company stockholders that they approve or accept a Competing Proposal or (iv) the Company shall have breached any of its obligations under Section 5.2(b), (c) or (d), or Section 6.2;

(f) by Parent, if neither Parent, NAH nor Merger Sub is in material breach of its obligations under this Agreement, and if, at any time prior to the Acceptance Date, (i) there has been a breach of any of the representations and warranties of the Company herein, which breach would cause the condition set forth in Section 7.2(a) not to be satisfied, or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement, which breach would cause the condition in Section 7.2(b) not to be satisfied, and, in both case (i) and case (ii), such breach (if curable) has not been cured within 30 days after notice thereof to the Company by Parent, provided such cure period shall not extend beyond the period set forth in Section 8.1(b);

(g) by the Company, if it is not in material breach of its obligations under this Agreement, and if, at any time prior to the Acceptance Date, (i) there has been a breach of any of the representations and warranties of Parent, NAH or Merger Sub herein, which breach would cause the condition set forth in Section 7.3(a) not to be satisfied, or (ii) there has been a breach on the part of Parent, NAH or Merger Sub of any of their respective covenants or agreements contained in this Agreement, which breach would cause the condition in Section 7.3(b) not to be satisfied, and, in both case (i) and case (ii), such breach (if curable) has not been cured within thirty (30) days after notice thereof to Parent from the Company, provided such cure period shall not extend beyond the period set forth in Section 8.1(b);

(h) by the Company, if, at any time prior to the Acceptance Date, the Company Board shall have approved or recommended a Competing Proposal; provided, however, that this Agreement may not be so terminated unless (i) the Company Board shall have complied in all material respects with the procedures set forth in Sections 5.2(c) and (d) and (ii) all of the payments required by Section 8.3 as a result of the operation of this paragraph (h) have been made in full to Parent; or

(i) by Parent or the Company, if with respect to antitrust matters, HSR approval has not been obtained before the expiration of 120 days after the date of the HSR filing; provided, however, that such 120 day period shall be extended for an additional 120 day period in the event that facts and circumstances existing at such time indicate that there is a reasonable possibility that HSR approval will be obtained within such additional 120 day period with the cooperation in good faith of both Parent and the Company in pursuing such approval.

8.2 Effect of Termination. Except as provided in this Section 8.2, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement (other than this Section 8.2 and Sections 6.3(b), 6.8, and 8.3, each of which shall survive such termination) will forthwith become void, and there will be no liability on the part of Parent, Merger Sub or the Company or any of their respective officers or directors to the other, and all rights and obligations of any Party will cease, except that nothing herein will relieve any Party from liability for any willful breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement.

8.3 Fees and Expenses.

(a) Except as set forth in this Section 8.3 and in Sections 6.4(i) and 6.5, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses, whether or not the Offer or the Merger is consummated; provided, however, that Parent shall pay all fees and expenses, other than accountants’ and attorneys’ fees, incurred in relation to the printing, mailing and filing of the Proxy Statement (including financial statements and exhibits) and any amendments or supplements thereto and all filing fees payable in connection with filings made under any Antitrust Laws or any other Law.

(b) In the event that Parent or the Company, as the case may be, terminates this Agreement pursuant to Section 8.1(b) or Section 8.1(d) following the public announcement of a Competing Proposal and within 12 months after the date of such termination the Company enters into an agreement with respect to any Competing Proposal or such Competing Proposal is consummated, then the Company shall pay the Termination Fee to Parent, simultaneously with the execution of the agreement with respect to such Competing Proposal, by wire transfer of immediately available funds to an account specified by Parent.

(c) In the event that Parent terminates this Agreement pursuant to Section 8.1(e) or the Company terminates this Agreement pursuant to Section 8.1(h), then the Company shall pay to Parent, simultaneously with such termination of this Agreement, the Termination Fee, which Termination Fee shall be payable by wire transfer of immediately available funds to an account specified by Parent.

(d) If this Agreement is terminated pursuant to Section 8.1(g), then Parent shall pay to the Company the Termination Fee by wire transfer of immediately available funds to an account specified by the Company not later than two Business Days after the effective date of such termination.

(e) If this Agreement is terminated pursuant to Section 8.1(f), then the Company shall pay to Parent the Termination Fee by wire transfer of immediately available funds to an account specified by Parent not later than two Business Days after the effective date of such termination.

(f) Payment of the fees and expenses described in this Section 8.3 shall constitute the sole and exclusive remedy of the parties in connection with any termination of this Agreement, other than as a result of any willful breach by any Party.

9. GENERAL PROVISIONS

9.1 Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Closing; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which would require stockholder approval unless such approval is obtained. This Agreement may not be amended except by an instrument in writing signed by all of the Parties.

9.2 Waiver. At any time prior to the Closing, Parent, NAH and Merger Sub, on the one hand, and the Company, on the other hand, may extend the time for the performance of any of the other’s obligations or other acts required hereunder, waive any inaccuracies in the other’s representations and warranties contained herein or in any document delivered pursuant hereto, and waive compliance with any of the other’s agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument signed by the Party to be bound thereby.

9.3 Survival of Representations and Warranties. The representations and warranties in this Agreement shall terminate at the Closing; provided, however, this Section 9.3 shall in no way limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing.

9.4 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such electronic mail, or by telecopier, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such telecopy, in each case addressed as follows:

(a)	If to Parent, NAH or Merger Sub:
.	QIAGEN North American Holdings, Inc.
19300 Germantown Road
Germantown, MD 20874
Fax: (240) 686-7303
Attention: Chief Financial Officer

With copies to:

Dr. Philipp von Hugo
QIAGEN GmbH
QIAGEN Strasse 1
40724 Hilden
Germany

and

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
617 542-2241 fax
Attention: Jonathan L. Kravetz, Esq.

(b)	If to the Company:
DIGENE CORPORATION
1201 Clopper Road
Gaithersburg, Maryland 20878
Attention: Chief Executive Officer

With a copy to:

Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103
215 864-8999 fax
Attention: Mary J. Mullany, Esq.

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (c) in the case of facsimile transmission or telecopier or electronic mail, upon confirmed receipt, and (d) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted by registered or certified mail, postage prepaid, return receipt requested.

9.5 Interpretation. When a reference is made in this Agreement to Sections, subsections, Schedules or Exhibits, such reference shall be to a Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Section reference is expressly indicated, the entire Agreement rather than any specific Section or Section. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References in this Agreement to a contract or agreement mean such contract or agreement as amended or otherwise modified from time to time. References in this Agreement to a Law include any rules, regulations and delegated legislation issued thereunder.

9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.7 Entire Agreement. This Agreement (including all exhibits and schedules hereto), and other documents and instruments delivered in connection herewith constitute the entire agreement and supersede all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the Parties with respect to the subject matter hereof.

9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by operation of Law or otherwise, except that Merger Sub may assign all or any of its rights hereunder to another wholly owned Subsidiary of Parent, provided that no such assignment shall relieve Parent, NAH or Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.

9.9 Parties in Interest. Except as set forth in Section 6.10(a) and Section 6.10(b), this Agreement is not intended, and shall not be deemed, to confer upon any person who is not a Party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.10 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any Party in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

9.11 Governing Law; Enforcement. This Agreement and the rights and duties of the Parties hereunder shall be governed by, and construed in accordance with, the law of the State of New York (except to the extent to which, under the internal affairs doctrine as applied under New York law, the DGCL applies by reason of being the Law of the Company’s and/or Merger Sub’s state of organization). The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties: (a) consents to submit itself to the exclusive personal jurisdiction of the U.S. District Court for the Southern District of New York, in the event of any dispute related to or arising out of this Agreement or any transaction contemplated hereby; (b) agrees not to commence any action, suit or proceeding related to or arising out of this Agreement or any transaction contemplated hereby except in such courts; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby and (e) consents to service of process by delivery pursuant to Section 9.4 hereof.

9.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.13 Definitions. For purposes of this Agreement, unless the context otherwise requires, the following terms shall have the following meanings:

(a) Acceptance Date. “Acceptance Date” means the date on which Parent, NAH or Merger Sub, in compliance with Section 1.6(b), accepts for payment or exchange all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

(b) Company Certificate. “Company Certificate” means a certificate which previously represented any share or shares of Company Common Stock or shares of Company Common Stock in uncertificated form. “Company Certificates” shall have a correlative meaning.

(c) Fully-Diluted Shares. “Fully-Diluted Shares” means (A) the shares of Company Common Stock then outstanding plus (B) the shares of Company Common Stock which the Company may be required to issue pursuant to Company Equity Awards then outstanding.

(d) Knowledge. “knowledge of the Company”, and all variations thereof, means the actual knowledge of the individuals identified in Section 9.13 of the Company Disclosure Schedule or the knowledge that would reasonably be expected to be obtained upon appropriate inquiry with respect to such matter of any of such individuals. For the purposes of this Agreement, “knowledge of Parent”, and all variations thereof, means the actual knowledge of the individuals identified in Section 9.13 of the Parent Disclosure Schedule or the knowledge that would reasonably be expected to be obtained upon appropriate inquiry with respect to such matter of any of such individuals.

(e) Law. “Law” means any federal, state, local or foreign statute, law, regulation, legal requirement, or rule, ordinance or code of any Governmental Authority (“Law” if in the singular or “Laws” if in the plural).

(f) “Merger Cash Pool” shall mean the product of (x) the Per Share Cash Consideration multiplied by (y) the Merger Cash Election Number.

(g) Minimum Condition. “Minimum Condition” means 50.1% of the Fully-Diluted Shares.

(h) Offer Cash Pool. “Offer Cash Pool” means the product of (x) the Per Share Cash Consideration multiplied by (y) the Cash Election Number.

(i) Termination Fee. “Termination Fee” means cash in an amount of Fifty-Nine Million Dollars ($59,000,000).

(j) As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
Acceptance Date	9.13(a)
Acceptance Notice	1.1(b)
Acquisition Agreement	5.2(c)
AFM	4.4(c)
Agreement	Preamble
Anti-Kickback Statute	3.10(f)
Antitrust Law	6.4(d)
Articles of Association	4.1(b)
Assumed Equity Awards	2.18(b)
BaFin	4.4(c)
Bankruptcy and Equitable Exceptions	3.4(b)
Recommendation	3.5(a)
Business Day	2.2
Cancelled Equity Awards	2.18(a)
Cash Election	1.1(a)
Cash Election Number	1.5(a)
Cash Election Shares	1.5(b)(iv)
Cash Fraction	1.1(a)
Certificate of Formation	2.8
Certificate of Merger	2.3
CFC	4.14(e)
Closing	2.2
Closing Date	2.2
Closing Average	2.20
COBRA Coverage	3.14(d)
Code	3.14
Commitment Letter	4.22
Company	Preamble
Company Affiliate Agreement	6.13
Company Board	1.2(a)
Company Certificate	2.5
Company Common Stock	1.1(a)
Company Disclosure Schedule	3
Company Employee Plans	3.14
Company Equity Awards	3.3(b)
Company Equity Plans	3.3(b)
Company Financial Statements	3.6(b)
Company Intellectual Property Rights	3.21(a)
Company Material Adverse Effect	3
Company Material Contracts	3.9(a)
Company Preferred Stock	3.3(a)
Company Requisite Stockholder Approval	3.4(a)
Company SEC Reports	3.6(a)
Company Special Meeting	3.16(e)
Competing Proposal	5.2(a)
Confidentiality Agreement	6.3(b)
Consideration	1.1(a)
Continuing Directors	1.4(a)

Term	Section
Continuing Employees	6.6
Continuing Plans	6.6
Debarred	3.10(h)
DGCL	Recitals
Dissenting Shares	2.12
DLLCA	Recitals
DOJ	6.4(d)
ECMR	3.4(d)
Effective Time	2.3
Election Deadline	1.5(b)(ii)
Environmental Law	3.20(g)
ERISA	3.14
ERISA Affiliate	3.14
EU Prospectus Directive	6.1(a)
European Prospectus	6.1(a)
Excess Cash Election Shares	1.5(b)(iv)
Excess Merger Stock Election Shares	2.5(c)(iv)
Excess Merger Cash Election Shares	2.5(c)(iii)
Excess Stock Election Shares	1.5(b)(v)
Exchange Act	3.3(d)
Exchange Agent	1.6
Exchange Fund	1.6(b)
Excluded Shares	2.10
FDA	3.10(a)
FDA Law and Regulation	3.10(a)
FD&C Act	3.4(d)
FD&C Act Permits	3.11
Financing	6.4(i)
FTC	6.4(d)
FMSA	4.4(c)
Form of Election	1.5(b)(ii)
Fully-Diluted Shares	9.13(b)
GAAP	3.6(b)
Governmental Authority	3.4(d)
HIPAA	3.10(n)
HSR Act	3.4(d)
IFRS	6.5
Indemnified Parties	6.10(b)
Insurance Policies	3.18(a)
Interim Period	5.1
Internal Investigation	3.12
IRS	3.14
knowledge of Parent	9.13
knowledge of the Company	9.13
Law	9.13(e)
Leases	3.17(b)
Liens	3.2(c)
Material Permits	3.11
Materials of Environmental Concern	3.20(g)
Maximum Cash Election Number	1.1(a)

Term	Section
Merger	Recitals
Merger Cash Election	2.5(a)
Merger Cash Election Number	2.5(b)
Merger Cash Election Shares	2.5(c)(iii)
Merger Cash Pool	2.5(b)
Merger Election Deadline	2.5(c)(i)
Merger Exchange Fund	2.6(a)
Merger Form of Election	2.5(c)(i)
Merger Non-Election Shares	2.5(a)
Merger Registration Statement	4.12(e)
Merger Stock Election	2.5(a)
Merger Stock Election Shares	2.5(c)(iii)
Merger Stock Election Number	2.5(b)
Merger Sub	Preamble
Minimum Condition	9.13(g)
Most Recent Balance Sheet	3.7
Most Recent Balance Sheet Date	3.7
NAH	Preamble
NGSM	2.20
Non-Election	1.5(b)(i)
Non-Election Shares	1.5(b)(i)
Offer	Recitals
Offer Documents	1.1(c)
Offer Registration Statement	1.1(c)
Operating Agreement	2.8
Option Conversion Ratio	2.18(c)
Other Filings	6.1(e)
Parent	Preamble
Parent Circular	6.1(b)
Parent Common Shares	1.1(a)
Parent Convertible Note Shares	4.3(b)
Parent Disclosure Schedule	4
Parent Financial Statements	4.5(b)
Parent Financing Preference Shares	4.3(a)
Parent Intellectual Property Rights	4.16(a)
Parent Material Adverse Effect	4
Parent Material Permits	4.9
Parent Plans	6.6
Parent Policy	6.6
Parent Preference Shares	4.3(a)
Parent Requisite Stockholder Approval	4.4(a)
Parent SEC Reports	4.5(a)
Parent Stockholders Meeting	6.2(b)
Parent Third Party Intellectual	4.16(c)
Property Rights
Parent Warrant Shares	4.3(b)
Parent’s Most Recent Balance Sheet	4.5(c)
Parent’s Most Recent Balance Sheet Date	4.5(c)
Parent Option/Award Shares	4.3(b)
Parties	Preamble

Term	Section
Party	Preamble
Per Share Cash Consideration	1.1(a)
Per Share Stock Consideration	1.1(a)
PFIC	4.14(f)
Proxy Statement	3.16(e)
Recommendation	1.2(a)
reporting tail coverage	6.10(a)
Representative	5.2(a)
Returns	3.19(b)
Schedule 14D-9	1.2(b)
Schedule TO	1.1(c)
SEC	3.2(d)
Securities Act	3.2(c)
SOX	3.6(c)
SPAQ	4.3(h)
Stock Election	1.1(a)
Stock Election Number	1.5(a)
Stock Election Shares	1.5(b)(iv)
Subsidiary	3.2(e)
Superior Competing Proposal	5.2(b)
Surviving Company	2.1
Tax	3.19(a)
Termination Fee	9.13(i)
Third Party	5.2(a)
Third Party Intellectual Property Rights	3.21(d)
Third Party Manufacturer	3.10(i)
Top-Up Closing	1.3(c)
Top-Up Exercise Event	1.3(b)
Top-Up Exercise Notice	1.3(c)
Top-Up Notice Date	1.3(c)
Top-Up Option	1.3(a)
Top-Up Option Shares	1.3(a)
Top-Up Termination Date	1.3(b)
Transactions	Recitals
WARN Act	3.15(d)

(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, Parent, NAH, Merger Sub and the Company have caused this Agreement and Plan of Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.

QIAGEN N.V.

By:	/s/ PEER M. SCHATZ
Name:	Peer M. Schatz
Title:	President and Chief Executive Officer

QIAGEN NORTH AMERICAN HOLDINGS, INC.

By:	/s/ PEER M. SCHATZ
Name:	Peer M. Schatz
Title:	President and Chief Executive Officer

QIAGEN MERGER SUB, LLC

By:	Qiagen North American Holdings, Inc., its Sole Member

By:	/s/ PEER M. SCHATZ
Name:	Peer M. Schatz
Title:	President and Chief Executive Officer

DIGENE CORPORATION

By:	/s/ DARYL FAULKNER
Name:	Daryl Faulkner
Title:	President and Chief Executive Officer

ANNEX I

CONDITIONS TO THE OFFER

The capitalized terms used in this Annex I have the meanings set forth in the attached Agreement and Plan of Merger, and the term “Agreement” shall be deemed to refer to the attached Agreement and Plan of Merger.

Notwithstanding any other provision of the Offer, Parent, NAH or Merger Sub, as applicable, shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Parent’s, NAH’s or Merger Sub’s, as applicable, obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares of Company Common Stock (the “Shares”), and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered shares if (a) the Minimum Condition shall not have been satisfied at the expiration of the Offer, (b) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, (c) the Offer Registration Statement shall not have become effective under the Securities Act prior to the expiration of the Offer or shall be the subject of any stop order or proceedings seeking a stop order at the expiration of the Offer, (d) the Parent Common Shares issuable in exchange for the Shares in the Offer shall not have been approved (if such approval is necessary), prior to the expiration of the Offer, for listing on the NGSM (subject to official notice of issuance), (e) the Company shall not have received, prior to first date on which Parent accepts for payment all Shares validly tendered and not withdrawn pursuant to the Offer, a written opinion of Ballard Spahr Andrews & Ingersoll, LLP (or other nationally recognized tax counsel reasonably acceptable to the Company) to the effect that the Offer and the Merger together will constitute a reorganization within the meaning of Section 368(a) of the Code (the “Company 368 Opinion”) (which opinion may rely on such assumptions and representations as such counsel reasonably deems appropriate), such Company 368 Opinion shall have been withdrawn or an event shall have occurred that prevents Company from relying on such Company 368 Opinion; provided that such condition may be waived by the Company in its sole discretion, (f) Parent shall not have received, prior to first date on which Parent accepts for payment all Shares validly tendered and not withdrawn pursuant to the Offer, a written opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (or other nationally recognized tax counsel reasonably acceptable to Parent) to the effect that the Offer and the Merger together will constitute a reorganization within the meaning of Section 368(a) of the Code (the “Parent 368 Opinion”) (which opinion may rely on such assumptions and representations as such counsel reasonably deems appropriate), such Parent 368 Opinion shall have been withdrawn or an event shall have occurred that prevents Parent from relying on such Parent 368 Opinion, (g) Parent shall not have received copies of the material consents identified in Section 7.2(c) of the Company Disclosure Schedule, (h) the Agreement shall not have been adopted by the Parent Requisite Stockholder Approval, (i) the Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company or (j) at any time on or after the date of the Agreement and prior to the expiration of the Offer, any of the following conditions shall exist:

(i) there shall be any injunction, judgment, ruling, order or decree issued or entered by any Governmental Authority that (A) restrains, enjoins, prevents, prohibits or makes illegal the making of the Offer by Parent, NAH or Merger Sub, as applicable, the acceptance for payment, payment for or purchase of some or all of the Shares by Parent, NAH or Merger Sub, as applicable, or the consummation of the transactions contemplated by the Agreement, (B) imposes material limitations on the ability of Parent or any of its affiliates effectively to exercise full rights of ownership of one hundred percent (100%) of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the Company’s stockholders on an equal basis with all other stockholders (including, without limitation, the adoption of the Agreement and approval of the Merger), (C) restrains, enjoins, prevents, prohibits or makes illegal, or imposes material limitations on, Parent’s or any of its affiliates’ ownership or operation of all or any portion of the businesses and assets of the Company and its Subsidiaries, or, as a result of the transactions contemplated by the Agreement, of Parent and its subsidiaries, (D) compels Parent or any of its affiliates to dispose of any Shares or, as a result of the transactions contemplated by the Agreement, compels Parent or any of its affiliates to hold separate any portion of the businesses or assets of the Company and its Subsidiaries, or of Parent and its subsidiaries or (E) imposes damages on Parent, the Company or any of their respective affiliates as a result of the transactions contemplated by the Agreements in amounts that are material with respect to such transactions;

(ii) there shall be any Law enacted, issued, promulgated, amended or enforced by any Governmental Authority applicable to (A) Parent, the Company or any of their respective affiliates or (B) the transactions contemplated by the Agreement (other than the routine application of the waiting period provisions of the HSR Act) that results, or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (i) above;

(iii)(A) there shall have occurred any events or changes that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect or (B) (1) the Company shall have breached or failed to perform in any material respect its obligations, covenants or agreements under the Agreement, (2) the representations and warranties of the Company set forth in Section 3.3 shall not have been true and correct in all material respects when made or as of the Acceptance Date as if made at or at and as of such time or (3) the other representations and warranties of the Company contained in the Agreement shall not have been true and correct (disregarding all qualifications and exceptions contained therein regarding materiality or a Company Material Adverse Effect or any similar standard or qualification) when made or as of the Acceptance Date as if made at or as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date) except in the case of this clause (3) only, for such inaccuracies as have not resulted, or are not reasonably likely to result, individually or in the aggregate, in a Company Material Adverse Effect;

(iv) the Company Board shall have withdrawn or modified, in any manner (other than non-substantive modifications), its approval or recommendation of the Offer or the Merger; or

(v) there shall have occurred (A) any general suspension of trading in securities on the New York Stock Exchange, the American Stock Exchange or on the NASDAQ, for a period in excess of twenty-four (24) hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) any limitation or proposed limitation (whether or not mandatory) by any United States Governmental Authority that has a material adverse effect generally on the extension of credit by banks or other financial institutions, (D) the commencement of a war involving the United States that, in the reasonable judgment of Parent, materially affects Parent, the Company, Parent’s ability to consummate the Offer or materially adversely affects securities markets in the United States generally or (E) in the case of any of the situations in clauses (A) through (D) of this paragraph existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The foregoing conditions are for the sole benefit of Parent, NAH and Merger Sub and may be asserted by Parent, NAH or Merger Sub regardless of the circumstances giving rise to such conditions or may be waived by Parent, NAH or Merger Sub, in whole or in part at any time and from time to time in the sole discretion (except as provided in Section 1.1(b)(y) of the Agreement) of Parent, NAH and Merger Sub. The failure by Parent, NAH or Merger Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer.

If the Offer is terminated, all tendered Shares not theretofore accepted for payment shall forthwith be promptly returned to the tendering stockholders.